2024

Annual Report

Life360

KEEP CLOSE TO THE ONES YOU LOVE

Location sharing for the whole family... supercharged with safety.

Offering a holistic solution to improve everyday family life.

- Private map for your inner circle

- Devices for people, pets, and things

- Free to use

- Built for families

- Market leading driving safety

- Premium safety services





TABLE OF

CONTENTS

Life360 is listed on NASDAQ (LIF) and the Australian Securities Exchange (ASX:360)

CHAIRMAN

LETTER TO SHAREHOLDERS



We remain committed to long-term profitability and a clear path toward our goal of exceeding a 35% Adjusted EBITDA margin in the coming years.

Fellow Shareholders,

Life360's mission is to keep people close to the ones they love. During 2024, we took significant strides toward achieving this mission, enhancing our members' experience and strengthening our financial position. We continue to lead in family safety and location technology, and I am proud of our progress in delivering innovative solutions that provide peace of mind to millions of families worldwide.

2024 Performance

Life360 met or exceeded all of the guidance metrics we provided to the market for 2024. Revenue grew 22% to $371.5 million, supported by continued momentum in our core subscription business, which saw Paying Circles grow by 25% year-over-year. Meanwhile, Monthly Active Users (MAUs) increased 30% to 79.6 million, driven by strong organic growth and increasing brand awareness. International expansion was a key driver, with international MAUs rising 46% and international Paying Circles growing 33%.

Our disciplined cost management resulted in an Adjusted EBITDA of $45.5 million, reflecting our ongoing commitment to profitable growth. We also strengthened our balance sheet, finishing the year with cash, cash equivalents, and restricted cash of $160.5 million, positioning us well to continue investing in strategic initiatives.

$371.5m
+22% YoY revenue increase

79.6m
+30% Monthly Active Users

$160.5m
Cash balance[1]

367.6m
+34% Annualized Monthly revenue





> **In 2024, our crash detection dispatched over 46,800 ambulances and helped protect more than 379 billion miles.**

Strategy

In 2024, Life360 continued to execute against its core strategic objectives:

Growing Our Audience: Our MAU base increased by 30%, fueled by organic referrals and enhanced product experiences. We remain focused on driving brand awareness and deepening user engagement, particularly in underpenetrated international markets.

Scaling Paid Offerings: Core Life360 subscription revenue grew 36% year-over-year, supported by a 25% increase in global Paying Circles. In 2025, we will complete the integration of Tile, with all new devices activating directly through the Life360 app, and expand into new verticals—beginning with pet tracking by year-end.

Creating New Revenue Streams: The launch of our advertising platform in 2024 represents a major milestone. By leveraging our proprietary data, we are creating new monetization opportunities. Early results have been promising, and we will continue scaling this business in 2025.

Expanding Profitability: Life360's financial discipline has driven meaningful improvements in Adjusted EBITDA and operating cash flow. We remain committed to long-term profitability and a clear path toward our goal of exceeding a 35% Adjusted EBITDA margin in the coming years.

Your Company

At Life360, our mission to make everyday family life better is evident in the real-world impact of our technology. In 2024, our crash detection dispatched over 46,800 ambulances and helped protect more than 379 billion miles – clear proof of the value we deliver to families every day.

As we look to 2025, I would like to thank my fellow Board members for their continued guidance and support. Life360 enters the year well-positioned to build on our momentum and seize the opportunities ahead.

Sincerely,

John Philip Coghlan
Chairman

1. Cash balance includes cash, cash equivalents and Restricted Cash.

CEO

LETTER TO SHAREHOLDERS

Our commitment to delivering value to our members and shareholders remains unwavering.

2.3m
Global Paying Circles

+33%
International Paying Circles YoY growth

+25%
Global Paying Circles YoY growth

+42%
Increase in FY'24 International ARPPC[1]

1. Average Revenue Per Paying Circle

Dear Shareholders,

As we reflect on 2024 and look ahead to the future, I am proud to share that Life360 has made tremendous progress in executing our mission to keep people close to the ones they love. With a relentless focus on innovation, growth, and financial discipline, we have entered 2025 well-positioned to drive our next phase of expansion.

2024 Performance and Achievements

In 2024, Life360 reported consolidated revenue of $371.5 million, representing a 22% year-over-year increase. Our Monthly Active Users (MAUs) base expanded to 79.6 million, a 30% YoY growth, demonstrating the increasing demand for our offerings. Paying Circles grew by 25% to 2.3 million, fueled by strong adoption of our subscription services in both the U.S. and international markets.

Key highlights from the year included the successful launch of our advertising business, the introduction of a cutting-edge lineup of Tile tracking devices, our U.S. IPO listing on Nasdaq, and the strategic investment in Hubble to enhance our future technology roadmap. These achievements reinforce the strength of our platform and set the stage for continued success.

Our international expansion efforts yielded impressive results, with international MAUs growing 46% YoY and international Paying Circles increasing by 33%.



Over the past year, we have strengthened our position as the leader in family safety and location technology while delivering record-breaking results across our key metrics.

Our strategic focus on pricing optimization also enabled Average Revenue Per Paying Circle (ARPPC) to rise 42% YoY in international markets, further enhancing our financial performance.

Beyond user growth and financial success, we continued to enhance our product experience by improving location accuracy, adding premium features, and integrating our software and hardware more seamlessly. These efforts drive deeper engagement and brand loyalty while unlocking new revenue opportunities.

Our Strategy Roadmap for 2025

As we move into 2025, we remain focused on our long term objectives: to reach 150 million MAUs, surpass $1 billion in annual revenue, and exceed a 35% Adjusted EBITDA margin. To achieve these ambitious goals, we are focused on four core strategic initiatives:

1. Growing Our Audience

Our freemium model remains central to our strategy, allowing families to experience the best location sharing experience while encouraging them to upgrade to premium services. The majority of our members discover us through word of mouth, and we continue to invest in features that enhance organic referrals and increase brand awareness.

In the U.S., we see significant untapped potential despite being our most mature market. Strong user growth in even our most penetrated regions underscores the demand for our product, and we plan to drive further expansion through enhanced product experiences and targeted marketing investments.

Internationally, we have only scratched the surface. With strong growth in our key Triple Tier markets of Canada, the UK, and Australia/New Zealand, we are accelerating efforts to build our brand presence globally. In 2025, we will launch full-funnel marketing campaigns to drive MAU growth, expand emergency dispatch services to additional countries, and tailor premium offerings to local market needs.

2. Scaling Paid Offerings

The integration of Tile into the Life360 platform marks a major milestone in our hardware strategy. In Q4 2024, we saw a significant increase in the number of premium subscribers actively linking Tile devices to their accounts, reinforcing the value of an integrated ecosystem. In 2025, we will complete the transition to the Life360 app as the exclusive activation platform for all new Tile devices, further streamlining the member experience.

Additionally, we are expanding our GPS hardware lineup with the launch of our pet-tracking device in late 2025, followed by an aging parents product. These high-growth verticals will introduce new subscription-based offerings, helping us serve families at all life stages while driving sustained revenue growth.



> **We have forged a strategic partnership with Uber, integrating personalised transportation recommendations into our platform.**

3. Creating New Revenue Streams

In 2024, we launched our advertising platform, unlocking a significant long-term revenue opportunity. Our proprietary first-party location data allows us to deliver highly relevant, privacy-conscious advertising solutions, providing brands with an unparalleled ability to engage families in a meaningful way.

We have already forged strategic advertising partnerships, including our collaboration with Uber, which integrates personalized transportation recommendations into our platform. In 2025, we will further refine our ad-targeting capabilities, expand programmatic solutions, and deepen brand partnerships to accelerate growth in this new revenue stream.

A major step forward in this effort was our recent acquisition of Fantix's advertising unit—a leading AI-powered ad-tech platform. This acquisition will significantly enhance our ability to deliver privacy-first, highly targeted advertising. By leveraging Fantix's cutting-edge machine learning algorithms, we will improve ad relevance, optimize campaign performance, and drive monetization at scale.

In addition to advertising, our data business is scaling through our exclusive partnership with Placer.ai, which provides valuable insights into consumer mobility patterns. Our strategic investment in Hubble also sets the stage for future advancements in location technology, further differentiating our platform.

4. Expanding Profitability

We have made significant strides in enhancing our financial position. In 2024, we achieved an Adjusted EBITDA of $45.5 million, reflecting strong operating leverage. Our disciplined approach to cost management, combined with continued revenue growth, has paved the way for further margin expansion.

In 2025, we are prioritizing investments that drive long-term value. This includes increasing marketing spend earlier in the year to capitalize on efficiencies gained in 2024, while maintaining a clear path to achieving our goal of a 35% Adjusted EBITDA margin in the coming years.

Looking to the Future

As we enter 2025, we are more confident than ever in our ability to execute our vision. Our strategic priorities are clear, our financial discipline is strong, and our commitment to delivering value to our members and shareholders remains unwavering.

We are incredibly excited about the opportunities ahead as we evolve into the number one brand that makes everyday family life better. I extend my heartfelt appreciation to our employees, partners, and shareholders for their support in making this vision a reality. Together, we will make 2025 another transformational year for Life360.

Sincerely,

Chris Hulls
Co-Founder and CEO

FORM

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-42120

Life360, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**26-0197666**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1900 South Norfolk Street, Suite 310 San Mateo, CA	**94403**
(Address of principal executive offices)	(Zip Code)

Tel: (415**)** 484-5244
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	LIF	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, par value $0.001 per share**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an "emerging growth" company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 28, 2024 was approximately $2.28 billion, based on the closing price of $32.39 per share for the Registrant's common stock as reported by Nasdaq Stock Market LLC.

As of February 21, 2025, the registrant had 75,527,845 shares of common stock, par value $0.001 per share, including shares underlying all issued and outstanding CHESS Depositary Interests ("CDIs"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2025 Annual Meeting of Stockholders of the Registrant (the "2025 Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the Registrant's fiscal year ended December 31, 2024.

Life360, Inc.

Annual Report on Form 10-K for the Year Ended December 31, 2024

Table of Contents

In this report, unless otherwise stated or the context otherwise indicates, the terms "Life360," "the Company," "we," "us," "our" and similar references refer to Life360, Inc and its consolidated subsidiaries. The Life360 logo, and other trademarks, trade names or service marks of Life360, Inc. appearing in this Annual Report on Form 10-K are the property of Life360, Inc. All other trademarks, trade names and service marks appearing in this Annual Report on Form 10-K are the property of their respective owners. Solely for convenience, the trademarks and trade names in this report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Some of the statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Annual Report contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us as of the date of this Annual Report and our projections of the future, about which we cannot be certain. Forward-looking statements in this Annual Report include, but are not limited to, statements about:

- our ability to further penetrate our existing member base, maintain and expand our member base, increase monetization of our member base, and expand in new use cases;
- our ability to maintain the value and reputation of our brands;
- the effects of increased competition in our markets and our ability to compete effectively in our industry;
- our ability to anticipate market needs or develop new products and services or enhance existing products and services to meet those needs;
- anticipated trends, developments, and challenges in our industry, business and in the markets in which we operate;
- our growth strategy and business plan and our ability to effectively manage our growth and meet future capital requirements;
- our ability to expand internationally and the significance of our global opportunity;
- market acceptance of our location sharing services, tracking products and digital subscription services;
- our ability to increase sales of our products and services;
- our expectations concerning relationships with third parties; including suppliers, manufacturers and fulfillment partners;
- our ability to continue to manufacture our hardware products on reasonable terms, including our ability to continue our relationships with Jabil, Inc. ("Jabil"), or at all;
- our ability to develop, and the success of, new monetization features, such as the introduction of advertisements in our app, and improve on existing features;
- the effects of uncertainties with respect to the legal system in the People's Republic of China (the "PRC") and in Malaysia, where our primary manufacturer's facilities are located, and of disruption in the supply chain from Malaysia and the PRC;
- the effects of seasonal trends on our results of operations;
- our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
- our ability to successfully acquire and integrate companies and assets and to expand and diversify our operations through strategic acquisitions and partnerships;
- our expectation regarding future financial performance, including our expectations regarding our revenue, cost of revenue, and operating expenses, and our ability to achieve or maintain future profitability;
- the effects of an economic downturn or economic uncertainty on consumer discretionary spending and demand for our products and services;
- economic and industry trends, projected growth or trend analysis;
- our compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally, including with respect to data privacy and security, consumer protection, location sharing, precise geolocation data (including of children), item tracking, targeting and children's privacy protections;
- our ability to maintain, protect, and enhance our intellectual property; and

- our ability to succeed in our core mission of simplifying safety for families through environmental, social, and corporate governance ("ESG") initiatives.

You should refer to the "Item 1A. Risk Factors" section of this Annual Report for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and existing risks and uncertainties may become more material, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

Overview

Life360 is a leading technology platform connecting millions of people throughout the world to the people, pets and things they care about most. We have created a new category at the intersection of family, technology, and safety to help keep families connected and safe. Our core offering, the Life360 mobile application, includes features like communications, driving safety, digital safety and location sharing. Beyond the everyday, Life360 also provides much-needed protection and saves lives, which is crucial for families in emergency situations such as natural disasters, vehicle collisions, physical property theft, and digital identity theft. The Life360 mobile application operates under a "freemium" model where its core offering is available to members at no charge, with additional membership subscription options that are available but not required.

In addition to the Life360 mobile application, we also offer hardware tracking devices through the sale of Tile, Inc. ("Tile") and Jio, Inc. ("Jiobit") products to keep members close to the people, pets and things they care about most.

Our suite of product and service offerings, including the Life360 and Tile mobile applications, and related third-party services, is system and platform-agnostic, allowing our products and services to work seamlessly for our members, regardless of the different devices they use. As of December 31, 2024, we had approximately 79.6 million Monthly Active Users ("MAUs"), and 2.3 million global Paying Circles on the Life360 Platform, as described below, representing a year-over-year increase of 30% and 25%, respectively. We define a Paying Circle as a group of Life360 members with a paying subscription who have been billed as of the end of period.

Our revenue is primarily generated from the sale of subscriptions and hardware tracking devices used to access our services across our two major brands, Life360 and Tile. In addition, a portion of our revenue for the years ended December 31, 2024, 2023, and 2022 was generated indirectly from the sale of aggregated data (non-personally identifiable information) for the purposes of data insights from our member base to our partners and from the sale of third-party products and services, including through the placement of ads within our platform.

For the years ended December 31, 2024, 2023, and 2022, we generated:

- Total revenue of $371.5 million, $304.5 million, and $228.3 million, respectively;
  - Subscription revenue of $277.8 million, $220.8 million, and $153.3 million, respectively;
  - Hardware revenue of $57.6 million, $58.2 million, and $47.9 million, respectively;
  - Other revenue of $36.0 million, $25.5 million, and $27.1 million, respectively; and
- Net loss of $4.6 million, $28.2 million, and $91.6 million, respectively.

Our Products

Life360 Platform

We currently offer four key product features that make up the Life360 Platform: (i) location coordination and safety, (ii) driving safety, (iii) digital safety, and (iv) emergency assistance. Each of these features keeps members connected to the important people in their lives by organizing them into groups called "Circles". A member selects who to invite to their Circle and what information a Circle, or any individual member within that Circle, receives.

Location coordination and safety features include real-time location, location history, and smart notifications such as location-specific alerts, driving alerts, and crime reports. Driving safety features include crash detection, roadside assistance, family driving summaries, and individual driver reports. Digital safety features include data breach alerts, identity theft protection, stolen funds reimbursement, and credit monitoring. Emergency assistance features include SOS with emergency dispatch, disaster response, medical assistance, and travel support.

The Life360 mobile application operates under a "freemium" model where its core offering is available to members at no charge, with paid membership subscription options that are available but not required. Paid subscription options offer members a comprehensive suite of premium safety services. We expect that, from time to time, the prices of our membership plans in each country may change and that we may implement other plan and price variations.

Hardware Products

Our hardware products under the Tile brand seamlessly integrate with the Life360 Platform. The Tile Bluetooth® network leverages the installed base of Life360 members to scan for locations of devices, generating even higher confidence that we can locate lost devices of Tile customers. Tile devices are sold through online and brick and mortar retail channels as well as directly via Tile.com, and are available, in various shapes, sizes, and price points for different use cases. The Tile mobile application offers a free service as well as two paid subscription options: Premium and Premium Protect, which offer additional services such as warranties and item reimbursement.

The Jiobit product line offers wearable location devices for young children, pets, and seniors. Customers purchase a Global Positioning System ("GPS") enabled device and a monthly subscription to access location tracking services.

Our Technology Platform

To help families stay connected and safe, we have developed a scalable mobile-first technology platform that protects our members' data and ensures operational integrity, security and performance. Highlights of our technology platform include a robust location engine design, scalable and modern technology infrastructure, and seamless third-party integration.

We have designed an end-to-end technology location solution that allows us to deliver real-time location-based experiences and includes functionality such as storage, processing and communication of events, locations, drives, maps, places, networking, and visualization of device characteristics for people, pets and things. The Tile finding network has been integrated into the Life360 Platform. This integration allows members and Paying Circles to keep track of their things and connect with each other through the Life360 Platform. Through our strategic partnership with Hubble, we expect to expand our location tracking capabilities.

We utilize third-party services for our backend platform and infrastructure to connect to our apps and the hardware devices running them. Using these services grants us access to a highly distributed, scalable, reliable, and secure architecture for global delivery of our mission critical services with potential to extend features and functionality—from dispatching tow trucks for roadside assistance to connecting calls for 24/7 SOS help.

Competition

Our competitors include both large competitors with various product and service offerings and smaller competitors, including (i) direct competitors with location sharing products focused on family safety, (ii) competitors providing location sharing platforms that are not focused on family safety, (iii) competitors in the item tracking technology market and (iv) competitors that have, or may in the future have, overlapping offerings (for example, companies in industries related to roadside assistance and crash detection, identity theft protection, phone insurance and travel, and disaster and medical assistance).

While our industry is becoming increasingly competitive, we believe that we will continue to compete successfully due to our leading market position, superior value proposition, brand recognition, ability to leverage our member base, our comprehensive suite of offerings and economies of scale. In addition, our data-driven insights on families' habits, needs and preferences enable us to continuously enhance our product offerings and improve the member experience, reinforcing our competitive differentiation.

Employees and Culture

Life360's core values are designed to create a culture that supports our vision of an ambitious, professionally driven organization that can simplify safety so families can live fully:

- *Be a Good Person.* Everyone at Life360 respects each other and maintains a high level of integrity.
- *Be Direct with Respect.* We communicate directly, even when it's hard. This is always done in support of the other person's development, and we are intentionally inclusive and always respectful.
- *Members Over Metrics.* We value metrics and use them to influence strategy and measure results, but at our core we always focus on building an exceptional experience for families.
- *High Intensity, High Impact.* We do whatever it takes to get the job done. We are in a fast moving and competitive environment and we have a team that is in it to win it.

As of December 31, 2024, we had approximately 455 full-time employees and approximately 114 contractors, all of whom have the flexibility to work remotely or out of our San Mateo, California and Vancouver, Canada offices. Life360 aims to provide a work environment in which all of our people can excel regardless of race, religion, age, disability, gender identity, sexual orientation or marital status.. We believe that diversity contributes to our business success, and benefits all of our stakeholders. As of December 31, 2024, our company wide employees were approximately 63% male, 35% female, and 2% not disclosed or other. Our U.S. employees were approximately 53% White, 32% Asian, 7% Hispanic or Latino, 4% African-American, and 4% of two or more races. We are committed to creating an inclusive and equitable work environment for all employees.

We view the quality of our products and services as our key long-term strategic differentiator, and as such, we also provide training opportunities for our employees to further promote personal and professional growth. We do this through both cohort learning as well as personalized learning via the LinkedIn Learning® platform throughout the year.

Environmental, Social and Corporate Governance

We support our core mission of simplifying safety for families through ESG initiatives based on the following key areas: environment, community and governance.

Environment

We recognize that climate change will have an increasingly significant impact on all aspects of society. We are committed to quantifying the environmental footprint of our business operations by measuring the following emissions: direct greenhouse gas emissions that occur from sources that are controlled or owned by us ("Scope 1 Emissions"), indirect greenhouse gas emissions associated with the purchase of electricity, steam, heat or cooling ("Scope 2 Emissions") and results of activities from assets not owned or controlled by us, but that indirectly impact our value chain ("Scope 3 Emissions"). By quantifying our impact, we will be able to implement an emission reduction plan that targets the greatest contributors to our carbon footprint.

Community

We aim to simplify safety so families can live fully. Our products and services seek to deliver peace of mind and safety in the online and physical worlds. Additionally, we engage in community outreach by supporting and matching employee contributions to four non-profit organizations committed to supporting families: One Tail at a Time, Ronald McDonald House Charities, The Ocean Cleanup, and Chester Children's Chorus.

Governance

We are committed to robust governance frameworks and responsible business practices to foster the financial sustainability of the Company for all stakeholders including shareholders, employees, customers and suppliers. We have established a disciplined process to identify, assess and analyze risk, and promote appropriate risk monitoring and reporting.

Research and Development

We invest substantial resources in research and development to enhance our customer offerings and competitiveness. Our global research and development team supports the design and development of our location sharing services, mobile app development, web development, firmware development, platform software development, site reliability engineering, hardware engineering, test engineering and data science and analytics. Our research and development expenses were $113.1 million, $101.0 million and $102.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. We intend to continue to significantly invest in research and development to bring new customer experiences and devices to market and expand our platform capabilities.

Manufacturing, Logistics and Fulfillment

We outsource the manufacturing of our Tile and Jiobit products to our contract manufacturer, Jabil, located in Asia. Jabil has been designated the sole contract manufacturer for Tile and primary manufacturer for Jiobit since the inception of both companies. Jiobit utilizes additional contract manufacturers for additional accessory production. To continue to provide our members with quality technology, our supply chain teams in the United States and Asia coordinate the relationships between our contract manufacturers and suppliers. In order to mitigate risks associated with a single supply source, and to ensure we can scale our manufacturing base as we continue to expand, we routinely evaluate new partners, manufacturers and suppliers.

In October 2024, the Company entered into a new manufacturing agreement with Jabil for an initial term of three years that will automatically renew for additional one-year periods, unless terminated or advance written notice not to renew is given. Under our agreement with Jabil, Jabil manufactures our products using design specifications, quality assurance programs, and standards that we establish. We additionally grant Jabil a non-exclusive, royalty-free, non-transferable right and license to use certain Life360, Tile, and Jiobit intellectual property as it relates to Jabil's obligations under the agreement. We pay for and own the majority of tooling and other equipment specifically required to manufacture our products. We have purchase commitments based on our purchase orders and forecasts for certain amounts of finished goods, works-in-progress, and components purchased in order to support such purchase orders and forecasts. Under the terms of the agreement, the agreement may be terminated (i) by mutual written consent, (ii) by advanced written notice from either party, (iii) for cause by either party after written notice of a material breach and failure by the other party to cure such breach within thirty days or (iv) immediately upon written notice by either party upon the bankruptcy or insolvency of the other party.

We also work with third-party fulfillment partners that package and deliver our products to multiple locations worldwide, which allows us to reduce order fulfillment time and shipping costs, as well as improve inventory flexibility. Our partner relationships help us maintain access to the resources needed to scale seasonally.

Intellectual Property

Intellectual property is an integral aspect of our business, and we seek protection for our intellectual property and technological innovations as appropriate. We rely upon a combination of federal, state, and common-law rights in the United States and the rights under the laws of other countries, patents, trademarks, copyrights, domain name, trade secrets, including know-how, license agreements, confidentiality procedures, nondisclosure agreements with third parties, employee confidentiality, and proprietary rights agreements, and other contractual rights, to establish and protect our proprietary rights.

We have developed and acquired patent assets to protect our proprietary technology. Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States, and in many foreign countries, are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application (14 or 15 years from the date of grant for U.S. design patents) provided their registrations are properly maintained. We continually review our development efforts to assess the existence and patentability of new intellectual property. We also pursue the registration of certain of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. Further, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology. To protect our brand, we hold and maintain a global trademark portfolio. In the U.S., we own trademark registrations for our "Life360", "Jiobit", and "Tile" brands. We also own applications and registrations for "Tile", "Tile-formative" and other trademarks in certain foreign jurisdictions. Trademark registrations can generally be renewed as long as the marks are in use. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology and other confidential information. We further protect the use of our proprietary technology and intellectual property through provisions in both our customer terms of service on our website and in our vendor terms and conditions. For information regarding risks related to our intellectual property, please see "Item 1A. Risk Factors—Risks Related to Our Technology and Intellectual Property."

Seasonality

Life360 subscriptions in the United States have historically experienced member and subscription growth seasonality in the third quarter of each calendar year, which includes the return to school for many of our members. Hardware sales have historically experienced comparatively higher seasonal growth in the fourth quarter of each calendar year, which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part due to seasonal holiday demand.

Government Regulation

Our Company is subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business. These include laws and regulations that relate to data privacy, security, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, competition, protection of children and minors, consumer protection, payment processing, subscription services, taxation, health and safety, employment and labor and telecommunications. These laws and regulations are constantly evolving and being tested in courts and by regulators and may be interpreted, applied, created, or amended, in a manner that could harm our business. The application and interpretation of these laws and regulations are often uncertain, especially in new or rapidly evolving industries, and could be interpreted and applied in a manner that is inconsistent from country to country or state to state and inconsistent with our current policies and practices and in ways that could harm our business.

Additionally, our service providers are also subject to domestic and international laws and regulations. Our business depends on certain products and services, including those delivered via internet, from these third parties. The uncertainty in the regulations and interpretation and application of such regulations in the third-party industries may result in an increase in our own expenses or adversely affect our business.

The costs of complying with U.S. and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and our geographic scope and data processing activities expand. Furthermore, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. It is imperative that we secure the assets, functionality, materials and member data that are critical to our business. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. Further, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely.

For additional information, see the section entitled "Item 1A. Risk Factors—Risks Related to Our Technology and Intellectual Property."

Government Regulation of Data Privacy and Security

In the ordinary course of our business, we may process personal or other sensitive data. This data may relate to our members, employees, partners, vendors, and others. This data may include contact details, payment card information, geolocation data, as well as information collected from and about children and minors. Accordingly, we are or may become subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. Such obligations may include, without limitation, the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991 ("TCPA"), the Children's Online Privacy Protection Act of 1998 ("COPPA"), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 ("CAN-SPAM"), the California Consumer Privacy Act of 2018 ("CCPA") and other state privacy laws, the European Union's General Data Protection Regulation 2016/679 ("EU GDPR"), the EU GDPR as it forms part of the law of England and Wales by virtue of section 3 of the European Union (Withdrawal) Act 2018 and the Data Protection Act 2018 (collectively the "UK GDPR", with the EU GDPR and UK GDPR together referred to as the "GDPR"), the EU Digital Services Act ("DSA"), the UK Online Safety Act, the Age Appropriate Design Code enacted by the UK Information Commissioner's Office, the Privacy and Electronic Communications Directive 2002/58/EC on Privacy and Electronic Communications (the "ePrivacy Directive"), and the Payment Card Industry Data Security Standard ("PCI DSS"). Several states within the United States have enacted or proposed data privacy laws. Additionally, we are or may become subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

The CCPA and the GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. Similar laws have been enacted or proposed in the past few years in several other U.S. states and other foreign jurisdictions. These laws impose certain data privacy and security obligations on covered businesses. Generally, these and similar laws obligate covered businesses to provide specific disclosures in privacy notices and afford relevant individuals with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain personal data processing activities, such as targeted advertising, profiling, or automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. These laws may also allow for regulators to impose statutory fines or allow private claimants to recover damages for noncompliance.

The European Union and the UK are also focused on the regulation of digital services and online platforms. The EU DSA came into force in 2022, with the majority of the substantive provisions taking effect in 2024. The UK Online Safety Act came into force in 2024, with the majority of the substantive provisions taking effect in 2025. The DSA and the UK Online Safety Act may increase our compliance costs, require changes to our user interfaces, processes, operations, and business practices which may adversely affect our ability to attract, retain and provide our services to members, increase our liability for content hosted, and may otherwise adversely affect our business, operations and financial condition.If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States, or the European Union or a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, financial condition and results of operations could be harmed.

For additional information about the laws and regulations to which we are or may become subject and about the risks to our business associated with such laws and regulations, see the section entitled "Risk Factors—Risks Related to Privacy and Cybersecurity."

Available Information

Our website address is www.life360.com. We make available on our website, free of charge, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov. The ASX maintains a website that contains documents required under Australian securities laws and other information regarding our filings at www.asx.com.au. Additionally, the Company routinely posts additional important information, including press releases, on its website and recognizes its website as a channel of distribution to reach public investors and as a means of disclosing material non-public information for complying with disclosure obligations under Regulation FD. Accordingly, investors should monitor our website in addition to our SEC filings, ASX filings and public webcasts. These items are available at investors.life360.com under "Financials and Filings".

The information found on our website is not incorporated by reference into this Annual Report on Form 10-K or any other report we file with or furnish to the SEC.

Jurisdiction of Incorporation

The Company is incorporated in the State of Delaware, United States of America, and is a registered foreign entity in Australia. As a foreign Company registered in Australia, the Company is subject to different reporting and regulatory regimes than Australian companies. As a foreign Company registered in Australia, the Company is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (Cth) of Australia ("Corporations Act") dealing with the acquisition of shares (including substantial shareholdings and takeovers).

Delaware Law, Certificate of Incorporation and Bylaws

Under the provisions of Delaware General Corporation Law ("DGCL"), shares are freely transferable and subject to restrictions imposed by the U.S. federal or state securities laws, by the Company's certificate of incorporation, as amended ("Certificate of Incorporation") or bylaws ("Bylaws"), or by an agreement signed with the holders of the shares at issuance. The Company's Certificate of Incorporation and Bylaws do not impose any specific restrictions on transfer. However, provisions of the DGCL, the Company's Certificate of Incorporation and the Company's Bylaws could make it more difficult to acquire the Company by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and Directors of the Company. These provisions could discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and encourage persons seeking to acquire control of the Company to first negotiate with the Board.

The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

CHESS Depository Interests ("CDIs")

Life360's CDIs are issued in reliance on the exemption from registration contained in Regulation S of the U.S. Securities Act of 1933 (the "Securities Act") for offers of securities which are made outside the U.S. Accordingly, the CDIs, have not been, and will not be, registered under the Securities Act or the laws of any state or other jurisdiction in the U.S. As a result of relying on the exemption pursuant to Regulation S, the CDIs are 'restricted securities' under Rule 144 of the Securities Act. This means that the CDIs cannot be sold into the U.S. or to a U.S. person who is not a Qualified Institutional Buyer (as defined under Rule 144A under the Securities Act, a 'QIB') for the foreseeable future except in very limited circumstances until after the end of the restricted period, unless the re-sale of the CDIs is registered under the Securities Act or an exemption is available. To enforce the transfer restrictions, all CDIs issued bear a FOR Financial Product designation on the ASX. This designation restricts any CDIs from being sold on the ASX to U.S. persons excluding QIBs. CDIs may be transferred on the ASX to any person other than a U.S. person who is not a QIB. Hedging transactions with regard to the CDIs may only be conducted in accordance with the Securities Act.

Item 1A. Risk Factors

Our business is subject to a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline.

Our business is subject to numerous risks and uncertainties. These risks and uncertainties may cause our operations to vary materially from those contemplated by our forward-looking statements. These risk factors include:

Risk Factors Summary

Our business is subject to numerous risks and uncertainties. These risks and uncertainties may cause our operations to vary materially from those contemplated by our forward-looking statements. These risk factors include:

- If we fail to retain existing members or add new members, or if our members decrease their level of engagement with our products and services or do not convert to paying subscribers, our revenue, business, financial condition and results of operations may be significantly harmed.

- If we fail to monetize members through subscription plans, our business, financial condition and results of operations may be harmed.

- If we are not able to maintain the value and reputation of our brands, or if we are not able to compete successfully with current or future competitors, our ability to expand our member base and maintain our relationships with partners and other key service providers may be impaired and our business, financial condition and results of operations may be harmed.

- We have in the past, and may in the future need to change our pricing models to compete successfully.

- The market for our offerings is evolving, and our future success depends on the growth of this market and our ability to anticipate and satisfy consumer preferences in a timely manner.

- Changes to our existing brands, products and services, or the introduction of new brands, products or services, could fail to attract or retain members or generate revenue and profits.

- Unfavorable media coverage and publicity could damage our brands and reputation and materially adversely affect our business, financial condition and results of operations.

- Inappropriate actions by third parties or certain of our members could be attributed to us and cause damage to our brands.

- Our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.

- Our growth and profitability rely, in part, on our ability to attract members through cost-effective marketing efforts. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations.

- Distribution and marketing of, and access to, our products and services depends, in significant part, on third-party publishers and platforms. If these third parties change their policies in such a way that restricts our business, increases our expenses or limits, prohibits or otherwise interferes with or changes the terms of the distribution, use or marketing of our products and services in any material way or affects our ability to collect revenue, our business, financial condition and results of operations may be adversely affected.

- We depend on retailers and distributors to sell and market our hardware products, and our failure to maintain and further develop our sales channels could harm our business.

- We rely on a limited number of suppliers, manufacturers, and fulfillment partners for our smart trackers. A loss of or change with any of these partners could negatively affect our business, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

- If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales, which could materially adversely affect our business, financial condition and results of operations.

- Our manufacturer's facilities are located in the PRC and Malaysia. Uncertainties with respect to the legal system of the PRC, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could materially adversely affect us. Disruption in the supply chains from the PRC and Malaysia could also adversely affect our business.

- Our apps are currently available for download internationally and in the future we expect to penetrate additional international regions, including certain markets and regions in which we have limited experience, which subjects us to a number of additional risks.
- We rely on key data partners, and any termination of our agreements with such partners could have a material adverse effect on our revenues, business, financial condition, and results of operations.
- Investment in new business strategies, partnerships and acquisitions could fail to produce the expected results, disrupt our ongoing business, present risks not originally contemplated and materially adversely affect our business, reputation, results of operations and financial condition.
- The limited operating history of our new brands, products and services makes it difficult to evaluate our current business and future prospects.
- We have grown rapidly and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brands, company culture and financial performance may suffer and place significant demands on our operational, risk management, sales and marketing, technology, compliance and finance and accounting resources.
- Our operating margins may decline as a result of increasing product costs and inflationary pressures.
- Our actual or perceived failure to comply with laws and regulations concerning data privacy and security, consumer protection, advertising, location tracking, digital tracking technologies, and those related to children's data could lead to regulatory investigations or actions; litigation; fines and penalties; changes to or disruption of our business operations; reputational harm; loss of revenue or profits; declines in member growth or engagement; and other material adverse business consequences.
- If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise.
- Our success depends, in part, on the integrity of our information technology systems, of third-party systems and infrastructures, on the continued and unimpeded access to our products and services on the internet, and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.
- We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights.
- Our business is subject to complex and evolving U.S. and international laws and regulations. Failure to comply with such laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, reputational damage, or declines in member growth or engagement.
- The market price of our CDIs and common stock has been, and may in the future be, volatile, or may decline regardless of our operating performance and you could lose all or part of your investment.
- We have identified a material weakness in our internal control over financial reporting in the past. If we identify additional material weaknesses in our future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common stock and CDIs.
- We incur increased costs and are subject to additional regulations and requirements as a result of becoming a U.S. reporting company, and our management is required to devote substantial time to complying with Delaware laws, Australian laws, and reporting requirements pursuant to U.S. securities laws, which could lower profits and make it more difficult to run our business.

Risks Related to Our Business

If we fail to retain existing members or add new members, or if our members decrease their level of engagement with our products and services or do not convert to paying subscribers, our revenue, business, financial condition and results of operations may be significantly harmed.

Our business model is predicated on building a large critical mass of members and monetizing them directly through subscription-based products and services we build ourselves, and indirectly by allowing third parties to derive value from our members. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging our members and converting members into paying subscribers. We expect that the size of our member base will fluctuate or decline in one or more markets from time to time. If people do not perceive our products and services to be useful, effective, reliable, and/or trustworthy, we may not be able to attract or retain members or otherwise maintain or increase the frequency and duration of their engagement or the percentage of members that are converted into paying subscribers. There is no guarantee that we will not experience an erosion of our member base or engagement levels. Member engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect member retention, growth, engagement and conversion, including the following, among others:

- members increasingly engage with other competitive products or services;

- member behavior on any of our apps or with respect to any of our products or services changes, including decreases in the frequency of their use;

- members lose confidence in the quality or usefulness of our products or services or have concerns related to safety, security, privacy (for example, children's data and precise geolocation data), well-being or other factors;

- members using the free version of the Life360 app do not convert, in part due to not perceiving additional value in a paid subscription;

- members or subscribers may not be willing to pay for subscriptions or hardware purchases;

- members feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size and quality of ads that we display;

- member experience is affected due to difficulty installing, updating or otherwise accessing our products and services on mobile devices or hardware as a result of actions or unplanned network or site outages by us or third parties that we rely on to distribute our products and deliver our services;

- we fail to introduce new features, products or services that members find engaging, or if we introduce new products or services, or make changes to existing products and services, such as introducing advertisements, that are not favorably received;

- we fail to keep pace with evolving online, mobile device, market and industry trends (including the introduction of new and enhanced digital services), as well as prevailing social, cultural or political preferences in the markets in which our apps are available for download;

- initiatives designed to attract and retain members and increase engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise;

- third-party initiatives that may enable greater use of our products and services, including low-cost or discounted data plans, are discontinued;

- we, our partners or companies in our industry adopt terms, policies, procedures or practices that are perceived negatively by our members or the general public, including those related to areas such as member data, including practices involving our collection and sharing of precise geolocation data and information collected from and about children and minors and their devices, privacy, security, or advertising;

- we fail to detect or combat inappropriate, fraudulent, criminal or abusive activity on our platform;

- advertisers and partners display ads that are untrue, offensive, or otherwise fail to follow our guidelines;

- we fail to provide adequate customer service to members, marketers or other partners;

- we fail to protect our brands or reputation;

- we, our partners or companies in our industry are or may become the subject of regulatory investigation and/or rulings of non-compliance, litigation, adverse media reports or other negative publicity, including as a result of our or their member data practices, such as the collection and sharing of precise geolocation data and/or information collected from and about children and minors and their devices;

- there is decreased engagement with our products and services as a result of internet shutdowns or other actions by governments that affect the accessibility of our products and services or our ability to sell advertising in any of our markets;
- there are changes mandated or necessitated by legislation, regulatory authorities or litigation that adversely affect our products, services, members or partners;

From time to time, certain of these factors have negatively affected member retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our member base and member engagement, our revenue, business, financial condition and results of operations may be materially adversely affected. In addition, we may not experience rapid member growth or engagement in countries where, even though mobile device penetration is high, due to the lack of sufficient cellular-based data networks, consumers rely heavily on Wi-Fi and may not access our products and services regularly throughout the day. Any decrease in member retention, growth or engagement could render our products and services less attractive to members, which is likely to have a material and adverse impact on our revenue, financial condition, business and results of operations. If our member growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of member engagement and monetization in order to drive revenue growth.

If we fail to monetize members through subscription plans, our business, financial condition and results of operations may be harmed.

Life360 operates under a "freemium" model in which the Life360 app is available to members at no charge, while memberships with additional features are available via a paid monthly or annual subscription. If members using the free version of the Life360 app do not perceive additional value in a paid subscription or there is an actual or perceived reduction in the functionality, quality, reliability and cost-effectiveness of our subscription plans, our ability to retain and grow paid subscriptions would be adversely impacted. Our failure to provide successful enhancements and new features that grow paid subscriptions may have a material adverse impact on our business, financial condition and results of operations.

If we are not able to maintain the value and reputation of our brands, our ability to expand our member base and maintain our relationships with partners and other key service providers may be impaired and our business, financial condition, and results of operations may be harmed.

We believe that our brands have significantly contributed to our word-of-mouth virality, which has in turn contributed to the success of our business. We also believe that maintaining, protecting and enhancing our brands is critical to expanding our member base and maintaining our relationships with partners and other key service providers that will assist in successfully implementing our business strategy which we anticipate will increase our expenses. If we fail to do so, our business, financial condition and results of operations could be materially adversely affected. We believe that the importance of brand recognition will continue to increase, as the location-based services and item tracking markets grow. Many of our new members are referred by existing members. Maintaining our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products and services, which we may not do successfully.

Further, we have in the past and expect to continue to experience media, legislative, or regulatory scrutiny of our actions or decisions, including those relating to data privacy and security, consumer protection, tracking, targeting children's data, precise geolocation data, encryption, content, contributors, advertising and other issues, which may materially adversely affect our reputation and brands. We may be subject to settlements, judgments, fines, or other monetary penalties in connection with legal and regulatory developments that may be material to our business. In addition, we may fail to timely detect or respond expeditiously or appropriately to objectionable content or practices by members within the Life360, Tile or Jiobit apps, or to otherwise address member concerns, which could erode confidence in our brands. Maintaining and enhancing our brands will require us to make substantial investments and these investments may not be successful.

The digital consumer subscription products market is competitive, with low switching costs and a consistent stream of new products, services and entrants. We may not be able to compete successfully with current or future competitors, which may impact our business, financial condition and results of operations.

The digital consumer subscription products market in general, and the markets for family safety, location sharing, location tracking and related offerings, are fast-paced and constantly changing, with frequent changes in technology, consumer expectations and requirements, industry standards and regulations and a consistent stream of new products, services and entrants both in the United States and abroad. We face significant competition in every aspect of our business, and competitors include both large competitors with various product and service offerings and many smaller competitors.

Many of our current and potential competitors, both domestically and internationally, have or may have competitive advantages over us, including longer operating histories, significantly more resources (including larger marketing and operating budgets), greater brand recognition, access to more data and potential insights related to members, potential acquisition and other opportunities, higher amounts of available capital or access to such capital and in some cases, lower costs. Some of our competitors may enjoy better competitive positions in certain geographical regions, member demographics or other key areas that we currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to our existing and prospective members, to respond more quickly and/or cost-effectively than us to new or changing opportunities and regulations, new or emerging technologies or changes in customer requirements and preferences, or to offer lower prices or free products and services. A competitor could gain rapid scale for its products by, among other things, leveraging its existing brands, products or services or existing data or insights, harnessing a new technology or a new or existing distribution channel or creating a new or different approach to family safety and location sharing of people, pets and things. For example, one of our third-party platform partners (each a "Channel Partner"), Apple, markets AirTag™, a tracker that uses ultra-wideband technology to allow its members to track and find items through Apple's Find My® app, a location sharing app developed by Apple for iOS devices to allow approved Apple members to access the GPS location of their devices.

Our ability to compete to attract, engage and retain members, as well as to increase their engagement with our various products and services and to grow our subscriptions, depend on numerous factors, including our brand and reputation, the prices associated with our subscriptions, products and services, the ease of use of our platform and technology, the actual and perceived safety and security of our platform, products and services, and our ability to address consumer and regulatory concerns as they arise, including those related to data usage, data privacy and security such as practices involving the sharing of precise geolocation data and information collected from and about children and minors and their devices. See "Item 1. Business - Competition" in this Annual Report for additional information about our direct and indirect competitors.

Potential competitors may also include operators of mobile operating systems and app stores. These mobile platform competitors could use strong or dominant positions in one or more markets, and access to existing large pools of potential members and personal information regarding those members, to gain competitive advantages over us. These competitors also control the app stores that are the principal means by which our members access our platform.

If we are not able to compete effectively against our current or future competitors and products or services that may emerge, the size and level of engagement of our member base may decrease, which could adversely affect our business, financial condition and results of operations.

We have in the past, and may in the future, need to change our pricing models to compete successfully.

In October 2022, we announced price increases on our United States based premium offerings. If we continue to increase prices for our products and services, demand for our solutions could decline as members adopt less expensive competing products and services, and our market share could suffer. We increased prices for our U.S. Life360 iOS and Android premium subscription offerings in December 2022 and April 2023, respectively, and for our United Kingdom and Australia and New Zealand Life360 iOS and Android subscriptions in the first half of 2024. The intense competition we face in the family safety, location-based services and item tracking technology markets, in addition to general economic and business conditions, including inflation and rising interest rates, can impact the prices of our products and services. If our competitors offer significant discounts on competing products or services or develop products or services that our customers believe are more valuable or cost-effective, we may be required to decrease our prices or offer other incentives in order to compete successfully. If we do not adapt our pricing models to reflect changes in customer use of our products and services or changes in customer demand, our revenues could decrease.

Any broad-based change to our pricing strategy could cause our revenues to decline or could delay future sales as our sales force implements, and our subscribers adjust to, the new pricing terms. We or our competitors may bundle products and services for promotional purposes or as a long-term go-to-market or pricing strategy or provide price guarantees to certain subscribers as part of our overall sales strategy. These practices could, over time, significantly limit our flexibility to change prices for existing products and services and to establish prices for new or enhanced products and services. Any such changes could reduce our margins and adversely affect our business, financial position and results of operations.

The market for our offerings is evolving, and our future success depends on the growth of this market and our ability to anticipate and satisfy consumer preferences in a timely manner.

The family safety and location-based services and item tracking technology markets for our offerings are in a relatively early stage of development, and it is uncertain whether these markets will grow, and even if they do grow, how rapidly they will grow, how much they will grow, or whether our platform will be widely adopted. As such, any predictions or forecasts about our future growth, revenue, and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. Any expansion in our markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and the offerings of our competitors.

Our success will depend, in part, on market acceptance and the widespread adoption of our family safety and location sharing products and services as an alternative to other family coordination options such as texts and phone calls, and member selection of our products and services over competing products and services that may have similar functionality. Family safety, location sharing and location tracking technology is still evolving and we cannot predict marketplace acceptance of our products and services or the development of products and services based on entirely new technologies.

There is a risk that we will not be able to grow our member base outside of the United States in a way that provides the scale required to offer the full functionality of our services to a particular geography, or to a scale that will enable us to generate indirect revenue.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products and services are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of offerings or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, certain of our newer products and services may have higher prices than many of our earlier offerings and those of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our offerings, which could result in decreased sales and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business, financial condition and results of operations may be adversely affected.

Changes to our existing brands, products and services, or the introduction of new brands, products or services, could fail to attract or retain members or generate revenue and profits.

Our ability to retain, increase, and engage our member base and to increase our revenue depends heavily on our ability to continue to evolve our existing brands, products and services, as well as to acquire or create successful new ones, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing brands, products and services, or acquire new and unproven brands, products, services and product and services extensions, including technologies with which we have little or no prior development or operating experience. We have also invested, and expect to continue to invest, significant resources in growing our subscription-based services to support increasing usage as well as new lines of business, products, services, product extensions and other initiatives to generate revenue. Developing new products and services is expensive and can require substantial management and Company resources and attention and investing in the development and launch of new products and services can involve an extended period of time before a return on investment is achieved, if at all. An important element of our business strategy is to continue to make investments in innovation and related product and services opportunities to maintain our competitive position. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services or enhance existing products and services, and substantially increase our costs. We may not receive revenues from these investments for several years and may not realize returns from such investments at all.

There is no guarantee that investing in new lines of business, products, services, product and services extensions or other initiatives to show our community meaningful opportunities to facilitate family safety or location, driving and family coordination will succeed, that members will like the changes or that we will be able to implement such new lines of business, products, services, product and services extensions or other initiatives effectively or on a timely basis, which may negatively affect our brands. Our new or enhanced brands, products, services or product and services extensions may provide temporary increases in engagement but may ultimately fail to engage members, marketers, or developers, we may fail to attract or retain members or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected.

The development of our products and services is complex and costly, and we typically have several products and services in development at the same time. Given the complexity, we occasionally have experienced, and could experience in the future, delays in the development and introduction of new and enhanced products and services. Problems in the design or quality of our products or services may also have an adverse effect on our brand, business, financial condition or results of operations. Unanticipated problems in developing products and services could also divert substantial resources, including research and development, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business, financial condition and results of operations may be adversely affected.

Unfavorable media coverage and publicity could damage our brands and reputation and materially adversely affect our business, financial condition and results of operations.

Unfavorable publicity or media reports, including those regarding us, our data privacy and security practices, including those related to children and minors, security incidents, product or service changes, quality or features, litigation or regulatory activity, including any intellectual property proceeding, any investigation and/or enforcement activity from data protection or other regulatory authorities or proceeding relating to the privacy or security of our data, or regarding the actions of our partners, our members, our employees or other companies in our industry, could materially adversely affect our brands and reputation, regardless of the veracity of such publicity or media reports. Major media outlets have increased scrutiny of the location data market and Life360 has been the subject of media articles, which could impact member retention, growth, engagement and conversion as well as increase regulatory scrutiny of our actions or decisions regarding member privacy, security, encryption, content, contributors, advertising and other issues, which may materially adversely affect our reputation and brands.

If we fail to protect our brands or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our member base, resulting in decreased revenue, fewer app installs (or increased app uninstalls) and subscription purchases, or slower member growth rates. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Inappropriate actions by third parties or certain of our members could be attributed to us and cause damage to our brands.

Our members may be physically, financially, emotionally or otherwise harmed by other individuals through the use of one of our products or through features of our products. If one or more of our members suffers or alleges to have suffered any such harm as a result of our services, we could in the future experience negative publicity or legal action that could damage our brands. Similar events affecting users of our competitors' products and services could also result in negative publicity for our products and services, as well as the industries in which we operate, including the location sharing and tracking industries, which could in turn negatively affect our business.

The reputation of our brands may also be materially adversely affected by the actions of our members or advertisers that are deemed to be hostile, offensive, inappropriate or unlawful. Furthermore, members have in the past used competitor products and may use our products for illegal or harmful purposes such as stalking or theft, rather than for their intended purposes. While we have systems and processes in place that aim to monitor and review the appropriateness of the content accessible through our products and services and have adopted policies regarding illegal, offensive or inappropriate use of our products and services, our members have in the past, and could in the future, nonetheless engage in activities that violate our policies. In addition, our advertisers may use our system or our members' data in a manner inconsistent with our terms, contracts or policies. Additionally, while our policies attempt to address illegal, offensive or inappropriate use of our products, we cannot control how our members engage on our products. We may also be unsuccessful in our efforts to enforce our policies or otherwise prevent or remediate any such incidents. As a result, our existing safeguards may not be sufficient to avoid harm to our reputation and brands, especially if such hostile, offensive or inappropriate use is well-publicized.

Our business could be harmed if we are unable to accurately forecast demand for our products and services and to adequately manage our product inventory.

We invest broadly in our business, and such investments are driven by our expectations of the future success of a product or service. For example, our Tile and Jiobit hardware often require investments with long lead times. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products and services could be affected by many factors, including an increase or decrease in demand for our products and services or for our competitors' products and services, unanticipated changes in general market or economic or political conditions. An inability to correctly forecast the success of a particular product or service could harm our business.

If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver sufficient quantities of that product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. If we overestimate demand for a particular product, we may experience excess inventory levels for that product and the excess inventory may become obsolete or out-of-date. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at further discounted prices, which could negatively impact our gross profit and our business.

Our growth and profitability rely, in part, on our ability to attract members through cost-effective marketing efforts. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations.

Attracting members involves considerable expenditure for online and offline marketing. Historically, we have had to increase our marketing expenditures over time in order to build our brand awareness, attract members and drive our long-term growth. Evolving consumer behavior has affected, and will in the future affect, the availability of profitable marketing opportunities. For example, as consumers communicate less via email and more via text messaging, messaging apps and other virtual means, the reach of email campaigns designed to attract new and repeat members for our products is adversely impacted. To continue to reach potential members and grow our businesses, we must identify and devote our overall marketing expenditures to newer advertising channels, such as mobile and online video platforms as well as targeted campaigns in which we communicate directly with potential, former and current members via new virtual means. We currently rely on member acquisition through paid efforts, however, we are not exclusively reliant on it for our member growth. Our paid acquisition efforts include paid search in app stores as well as commercials on streaming television. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and we may not be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the marketing and advertising industries. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

Distribution and marketing of, and access to, our products and services depends, in significant part, on third-party publishers and platforms. If these third parties change their policies in such a way that restricts our business, increases our expenses or limits, prohibits or otherwise interferes with or changes the terms of the distribution, use or marketing of our products and services in any material way or affects our ability to collect revenue, our business, financial condition and results of operations may be adversely affected.

We market and distribute our products and services (including the Life360 app, Tile app and Jiobit app) through our Channel Partners. Our mobile applications are almost exclusively accessed through the Apple App Store and the Google Play Store, and we depend on Apple and Google approving our mobile applications on their respective platforms. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that popular mobile platforms will continue to feature our products, or that mobile device users will continue to use our products and services rather than competing ones. Because Life360 is only used on mobile devices, it must remain interoperable with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems and related hardware, including but not limited to GPS, accelerometers and gyrometers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, some of which are competitors or potential competitors of ours, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products' functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products and services on mobile devices.

We are subject to the standard policies and terms of service of these third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each Channel Partner has broad discretion to change its policies and interpret its terms of service and other policies with respect to us and other companies, including changes that may be unfavorable to us and may limit, eliminate or otherwise interfere with our ability to distribute or market through their stores, impose restrictions on access to our products by potential customers, affect our ability to update our applications, including to make bug fixes or other feature updates or upgrades and affect our ability to access native functionality or other aspects of mobile devices and our ability to access information about our members that they collect. A platform provider may also change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how members can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform.

In addition, the platforms we use may dictate rules, conduct or technical features relating to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain members, and otherwise adversely affect our reputation, legal and regulatory exposures, business, financial condition and results of operations. Any failure or perceived failure by us to comply with these platform-dictated rules, conduct or technical features may result in investigations or enforcement actions, litigation, or public statements against us, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our members to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain members, and otherwise adversely affect our reputation, legal exposures, business, financial condition and results of operations.

If we violate, or a distribution platform provider believes we have violated, a distribution platform's terms of service, or if there is any change or deterioration in our relationship with such distribution provider, that platform provider could limit or discontinue our access to its platform. For example, in August 2020, both Apple and Google removed mobile apps from their platforms for violating their standard policies and terms of service which include policies against selling location data to brokers. If one of our Channel Partners were to limit or discontinue our access to their platform, it could significantly reduce our ability to distribute our products to members, decrease the size of the member base we could potentially convert into subscribers, or decrease the revenues we derive from subscribers or advertisers, each of which could adversely affect our business, financial condition and results of operations.

We also rely on the continued popularity, member adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged, or even short-term, basis or if similar issues arise that impact members' ability to access our products and services, our business, financial condition, results of operations and reputation may be harmed. Third-party platforms may also impose certain file size limitations, which could limit the ability of our members to download some of our larger app updates over-the-air.

Furthermore, the owners of mobile operating systems provide consumers with the ability to download products that compete with Life360. We have no control over our Channel Partners' operating systems or hardware or hardware manufactured by other original equipment manufacturers, and any changes to these systems or hardware could degrade the functionality of our mobile apps, impact the accessibility, speed or other performance aspects of our mobile apps or give preferential treatment to competitive products. If issues arise with third-party platforms that impact the visibility or availability of our products and services, our members' ability to access our products and services or our ability to monetize our products and services, or otherwise impact the design or effectiveness of our software, our business, financial condition and results of operations could be adversely affected.

In addition, many of our subscription fees are collected by our Channel Partners and remitted to us. Historically, the number of new and retained members recorded by Life360's internal database has differed from the number recorded by our Channel Partners in their respective databases and direct revenue is recognized based on the invoices received from our Channel Partners. Any delay to a remittance from our Channel Partners or difference in the numbers in our respective databases may lead to distortions between our expected direct revenue and our actual direct revenue and may have an adverse effect on our business, financial condition and results of operations.

We depend on retailers and distributors to sell and market our hardware products, and our failure to maintain and further develop our sales channels could harm our business.

We primarily sell our hardware products through retailers and distributors and depend on these third parties to sell and market our products to consumers. Any changes to our current mix of retailers and distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. Our sales depend, in part, on retailers adequately displaying our products, including providing attractive space and point of purchase displays in their stores, and training their sales personnel to sell our products. If our retailers and distributors are not successful in selling our products, our hardware revenue would decrease and we could experience lower gross margin due to product returns or price protection claims. Our retailers also often offer products and services of our competitors in their stores. In addition, our success in expanding and entering into new markets internationally will depend on our ability to establish relationships with new retailers and distributors. We also sell through, and will need to continue to expand our sales through, online retailers. If we do not maintain our relationship with existing retailers and distributors or if we fail to develop relationships with new retailers and distributors, our ability to sell our products and services could be adversely affected and our business may be harmed.

For the fiscal years ended December 31, 2024 and 2023, Amazon accounted for less than 10% of total revenue. Amazon accounted for 13% of total revenue for the year ended December 31, 2022.

Select retailers and distributors make up the majority of our distribution channels. Accordingly, the loss of a small number of our large retailers, distributors, and distribution channels, or the reduction in business with, or access to, one or more of these retailers, distributors, or distribution channels could have a significant adverse impact on our operating results.

We rely on a limited number of suppliers, manufacturers, and fulfillment partners for our smart trackers. A loss of any of these partners could negatively affect our business.

We outsource the manufacturing of our Tile and Jiobit devices to a single contract manufacturer located in Asia, Jabil, Inc., using our design specifications. Jiobit also utilizes other contract manufacturers for additional accessory production. To monitor the quality of our products, we conduct routine product audits.

We also work with third-party fulfillment partners that package and deliver our products to multiple locations worldwide, which allows us to reduce order fulfillment time, reduce shipping costs, and improve inventory flexibility. Our reliance on a single manufacturer for our Tile and Jiobit devices and a limited number of fulfillment partners for each of our smart trackers increases our risk since we do not currently have alternative or replacement suppliers beyond these key parties. In the event of an interruption from our manufacturer or any of our fulfillment partners, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial production delays. Furthermore, our manufacturer's facilities are located in the PRC and Malaysia. Our business could be adversely affected if our manufacturer or one or more of our fulfillment partners is impacted by a natural disaster, political, social or economic instability, military conflict, bank failures, changing foreign regulations, labor unrest, pandemics, or any other interruption at a particular location.

If we experience a significant increase in demand for our smart trackers, or if we need to replace an existing supplier or partner, we may be unable to supplement or replace them on terms that are acceptable to us, if at all, which could limit our ability to deliver our products to our members in a timely manner. If we are unable to enter into such an agreement, it could cause an adverse effect on our business, financial condition and results of operations. For example, it may take a significant amount of time to identify a manufacturer or fulfillment partner that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and fulfillment partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, the loss of our manufacturer or any of our significant fulfillment partners could have an adverse effect on our business, financial condition and results of operations.

We have limited control over our suppliers, manufacturers, fulfillment partners and inflation in costs, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers, fulfillment partners and inflation in costs, which subjects us to risks, including, among others:

- inability to satisfy demand for our smart trackers;
- reduced control over delivery timing and product reliability;
- reduced ability to monitor the manufacturing process and components used in our smart trackers;
- limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;
- variance in the manufacturing capability of our third-party manufacturers for our Jiobit accessory production;
- design and manufacturing defects;
- price increases;
- failure of a significant supplier, manufacturer, or fulfillment partner to perform its obligations to us for technical, market, or other reasons;
- difficulties in establishing additional supplier, manufacturer, or fulfillment partner relationships if we experience difficulties with our existing suppliers, manufacturers, or fulfillment partners;
- shortages of materials or components;
- misappropriation of our intellectual property;
- exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our smart trackers are manufactured or the components thereof are sourced;
- changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and fulfillment partners are located including as a result of global supply chain issues;
- the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and
- insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

Further, international operations entail a variety of risks, including currency exchange fluctuations, challenges in staffing and managing foreign operations, tariffs and other trade barriers, unexpected changes in legislative or regulatory requirements of foreign countries that manufacture, or into which we sell, our products and services, difficulties in obtaining export licenses or in overcoming other trade barriers, laws and business practices favoring local companies, political and economic instability, limitations on advertising, difficulties protecting or procuring intellectual property rights, and restrictions resulting in delivery delays and significant taxes or other burdens of complying with a variety of foreign laws. For example, given ongoing supply chain issues, we are prioritizing hardware inventory allocation for the benefit of bundled subscription offers over retail sales. Additionally, in February 2022, Russia invaded Ukraine. The European Union and other governments in jurisdictions in which our apps are available for download have imposed severe sanctions and export controls against Russia and Russian interests, and have threatened additional sanctions and controls. It is not possible to predict the broader consequences of this conflict, or others, such as the conflicts in the Middle East, which could include further sanctions, embargoes, greater regional instability, geopolitical shifts and other adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products and services to our customers.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales, which could materially adversely affect our business, financial condition and results of operations.

Our business requires us to coordinate the manufacture and distribution of our Tile and Jiobit products across the United States and over the world. We rely on third parties to manufacture our products, manage centralized distribution centers and transport our products. If we do not successfully coordinate the timely manufacturing and distribution of our products, if our manufacturers, distribution logistics providers or transport providers are not able to successfully and timely process our business or if we do not receive timely and accurate information from such providers, and especially if we expand into new product categories or our business grows in volume, we may have an insufficient supply of products to meet customer demand, lose sales, experience a build-up in inventory, incur additional costs, and our financial condition and results of operations may be adversely affected.

As a result of our products being manufactured in the PRC and Malaysia, we are reliant on third parties to get our products to distributors around the world. Transportation costs, fuel costs, labor unrest, political unrest, natural disasters, regional or global pandemics, military conflicts, and other adverse effects on our ability, timing and cost of delivering products can increase our inventory, decrease our margins, adversely affect our relationships with distributors and other customers and otherwise adversely affect our financial condition and results of operations.

A significant portion of our annual retail orders and product deliveries generally occur in the last quarter of the year which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part to seasonal holiday demand. This places pressure on our supply chain and could adversely affect our revenues and profitability if we are unable to successfully fulfill customer orders during this quarter.

Our manufacturer's facilities are located in the PRC and Malaysia. Uncertainties with respect to the legal system of the PRC, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could materially adversely affect us. Disruption in the supply chains from the PRC and Malaysia could also adversely affect our business.

Our manufacturer's operations in the PRC are governed by Chinese laws and regulations. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within the PRC may impose new, stricter regulations, or interpretations of existing regulations. The Company's manufacturer in the PRC may be subject to regulation and interference by various political, governmental and regulatory entities in the provinces in which it operates, including local and municipal agencies and other governmental divisions. As such, any such future laws or regulations may impair the ability of our manufacturer to operate and may increase its costs. If our manufacturer incurs increased costs, it may attempt to pass such costs on to us. Any such increased expenses or disruptions to the operations of our manufacturer could adversely impact our results of operations, as well as our ability to deliver our products to our members in a timely manner and to meet demand for our smart trackers.

The PRC's legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view to developing a comprehensive system of commercial law. Due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of Chinese laws and regulations involves a degree of uncertainty. Some of these laws may be changed without immediate publication or may be amended with retroactive effect. Furthermore, since the PRC's legal system continues to rapidly evolve, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involves uncertainties. As a result, our manufacturer may not be aware of their violation of any of these policies and rules until sometime after the violation. Such unpredictability towards contractual, property and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our manufacturer's business, which in turn may impede our ability to deliver our products to our members in a timely manner and to meet demand for our smart trackers or may result in increased expenses for us. Such actions could have a material adverse effect on our business, financial condition, and results of operations. Although we may from time to time seek to secure a back-up manufacturer outside of the PRC, we may not be able to do so in a timely manner, on acceptable terms, or at all.

Additionally, disruption in our supply chain from our manufacturer's facilities in Malaysia could also significantly impact our ability to fill customer orders for our products. Our supply chain could be adversely impacted by the uncertainties such as health concerns and related governmental restrictions, natural disasters, inclement weather conditions, civil unrest including wars and armed conflicts, contractual disagreements, labor unrest, strikes, acts of terrorism, breaches of data security, and other adverse events. Further, we may be exposed to fluctuations in the value of the local currency in the countries in which manufacturing occurs. Future appreciation of these local currencies could increase our costs. In addition, our labor costs could rise as wage rates increase and the available labor pool declines. Any of these conditions could adversely affect our financial results.

Our apps are currently available for download internationally and in the future we expect to penetrate additional international regions, including certain markets and regions in which we have limited experience, which subjects us to a number of additional risks.

As of the year ended December 31, 2024, international members represented approximately 45% of our total MAUs and accounted for approximately 14% of our total revenue. Offering our apps for download internationally and rolling out full-service memberships outside of the United States, particularly in countries in which we have limited experience, exposes us to a number of additional risks including, among others:

- operational and compliance challenges caused by distance, language, and cultural differences;
- difficulties in staffing and managing international operations and differing labor regulations for contractors and certain employees working internationally;
- differing levels of social and technological acceptance and adoption of our products and services or lack of acceptance of them generally and the risk that our products and services may not resonate as deeply in certain international markets;
- foreign currency fluctuations;
- restrictions on the transfer of funds among countries and back to the United States, as well as costs associated with repatriating funds to the United States;
- differing and potentially adverse tax laws and consequences;
- multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws by our Company, our employees and our business partners, over whom we exert no control, and other government requirements, approvals, permits and licenses;
- compliance challenges due to different, overlapping and evolving requirements and processes set out in different laws and regulatory environments, particularly in the case of data privacy, data security, intermediary liability, and consumer protection;
- competitive environments that favor local businesses or local knowledge of such environments;
- limited or insufficient intellectual property protection, or the inability or difficulty to obtain, maintain, protect or enforce intellectual property rights or to obtain intellectual property licenses from third parties, which could make it easier for competitors to capture increased market position;
- use of international data hosting platforms and other third-party platforms;

- low usage and/or penetration of internet connected consumer electronic devices;

- political, legal, social or economic instability;

- laws and legal systems less developed or less predictable than those in the United States;

- trade sanctions, political unrest, terrorism, war, pandemics and epidemics or the threat of any of these events;

- breaches or violation of any export and import laws, anti-bribery or anti-corruption laws, anti-money laundering rules or other rules or regulations applicable to our business, including but not limited to the Foreign Corrupt Practices Act of 1977, as amended; and

- lower prices paid by international subscribers.

The occurrence of any or all of the risks described above could adversely affect our international operations, which could in turn adversely affect our business, financial condition and results of operations.

We rely on key data partners, and any termination of our agreements with such data partners could have a material adverse effect on our revenues, business, financial condition and results of operations.

We generate indirect revenue from key partners through the sale of data insights derived from the personal data we collect from our members. This revenue represented approximately 7%, 7% and 10% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Termination of agreements with key partners may adversely impact our future financial performance.

Our future success depends on the continuing efforts of our executive officers and other key employees and our ability to attract and retain highly skilled personnel and senior management.

We currently depend on the continued services and performance of our executive officers and other key employees. If one or more of our executive officers or other key employees were unable or unwilling to continue their employment with us, we may not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other internet and high-growth companies, including well-capitalized players in the social media and consumer internet space. The loss of key personnel, including members of management, as well as key engineering, product development, marketing, and sales personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brands also depends on the commitment of our key personnel. To the extent that any of our key personnel act in a way that does not align with our values, our reputation could be materially adversely affected. See "—Our employees, consultants, third-party providers, partners and competitors could engage in misconduct that materially adversely affects us."

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements, our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.

Finally, effective succession planning is also important to our future success. While our compensation committee is responsible for overseeing and implementing proper succession plans for the Company, if we fail to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across our various businesses, our ability to execute short and long term strategic, financial and operating goals, as well as our business, financial condition and results of operations generally, could be materially adversely affected.

Our employees, consultants, third-party providers, partners and competitors could engage in misconduct that materially adversely affects us.

Our employees, consultants, third-party providers, partners and competitors could engage in misconduct, including the misuse of data and intentional failures to comply with applicable laws and regulations (including those related to cybersecurity or data privacy, or those prohibiting a wide range of pricing, discounting and other business arrangements), report financial information or data accurately, or disclose unauthorized activities. Such misconduct could result in legal or regulatory sanctions and cause serious harm to their and our reputation. It is not always possible to identify and deter misconduct by employees, consultants, third-party providers or partners, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, whether or not we are successful in defending against them, we could be exposed to legal liability (including civil, criminal and administrative penalties), incur substantial costs and damage to our reputation and brands, and we could fail to retain key employees. Additionally, any misconduct or perception of misconduct by our members that is attributed to us, our employees, consultants, third-party providers, partners or competitors could seriously harm our business or reputation. See "—If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences."

If we fail to offer high-quality customer support, our customer satisfaction may suffer, and it may have a negative impact on our business and reputation.

Many of our members rely on our customer support services to resolve issues, including technical support, billing and subscription issues, which may arise. If demand increases, or our resources decrease, we may be unable to offer the level of support our customers expect. Any failure by us to maintain the expected level of support could reduce member satisfaction and negatively impact our customer retention, our business and reputation.

Our growth strategy includes expanding in international markets which requires significant resources and management attention. Failure to execute on our growth strategy could have an adverse impact on our business, financial condition and results of operations.

We have expanded to new international markets and are growing our operations in existing international markets, which may have very different cultures and commercial, legal, and regulatory systems than the markets in which we predominately operate. In addition, scaling our business to international markets imposes complexity on our business, and requires additional financial, legal, and management resources. An inability to manage this expansion successfully may have an adverse impact on our business, financial condition and results of operations.

If we cannot maintain our corporate culture as we grow, our business may be harmed.

We believe that our corporate culture has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. We have invested substantial time and resources in building our team, and we expect to continue to hire aggressively as we expand, including with respect to any potential international expansions we may pursue. As we grow and mature, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.

Investment in new business strategies, partnerships and acquisitions could fail to produce the expected results, disrupt our ongoing business, present risks not originally contemplated and materially adversely affect our business, reputation, results of operations and financial condition.

We have invested, and in the future may invest, in new business strategies, partnerships or acquisitions. Such endeavors may involve significant risks and uncertainties, including distraction of management from current operations, the potential for greater-than-expected liabilities and expenses, economic, political, legal and regulatory challenges associated with implementing new business strategies, operating in new regions or countries, inadequate return on capital, potential impairment of tangible and intangible assets, and significant write-offs. Investment, partnership and acquisition transactions are exposed to additional risks, including failing to obtain required regulatory approvals on a timely basis or at all, or the imposition of onerous conditions or other factors that could delay or prevent us from completing a transaction or otherwise limit our ability to fully realize the anticipated benefits of a transaction. New ventures are inherently risky and may not be successful. For example, in November 2024 we entered into a technology exclusivity and revenue sharing agreement with Hubble (the "Hubble Agreement"), under which we became the exclusive consumer application of their satellite Bluetooth technology. We intend to connect Life360's Tile Bluetooth trackers with Hubble's satellites to create a global location-tracking network. However, our inability to realize the anticipated benefits of our transactions with Hubble could have a material adverse effect on our growth prospects and expectations. The failure of any significant investment or business strategy, opportunity, partnership or acquisition could materially adversely affect our business, reputation, results of operations and financial condition.

Our member metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may negatively affect our reputation and our business.

We regularly review metrics, including MAUs, Paying Circles, subscription fees paid by Paying Circles for Life360 memberships, ARPPC, Tile subscriptions and Jiobit subscriptions to evaluate growth trends, measure our performance, and make strategic decisions. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our products and services are used across large populations globally. Our member metrics are calculated using internal Company data gathered on an analytics platform that we developed and operate, have not been validated by an independent third-party and may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our member metrics are also affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the member metrics associated with such an account. We continually seek to improve the accuracy of and our ability to track such data but, given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect to continue to encounter challenges, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. Further, similar to other internet-based platforms, certain of our metrics (and their accuracy), have in the past been and may in the future be, affected by members whose behaviors violate our applicable terms of service, including by creating duplicative or violative accounts or other illegitimate activities such as bot-generated activity, which we may not be able to detect and could result in inaccuracies in or changes to the metrics we report publicly. While these metrics are based on what we believe to be reasonable estimations for the applicable period of measurement, the methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal or external systems and tools we use to track these metrics under count or over count performance or contain algorithmic or other technical errors, the data we report may not be accurate.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active members were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of members to satisfy our growth strategies. We continually seek to address technical issues in our ability to record such data and improve our accuracy but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, we may be subject to legal or regulatory actions, and our business, financial condition, results of operations and prospects could be materially adversely affected.

We have had operating losses each year since our inception and we may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our inception and we may not achieve or maintain profitability in the future. Although Life360's revenue, excluding Tile and Jiobit revenue, has increased each quarter since 2016, there can be no assurances that it will continue to do so. Our operating expenses may continue to increase in the future as we increase our sales and marketing efforts and continue to invest in the development of products and services. These efforts may be costlier than we expect and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other possible reasons, including reduced demand for our products or services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we fail for any reason to capitalize on our growth opportunities. If we do not achieve or maintain profitability in the future, it could materially adversely affect our business, financial condition and results of operations.

The limited operating history of our new brands, products and services makes it difficult to evaluate our current business and future prospects.

We seek to tailor each of our brands, products and services to meet the preferences of specific communities of members. Building a given brand, product or service is generally an iterative process that occurs over a meaningful period of time and involves considerable resources and expenditures. Although certain of our newer brands, products and services may experience significant growth over relatively short periods of time, the historical growth rates of these brands and products and services may not be an indication of their future growth rates generally.

We have encountered, and may continue to encounter, risks and difficulties as we build our newer brands and products. The failure to successfully scale these brands, products and services and address these risks and difficulties could adversely affect our business, financial condition and results of operations.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brands, company culture and financial performance may suffer and place significant demands on our operational, risk management, sales and marketing, technology, compliance and finance and accounting resources.

We have experienced rapid growth and demand for our products and services since inception. We have expanded our operations rapidly, including as a result of organic growth and our acquisitions of Jiobit and Tile, and have limited operating experience at our current size. As we have grown, we have increased our employee headcount and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex and subject to increased demands on our operational, administrative and financial resources. To effectively manage and capitalize on our growth, we must continue to scale our technology infrastructure and systems to support new products and market expansion, expand our sales and marketing, focus on innovative product and services development and upgrade our management information systems and other processes. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. If our management team and other key personnel do not effectively scale with our growth, we may experience erosion to our brands, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, we have been, and may in the future be, subject to legacy claims or liabilities arising from our systems and controls, content or workforce in earlier periods of our rapid development. We must continue to effectively manage challenges relating to maintaining the security of our platform and the privacy and security of the information (including personal information) that is provided and utilized across our platform and implement and maintain adequate financial, business, and risk controls.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the markets in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage may be inadequate to cover future claims or losses.

We believe we are adequately covered by our current insurance policies and plan to maintain insurance as we consider appropriate for our needs. However, we will not be insured against all risks, either because the appropriate coverage is not available or because we consider the applicable premiums to be excessive in relation to the perceived benefits that would accrue. Accordingly, we may not be fully insured against all losses and liabilities that may arise from our operations. If we incur uninsured losses or liabilities, the value of our assets may be at risk.

Adverse developments affecting financial institutions, companies in the financial services industry, or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, the Federal Deposit Insurance Corporation ("FDIC") took control and was appointed receiver for each of Silicon Valley Bank ("SVB") and Signature Bank. Although we did not experience any losses in our accounts with SVB, at the time we had cash and cash equivalents at SVB that exposed us to credit risk prior to the completion by the FDIC of the resolution of SVB in a manner that fully protected all depositors. However, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of banks or financial institutions in a timely fashion or at all.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally. In addition, the failure of other banks and financial institutions and the measures taken by governments, businesses and other organizations in response to these events could adversely impact our ability to access our existing cash, cash equivalents and investments and to meet our operating expenses, result in breaches of our contractual obligations or result in significant disruptions to our business, any of which could have a material adverse effect on our business, financial condition and results of operations.

Unstable market and economic conditions may adversely affect consumer discretionary spending and demand for our products and services.

Global credit and financial markets have recently experienced extreme volatility and disruptions, including declines in consumer confidence, concerns about declines in economic growth, bank failures, the ongoing elevated rate of inflation, increases in borrowing rates, the availability and cost of consumer credit and credit availability, and uncertainty about economic stability, and ongoing geopolitical conflict. Our general business strategy may be adversely affected by any economic downturn, volatile business environment or continued unpredictable and unstable market conditions.

As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Our products and services may be considered discretionary items for consumers. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our business, financial condition and results of operations. We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, of any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be materially adversely affected.

We are affected by seasonality.

Life360 has historically experienced member and subscription growth seasonality in the third quarter of each calendar year, which includes the return to school for many of our members. Hardware sales have historically experienced comparatively higher seasonal growth in the fourth quarter of each calendar year, which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part to seasonal holiday demand. An unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue and could also result in surplus inventory and could have a disproportionate effect on our results of operations for the entire fiscal year. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

We derive a portion of our revenues from lead generation offerings. If we are unable to continue to compete for these lead generation offerings, or if any events occur that negatively impact our relationships with potential advertising partners, our partnership revenue, which includes advertising revenue, and results of operations will be negatively impacted.

We generate a portion of our revenue by delivering product offerings from partners to members in contextually relevant ways that do not feel like advertisements. Currently, lead generation at Life360 is limited to displaying auto insurance offers in the Life360 app after the member has indicated they are interested in receiving such offers by clicking on the advertisement within the app. These lead generation advertisements are broadly displayed to all members, with the exception of people under 18 years of age or who have opted out of data sales, and our partners bid for advertisement placements by setting a budget for a driving score tier. Individual driving scores are not provided to advertisers. In the future, we may offer additional third-party solutions through lead generation. In the first quarter of 2024, we also launched a progressive rollout of advertisements to our entire free U.S. member base and began testing with initial partners. We intend to optimize programmatic advertising and establish direct partnerships with advertising partners with the aim of delivering targeted advertising on and off site.

There is a risk that members may not engage with the lead generation offering or other advertisements at the scale necessary for potential advertising partners to spend a meaningful amount, or any of their advertising budget on the offering. There is a risk that advertisers will not utilize the lead generation offering or choose to advertise on our platform. A failure to grow the lead generation offering and to broadly expand our infrastructure for targeted advertisements may inhibit the development of a new advertising revenue stream and have a material adverse impact on our business, financial condition and results of operations.

Our operating margins may decline as a result of increasing product costs and inflationary pressures.

Our business is subject to significant pressure on pricing and costs caused by many factors, including intense competition, the cost of components used in our products, labor costs, constrained sourcing capacity, inflationary pressure, pressure from subscribers to reduce the prices we charge for our products and services, and changes in consumer demand. Costs for the raw materials used in the manufacture of our products are affected by, among other things, energy prices, consumer demand, fluctuations in commodity prices and currency, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials used to manufacture our products or in the cost of labor and other costs of doing business in the United States and internationally could have an adverse effect on, among other things, the cost of our products, gross margins, results of operations, financial condition and cash flows. Moreover, if we are unable to offset any decreases in our average selling price by increasing our sales volumes or by adjusting our product mix, our business, financial condition and results of operations may be harmed.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents provided by sales of our subscriptions will be sufficient to meet our anticipated cash needs and business objectives for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, the timing and the amount of cash received from subscribers, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, such as advertisements, and the continuing market adoption of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, and technologies. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Any such additional funding may not be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed on acceptable terms or at all could have an adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes appearing elsewhere in this Annual Report on Form 10-K. We base our estimates on short duration historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Management Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments for the Company involve: revenue recognition, subscription revenue arrangements with multiple performance obligations, sale incentives, other revenue, costs capitalized to obtain contracts, stock-based compensation expense, common stock valuations, inventory valuation and income tax. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We may be required to delay recognition of some of our revenue, which may harm our financial results in any given period.

Due to specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide our products and services. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered performance obligations, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition, which may adversely affect our financial results in any given period. In addition, more customers may require extended payment terms, shorter term contracts or alternative arrangements that could reduce the amount of revenue we recognize upon delivery of our other products and services, and could adversely affect our short-term financial results.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Our financial condition and results of operations are subject to foreign currency fluctuation risks.

A portion of our revenue is denominated in foreign currency. Accordingly, our revenue will be affected by fluctuations in the rates by which the U.S. dollar is exchanged with foreign currency. For example, a weakening in the value of the U.S. dollar as compared to the Australian dollar would have the effect of reducing the U.S. dollar value of Australian dollar revenue. Alternatively, a weakening of the Australian dollar as compared to the U.S. dollar would have an effect of increasing the U.S. dollar value of Australian dollar revenue. Although we take steps to manage currency risk, adverse movements in the U.S. dollar against the foreign currency revenue may have an adverse impact on our business, financial condition and results of operations. Additionally, hedging strategies are also inherently risky and could expose us to additional risks that could harm our financial condition and results of operations. We have not historically used foreign exchange contracts to help manage foreign exchange rate exposures.

Risks Related to Privacy and Cybersecurity

We are subject to stringent and evolving laws (U.S. and foreign), regulations, rules, contracts, policies and other obligations related to data privacy and security, data protection, consumer protection, advertising, location tracking, digital tracking technologies, and the protection of minors. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class action or similar lawsuits); fines and penalties; changes to or disruptions of our business operations; reputational harm; loss of revenue or profits; declines in member growth or engagement; and other material adverse business consequences.

In the ordinary course of business, we (and the third parties or service providers upon whom we rely) collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process" and its conjugates) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, and financial information (collectively, sensitive data). Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In the past few years, numerous U.S. states, including California and several others, have enacted comprehensive privacy laws that impose certain obligations on covered businesses. These laws impose certain data privacy and security obligations on covered businesses. Generally, these and similar laws obligate covered businesses to provide specific disclosures in privacy notices and afford relevant individuals with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain personal data processing activities, such as targeted advertising, profiling, automated decision-making or the sale of such information. If individuals were to exercise these rights at a significant volume or pace, such actions may impact our business and ability to provide our products and services. These laws may also allow for regulators to impose statutory fines or allow private claimants to recover damages for noncompliance. For example, the CCPA applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, such as those noted below. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to seek to recover potentially significant statutory damages. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Federal, state and local privacy and consumer protection laws also govern specific technologies that we employ or how we market to, and otherwise communicate with, our members. For example, CAN-SPAM and TCPA impose specific requirements on communications with consumers. The TCPA, for instance, imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission ("FCC") or fines of up to $1,500 per violation imposed through private litigation or by state authorities. We may also use parental consent and identity verification technologies (including those offered by or through service providers) that may capture biometric information or identifiers that may subject us to applicable biometric privacy legal requirements. For example, the Illinois Biometric Information Privacy Act ("BIPA"), regulates the collection, use, safeguarding, and storage of Illinois residents' biometric information or identifiers. The TCPA and BIPA provide for substantial penalties and statutory damages and have generated significant class action activity. The costs of litigating and/or settling a TCPA, BIPA or similar legal claim could be significant.

Additionally, regulators are increasingly scrutinizing companies that process children's data. We are subject to COPPA, which applies to operators of certain websites and online services directed to children under the age of 13 or with actual knowledge that they collect or maintain personal information from children under the age of 13. COPPA may be enforced by state Attorneys General or the FTC, which is empowered to impose civil penalties of up to $51,744 per violation as well as injunctive and equitable relief for violations. COPPA requirements may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately. Additionally, on January 16, 2025, the FTC updated its COPPA rule, which set new requirements around the collection, use and disclosure of children's personal information. Specifically, the updated COPPA rule includes potentially new requirements, including obtaining separate parental consent for data sharing with third parties for targeted ads and other non-integral purposes, prohibiting indefinite retention of children's data, requiring additional policies, expanding parental notice requirements, and expanding the definition of covered information (which prior to the amendments included geolocation data). However, the updated COPPA rules has not yet been published in the Federal Register, and given President Trump's Executive Order, Regulatory Freeze Pending Review, additional changes to the rule may be proposed by the Chairman, or new children's privacy requirements may be introduced in Congress. Additional laws and regulations that apply to children's data under certain circumstances have been adopted or proposed in recent years, including the GDPR and the DSA, the UK Age-Appropriate Design Code, the CCPA and other comprehensive state privacy laws, and California's Age-Appropriate Design Code Act. These laws generally impose various obligations on companies that process children's data, such as requiring certain consents to process such data, age verification requirements and extending certain rights to children and their parents with respect that data. Some of these obligations have wide ranging applications, including for services that do not intentionally target child users (defined in some circumstances a user under the age of 18 years old). These laws are or may be subject to legal challenges and changing interpretations, which may further complicate our efforts to comply with these laws. For example, certain laws such as the California Age-Appropriate Design Code Act have been contested and delayed due to legal challenges.

In the United States, several states enacted laws regulating social media companies and platforms. These laws, such as the Utah Social Media Regulation Act and the Arkansas Social Media Safety Act, seek to limit social media companies from, among other things, displaying and targeting advertising to accounts held by minors (defined as those under 18) and provide certain rights to parents with respect to data of their children and access to social media platforms. These laws may be subject to legal challenges and the attendant heightened scrutiny associated with processing certain children's data on social media platforms may lead to increased compliance costs and obligations on us, to the extent we could be considered subject to these laws.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern personal data privacy and security. Without limitation, the following personal data laws may apply to our operations such as the GDPR, the Swiss Federal Act on Data Protection (or "FADP"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), Australia's Privacy Act, Canada's Personal Information Protection and Electronic Documents Act ("PIPEDA") (and other Canadian provincial laws), India's Information Technology Act and supplementary rules, and China's Personal Information Protection Law ("PIPL") and all impose strict requirements for processing personal data. For example, local data protection authorities in both the EEA and UK may take an enforcement action against us with respect to a violation of applicable GDPR requirements. Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the GDPR and 17.5 million pounds sterling under the UK GDPR, or 4% of annual global revenue, whichever is greater, and private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from Europe, the UK, and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe, the UK, and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK restrict the transfer of personal data to the United States and other countries whose privacy laws they consider inadequate, unless a data transfer mechanism has been put in place or a derogation under the GDPR can be relied on. In certain cases, a transfer impact assessment ("TIA") must also be carried out to, among other things, assess laws governing access to personal data in the recipient country and consider whether supplementary measures that provide privacy protections additional to those provided under the appropriate data transfer mechanism will need to be implemented to ensure an "essentially equivalent" level of data protection to that afforded in the EEA/UK. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU-US Data Privacy Framework and the EEA and UK's standard contractual clauses, these mechanisms are subject to legal challenges (which may result in their invalidation). There is no assurance that we can satisfy or rely on these measures in all circumstances to transfer personal data to the United States, as they alone may not necessarily be sufficient as transfers must be assessed on a case-by-case basis and the requirements may change if they are challenged. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Some EU regulators have ordered companies to stop transferring personal data out of the EEA for allegedly violating the GDPR's cross-border data transfer limitations. Regulators in the U.S. are also increasingly scrutinizing certain personal data transfers and may impose personal data localization requirements.

Our personnel currently use generative artificial intelligence ("AI") technologies to perform their work for example in the context of development productivity tools and limited internal communication. The disclosure and use of personal data in generative AI technologies may be subject to various privacy laws and other obligations. Governments have passed and are likely to pass additional laws regulating generative AI, such as the EU's Artificial Intelligence Act (the "AI Act"). The AI Act imposes regulatory requirements onto AI system providers, importers, distributors, and deployers, in accordance with the level of risk involved with the AI system ("unacceptable", "high", "limited". risk). Unacceptable-risk AI systems are banned from being offered and used in the EU, and high-risk AI systems (which include, for example, AI systems used to evaluate and classify emergency calls or to dispatch emergency first response services) are subject to a set of regulatory requirements under the AI Act including to establish quality and post-marketing monitoring and risk assessment system, requirements related to the training of AI systems and training data, and requirements related to human oversight. Limited-risk AI systems are subject mainly to transparency requirements. Non-compliance with the AI Act may result in regulatory fines of up to 7% of annual worldwide turnover. Moreover, states such as Colorado, Utah and California, have passed or are considering legislation or regulation governing the development or use of artificial intelligence technologies, supplementing the existing consumer protection and other regulatory guidance that may apply to the use of AI technologies in our business, and which may impact our use of technology.

Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or not representative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

In addition, major technology platforms on which we rely, privacy advocates, and industry groups have regularly proposed, and may propose in the future, platform requirements or self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may lose access to technology platforms on which we rely and face substantial regulatory enforcement, liability, and fines. For example, in 2021 one of our Channel Partners, Apple, began to require mobile applications using its operating system, iOS, to affirmatively (on an opt-in basis) obtain an end user's permission to "track them across apps or websites owned by other companies" or access their device's advertising identifier for advertising and advertising measurement purposes. Other technology platforms are considering similar restrictions. Such restrictions could limit the efficacy or our marketing activities. In addition, consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or "do not track" mechanisms (such as browser signals from the Global Privacy Control) as a result of industry regulatory or legal developments, the adoption by consumers of browser settings or "ad-blocking" software, and the development and deployment of new technologies could materially impact our ability to collect data or reduce our ability to deliver relevant promotions or media or market our products and reach new members, which could materially impair the results of our operations.

We are also subject to evolving EU and UK privacy laws on the deployment of cookies, tracking technologies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements related to the behavioral, interest-based, or tailored advertising ecosystem. Enforcement actions could lead to substantial costs, require significant systems and/or operational changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of EU, EU Member State and UK laws on the deployment of cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage. Outside of Europe, other laws further regulate behavioral, interest-based, or tailored advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, the CCPA grants California residents the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration.

Further, because we accept debit and credit cards for payment of certain products and services, we are subject to the Payment Card Industry Data Security, or the PCI Standard, issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI DSS requires merchants to adopt certain measures to protect the security of cardholder information, such as using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires ongoing attention and devotion of resources. Costs and potential problems and interruptions associated with the implementation and maintenance of systems and technology, such as those necessary to achieve compliance with the PCI Standard could also disrupt or reduce the efficiency of our operations. Noncompliance with PCI DSS, to the extent applicable to us, can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses. Generally, we rely on vendors to process payment card data and those vendors may be subject to PCI DSS. Our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and changes in regulatory frameworks could require us to fundamentally change our business model. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, a shift in consumers' data privacy expectations or other social, economic or political developments could impact the regulatory enforcement of these obligations, which could increase the cost of and complicate our compliance with applicable obligations.

Relevant stakeholders (such as government authorities and adjudicatory bodies) may determine that we have been in the past or are presently noncompliant with our data privacy and security obligations as we may at times fail (or be perceived to have failed) in our efforts to comply with such obligations. This risk will likely increase as we grow our market presence in the U.S. and outside the U.S. Moreover, despite our efforts, our personnel or third parties on whom we rely, may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely have failed, fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims and mass arbitration demands); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands related to the use of tracking technologies, security incidents, and consumer protection more broadly. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products or services; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We have in the past received inquiries and been subject to investigations, proceedings, orders, and other various inquiries and claims brought by regulators and private claimants regarding our data privacy (including in relation to children's data) and security practices and processing of personal data. We may in the future be subject to similar inquiries, claims and other proceedings.

Providers of online websites, applications and services are subject to various laws, regulations and other requirements relating to children's privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

Children's privacy has been a regular focus of regulatory enforcement activity and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. The FTC and state attorneys general in the U.S. have in recent years increased enforcement of COPPA. In addition, where a controller relies on consent to process personal data belonging to a child (which can vary from the age of thirteen to sixteen depending on jurisdiction), the GDPR requires that such consent is provided by a parent or guardian. The CCPA requires companies to obtain the consent of children in California under the age of sixteen (or parental consent for children under the age of thirteen) before selling their personal information. In addition, several jurisdictions have issued enforceable codes for designing online services that will be used by children. For example, the UK's Age Appropriate Design Code requires online services to consider the privacy and data protection impacts of children's use of such services and to build in protections and controls to address such risks. Our services include the collection of data, including personal data and precise geolocation data, directly from devices associated with children, which fall within the scope of these child privacy laws, regulations and requirements. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA, or other laws relating to children's privacy.

There are also a number of legislative or regulatory proposals pending before the U.S. Congress, the FTC, various state legislative bodies and foreign governments concerning child or teen safety, content regulation and data protection that could affect us if enacted in the future.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely process proprietary, confidential, and sensitive data (such as precise geolocation data and information relating to children), and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We and the third parties upon which we rely may be subject to and have previously responded to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks and deep fakes, which may be increasingly more difficult to identify as fake), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), bot-generated activity, denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Threat actors may continue to develop and use more sophisticated tools and techniques (including AI) that are specifically designed to circumvent security controls, evade detection, and obfuscate forensic evidence, which may make it more difficult for us to identify, investigate, respond to and recover from incidents.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, to offer services to our customers and operate our business, we use a number of products and services, such as IT networks and systems, including those we own and operate as well as others provided by third-party providers. Our ability to provide our platform and services could be interrupted if these systems were impacted by a ransomware or other cyber-attack.

Our efforts to investigate, mitigate, contain, and remediate a security incident may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our personnel utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We may rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We may also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident, coding issue, malfunction or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

With respect to data or information system vulnerabilities, we may be unable now or in the future to detect all vulnerabilities or other compromises in our data or information systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. While we presently have identified certain vulnerabilities in our information systems, we take steps designed to mitigate the risks associated with such known vulnerabilities. These steps include implementing compensating controls and other protective measures designed to address certain vulnerabilities. There can be no assurance that these controls and measures will always be effective and thus there remains risks associated with both known and unknown vulnerabilities. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data (or sensitive data that our members, advertisers, and partners have shared with us) or our information technology systems, or those of the third parties upon whom we rely, or impact the calculation or measurement of our member metrics or other estimates, as disclosed above. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. For example, we and our third-party providers have been and may in the future be compromised by the aforementioned or similar threats, and result in unauthorized, unlawful, or accidental processing of our information, or vulnerabilities in the products or systems upon which we rely. For example, we have previously experienced credential stuffing attacks and other security incidents, including coding issues and instances of unauthorized access to certain member data. We determined that none of these incidents were material to the Company. We have encountered and may in the future encounter attempts to create false or other illegitimate member accounts or to take other unauthorized actions on or through our platform and services.

Applicable data privacy and security obligations may require us, or we may choose, to notify relevant stakeholders, such as governmental authorities, partners, and affected individuals, of security incidents. Such disclosures may involve inconsistent requirements and are costly, and the disclosure or the failure to comply with applicable requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience, and at times in the past have experienced, adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims and mass arbitration demands); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); direct and indirect financial loss (including due to potential loss of members, partners, or advertising revenue); and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new customers from using our services, disrupt our ability to provide our products and services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Risks Related to Our Technology and Intellectual Property

Our success depends, in part, on the integrity of third-party systems and infrastructures and on continued and unimpeded access to our products and services on the internet.

We rely on third parties to maintain and support our information technology infrastructure, obtain mapping services and collect, process and analyze certain data. If an agreement with a key supplier is terminated or disrupted, Life360's operations and financial performance could be adversely impacted. In particular, we rely on contracts with Amazon Web Services ("AWS") for the provision of our computing, network, database, software development platforms and software infrastructure. We procure mapping services from our Channel Partners. Additionally, Jiobit uses Google Cloud Platform ("GCP") for some of its functionality. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by AWS and GCP, and currently rely on such providers for the vast majority of our primary data storage and computing. If the AWS contract, GCP contract, or contracts with other key suppliers in the future are terminated or suffer a disruption for any reason, our business, financial condition and results of operations could be materially adversely impacted.

We have entered into an agreement (the "Arity Agreement") to license from Arity 875, LLC ("Arity") its application program interfaces, including the Arity Driving Engine API, which we integrate into our products and services. Pursuant to the Arity Agreement, we are required to exclusively obtain such services from Arity during the term of the Arity Agreement.

We have also entered into an emergency roadside assistance servicing agreement under which Signature Motor Club, Inc. provides Roadside Assistance on our behalf. If Signature Motor Club were to terminate the agreement, we would be required to engage another third party to provide roadside assistance services and an alternative service by another third party may not be available on reasonable terms, or at all, and such change to an alternative third party may be costly and disruptive, and may have an adverse impact on our business, financial condition and results of operations.

We have also partnered with AvantGuard Monitoring Centers LLC ("AvantGuard") to provide access to AvantGuard's emergency alert response services to our Life360 Gold and Life360 Platinum subscribers. In the event Life360 detects a crash, Life360 will trigger an alert to AvantGuard, who will call the subscriber and/or dispatch emergency services to the subscriber's location. If AvantGuard were to terminate the agreement, we would be required to engage another third party to provide emergency alert response services and an alternative service by another third party may not be available on reasonable terms, or at all, and such change to an alternative third party may be costly and disruptive, and may have an adverse impact on our business, financial condition and results of operations.

Similarly, under our warranty program agreement with Cover Genius Warranty Services, LLC ("Cover Genius"), Cover Genius administers warranties and service contracts on behalf of Tile. If the Cover Genius contract were to be terminated or not renewed, Tile would be required to enter into a new warranty program agreement and such agreement may not be available on reasonable terms, or at all, and could be disruptive and costly, and may have an adverse impact on Tile's business, financial condition and results of operations.

We also rely on data center service providers (such as colocation providers), as well as third-party payment processors, computer systems, internet transit providers and other communications systems and service providers, in connection with the provision of our products generally, as well as to facilitate and process certain transactions with our subscribers. We do not control these third-party providers, and we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays, or deterioration in the performance. While we typically control and have access to the servers we operate in co-location facilities and the components of our custom-built infrastructure that are located in those co-location facilities, we control neither the operation of these facilities nor our third-party service providers. Furthermore, we have no physical access or control over the services provided by AWS or GCP. Data center leases and agreements with the providers of data center services expire at various times. The owners of these data centers and providers of these data center services may have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

Problems or insolvency experienced by third-party service providers upon whom we rely, the telecommunications network providers with whom we or they contract or with the systems through which telecommunications providers allocate capacity among their customers could also materially adversely affect us. Any changes in service levels at our data centers, any third-party "cloud" computing services, or payment processors or any interruptions, outages or delays in our systems or those of our third-party providers, or deterioration in the performance of these systems, could impair our ability to provide our products or process transactions with our subscribers, which could materially adversely impact our business, financial condition, results of operations and prospects. Further, if the data centers and third-party service providers that we use are unable to keep up with our growing needs for capacity, or if we are unable to renew our agreements with data centers, and service providers on commercially reasonable terms, we may be required to transfer servers or content to new data centers or engage new service providers, and we may incur significant costs, and possible service interruption in connection with doing so. Additionally, if we need to migrate our business to different third-party data center service providers or payment aggregators as a result of any such problems or insolvency, it could delay our ability to process transactions with our subscribers. Any changes in third-party service levels at data centers or any real or perceived errors, defects, disruptions, or other performance problems with our platform could harm our reputation and may result in damage to, or loss or compromise of, our members' content. See "—If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences."

In addition, we depend on the ability of our members to access the internet with high-bandwidth data capabilities. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of member access to our products or services, which would, in turn, negatively impact our business. The adoption or repeal of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our financial condition and results of operations.

Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

In order for us to succeed, our information technology systems and infrastructures must perform well on a consistent basis. Our products and systems rely on software and hardware that are highly technical and complex and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. We may in the future experience system interruptions that make some or all of our systems or data temporarily unavailable and prevent our products from functioning properly for our members; any such interruption could arise for any number of reasons, including software bugs and human errors. Further, our systems and infrastructures are vulnerable to damage from fire, power loss, hardware and operating software errors, cyber-attacks, technical limitations, telecommunications failures, acts of God, the financial insolvency of third parties that we work with, global pandemics and other public health crises, and other unanticipated problems or events. While we have backup systems in place for certain aspects of our operations, not all of our systems and infrastructures are fully redundant. Disaster recovery planning can never account for all possible eventualities and even if we anticipate an incident, our incident response, business continuity and disaster recovery plans may not be sufficient to timely and effectively address the issue, and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our members' experiences with our products, tarnish our brand reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, the service. See "—If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences."

We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experience of our members, accommodate substantial increases in the volume of traffic to our various products, provide acceptable load times for our products and keep up with changes in technology and member preferences. Any failure to do so in a timely and cost-effective manner could materially adversely affect our members' experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations.

We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is a material asset of our business and our success depends in part on our ability to protect our proprietary rights and intellectual property. For example, we rely on a combination of intellectual property rights, including patents, trademarks, designs, copyrights, related domain names, social media handles and logos to market our brands and to build and maintain brand loyalty and recognition. We also rely upon proprietary technologies and trade secrets, as well as a combination of laws and contractual restrictions, including confidentiality agreements with employees, customers, suppliers, affiliates and others, to establish, protect and enforce our various intellectual property rights.

We have in the past sought to register and we expect to continue to apply to register and renew, or secure by contract where appropriate, material trademarks and service marks as they are introduced and used, and reserve, register and renew domain names and social media handles as we deem appropriate. We rely on our trademarks and trade names to identify our platform and to differentiate our platform and services from those of our competitors, and if our trademarks and trade names are not adequately protected, then third parties may use trade names or trademarks similar to ours in a manner that may cause confusion in the market and we may not be able to build and maintain sufficient brand recognition in our markets of interest, which could decrease the value of our brand and adversely affect our business, financial condition and results of operations. Effective trademark protection may not be available or may not be sought in every country in which our products and services are made available, or in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our trademarks, trade names or other intellectual property rights may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Further, at times, competitors may have already registered or otherwise adopted trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Similarly, not every variation of a domain name or social media handle may be available or be registered by us, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names and social media handles, as well as impede our ability to effectively compete against competitors with similar technologies or products, any of which could materially adversely affect our business, financial condition and results of operations.

We have received patents and have filed patent applications with respect to certain aspects of our technology; however, there can be no assurances that the steps taken by us would be adequate to exclude or prevent our competitors from implementing technology, methods, and processes similar to our own. We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor or provide a competitive advantage. The issuance of a patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications, whether or not related to issued U.S. patents, will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States. Further, we may not timely or successfully apply for a patent to secure rights in our intellectual property.

Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, financial condition and results of operations. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Litigation or proceedings before the U.S. Patent and Trademark Office ("USPTO") or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights and the proprietary rights of others. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business, financial condition and results of operations. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products. We expect to continue to expand internationally and, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology, which could harm our business, financial condition and results of operations.

We also rely upon trade secret laws to protect intellectual property that may not be patentable, or for which we believe patent protection is too expensive or otherwise undesirable. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has developed intellectual property on or behalf, or that has or may have had access to our proprietary information or trade secrets. Even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the United States may be less willing or unwilling to protect trade secrets. In addition, technology that we protect as a trade secret may still be independently developed by others, and trade secret laws do not protect against the use and disclosure of such independently developed technologies. If any of our confidential or proprietary information, such as our trade secrets, was to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position would be materially adversely harmed.

Further, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Additionally, no assurance can be given that these agreements will be effective in controlling access to or potential misuse of our proprietary information and trade secrets, any such assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. We may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property rights against infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours or that compete with our business. We may not prevail in any intellectual property-related proceedings that we initiate against third parties. Further, in such proceedings or in proceedings before patent, trademark and copyright agencies, our asserted intellectual property could be narrowed or found to be invalid or unenforceable, in which case we could lose valuable intellectual property rights. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage. Additionally, enforcing our intellectual property rights in litigation can be costly, can divert our management's attention and resources, and the success of any such litigation is not assured. Our inability to protect our intellectual property and proprietary technology against unauthorized copying and use could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, or injure our reputation. Furthermore, many of our current and potential competitors may have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to protect our intellectual property rights due to the cost, time, and distraction of bringing such litigation.

Despite the measures we take to protect our intellectual property rights, our intellectual property rights may still not be adequate and protected in a meaningful manner, challenges to contractual rights could arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, or laws and interpretations of laws regarding the enforceability of existing intellectual property rights may change over time in a manner that provides less protection. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations. Our intellectual property rights and the enforcement or defense of such rights may also be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, may not favor the enforcement of patents, trademarks, copyrights, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology; however, there can be no assurances that the steps taken by us would be adequate to exclude or prevent our competitors from implementing technology, methods, and processes similar to our own. We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor, or provide a competitive advantage. The issuance of a patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, whether or not related to issued U.S. patents, will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States. Further, we may not timely or successfully apply for a patent to secure rights in our intellectual property.

Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any owned or licensed patents.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, financial condition and results of operations. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Litigation or proceedings before the USPTO or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights and the proprietary rights of others. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business, financial condition and results of operations. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products. We expect to continue to expand internationally and, in some foreign countries, the mechanisms to establish and enforce intellectual property rights may be inadequate to protect our technology, which could harm our business, financial condition and results of operations.

From time to time, we have been and may be party to intellectual property-related litigation and proceedings that are expensive and time-consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. From time to time, however, we have received and may in the future receive claims from third parties which allege that we have infringed upon their intellectual property rights, and we may not prevail in these disputes. For example, patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent is issued or published and we may not be aware of currently filed patent applications that relate to our products or services. If patents later issue on these applications, we may be found liable for subsequent infringement. Companies in the internet and technology industries are subject to frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for infringement, misappropriation or other violations of patent or other intellectual property rights. Furthermore, various "non-practicing entities" that own patents and other intellectual property rights often attempt to assert claims in order to extract value from technology companies and, given that these non-practicing entities typically have no relevant product revenue, our own issued or pending patents and other intellectual property rights may provide little or no deterrence to their bringing infringement claims against us. Further, from time to time we may introduce new products, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with third-party partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims and may require us to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business, financial condition and results of operations.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets, software code or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

As we gain greater public recognition, face increasing competition and develop new products, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Companies in the technology industry, and other patent, copyright, and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently commence litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights.

Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. During the course of such litigation matters, there may be announcements of the results of hearings and motions, and other interim developments related to the litigation matters. If securities analysts or investors regard these announcements as material and negative, the market price of our common stock may decline. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment. The terms of such a settlement or judgment may require us to cease some or all of our operations, pay substantial amounts to the other party including treble damages and attorneys' fees, if we are found to have willfully infringed a party's intellectual property rights. Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including for claims related to alleged infringement of our intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business, financial conditions, and results of operations. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights. However, such arrangements may not be available on reasonable or exclusive terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may be forced to develop or procure alternative non-infringing technology, which could require significant effort, time and expense or discontinue use of the technology. There also can be no assurance that we would be able to develop or license suitable alternative technology to permit us to continue offering the affected products or services as currently offered. If we cannot develop or license alternative technology for any allegedly infringing aspect of our business, we would be forced to limit our products and services and may be unable to compete effectively. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, would materially and adversely impact our business, financial condition and results of operations.

Our use of "open source" software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation.

Our products incorporate open-source software in connection with a portion of our proprietary software and we expect to continue to use open-source software in the future. Under certain circumstances, some open-source licenses require users of the licensed code to provide the user's own proprietary source code to third parties upon request, to license at no cost the user's own proprietary source code or other materials for the purpose of making derivative works, require the relicensing of the open-source software and derivatives thereof under the terms of the applicable license, or prohibit users from charging a fee to third parties in connection with the use of the user's proprietary code. While we try to insulate our proprietary code from the effects of such open-source license provisions and employ practices designed to monitor our compliance with the licenses of third-party open-source software, we cannot guarantee that we will be successful. Accordingly, we may face claims from others challenging our use of open-source software, claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed in connection with such software. Such claims could also require us to purchase a commercial license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business, financial condition and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. Additionally, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services.

In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties, support, indemnities for infringement or controls on the functionality or origin of the software. Further, the use of open-source software may also present additional security risks because the public availability of the source code of such software may make it easier for hackers and other third parties to exploit vulnerabilities in the software. To the extent that our platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new solutions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.

Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new content and offerings, integrating acquired-company technologies, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, financial condition and results of operations.

Risks Related to Legal Matters and Our Regulatory Environment

Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and failure to comply with such laws and regulations could result in claims, changes to our business practices, monetary penalties, increased cost of operations, reputational damage, or declines in member growth or engagement, or otherwise harm our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters that are important to or may otherwise impact our business, including, among others, broadband internet access, online commerce, advertising, data privacy, data security, intermediary liability, protection of minors, consumer protection, accessibility, taxation and securities law compliance. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. In addition, the introduction of new brands and products, or changes to our existing brands and products, may result in new or enhanced governmental or regulatory scrutiny. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from state to state and country to country and inconsistently with our current policies and practices. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, require that we change or cease certain business practices, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, demands or orders that require us to modify or cease existing business practices. We have in the past and may in the future be subject to claims, inquiries or regulatory investigations, relating to such laws and regulations. It is possible that a regulatory inquiry might result in changes to our policies or practices. In addition, it is possible that future orders issued by, or enforcement actions initiated by, regulatory authorities could cause us to incur substantial costs or require us to change our business practices in a manner that could materially adversely affect our business, financial condition and results of operations.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our business, or our ability to provide or the manner in which we provide our services, could require us to change certain aspects of our business and operations to comply, which could decrease demand for services, reduce revenues, increase costs and subject us to additional liabilities. For example, U.S. courts have increasingly interpreted Title III of the Americans with Disabilities Act (the "ADA") to require websites and web-based applications to be made fully accessible to individuals with disabilities. As a result, we may become subject to claims that our apps are not compliant with the ADA, which may require us to make modifications to our products to provide enhanced or accessible services to, or make reasonable accommodations for, individuals, and failure to comply could result in litigation, including class action lawsuits.

The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or our services, including laws or regulations that undermine open and neutrally administered internet access, could decrease member demand for our service offerings and increase our cost of doing business. For example, in December 2017, the FCC adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or "paid prioritization" of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or "paid prioritization" of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on the Life360 Platform, including the Digital Millennium Copyright Act, the Communications Decency Act ("CDA") and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. For example, in the United States, laws such as the CDA, which have previously been interpreted to provide substantial protection to interactive computer service providers, may change and become less predictable or unfavorable by legislative action or juridical interpretation. There have been various federal and state legislative efforts to restrict the scope of the protections available to online platforms under the CDA, in particular with regards to Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages.

The European Union is also focused on the regulation of digital services and online platforms. The DSA came into force in 2022, with the majority of the substantive provisions taking effect in 2024. The DSA could create potential liability for us for illegal services and products or content on our platform and imposes obligations around traceability of business users and enhanced transparency measures (including in relation to any recommender systems (including the main parameters used by such systems and any available options for recipients to modify or influence them)). In addition to the general DSA obligations, we may be subject to obligations if we are considered a hosting service, such as implementing a notice and takedown procedure for allegedly illegal content, and reporting to national law enforcement or judicial authorities of relevant EU Member States of information that gives rise to suspicions of criminal offenses involving a threat to the life or safety of persons. Further, the DSA contains more stringent requirements for hosting providers that qualify as "online platform" such as the requirement that user interfaces may not deceive or manipulate users. The DSA may increase our compliance costs, require changes to our user interfaces, processes, operations, and business practices which may adversely affect our ability to attract, retain and provide our services to members, and may otherwise adversely affect our business, operations and financial condition, and increase our overall regulatory and civil liability. Failure to comply with the DSA can result in fines of up to 6% of total annual worldwide turnover and recipients of services have the right to seek compensation from providers in respect of damage or loss suffered due to infringement by the provider to comply with the DSA. Some European jurisdictions and the UK have also proposed or intend to pass legislation that imposes new obligations and liabilities on platforms with respect to certain types of harmful content. While the scope and timing of these proposals are currently uncertain, if the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States, or the European Union or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, financial condition and results of operations could be harmed.

We may fail to comply with laws regulating subscriptions and auto-payment renewals, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

We are subject to certain federal and state laws that govern the ability of members to cancel subscriptions and auto-payment renewals. Our subscriptions automatically renew unless the subscriber cancels the subscription before the end of the current period. The Federal Restore Online Shoppers' Confidence Act ("ROSCA"), and state law analogues require companies to adhere to enhanced disclosure and cancellation requirements when entering into automatically renewing contracts with subscription customers. Regulators and private plaintiffs have brought enforcement and litigation actions against companies, challenging automatic renewal and subscription programs. If we fail to comply with ROSCA or its state law analogues, we could incur substantial legal fees and costs and reputational harm. In addition, compliance and remediation efforts can be costly.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could have a material adverse effect on our business, financial condition and results of operations.

We have been in the past, are, and may in the future become, subject to litigation and various legal proceedings (including, without limitation, government and private party inquiries and claims), including litigation and proceedings related to intellectual property matters, data privacy, data security, and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, actions from former employees and other matters, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. We have received, and may in the future continue to receive, inquiries from regulators regarding our compliance with law and regulations, including those related to data protection and consumer rights, and due to the nature of our business and the rapidly evolving landscape of laws relating to data privacy, cybersecurity, consumer protection and data use, we expect to continue to be the subject of regulatory investigations and inquiries in the future. The defense of these legal proceedings could be time-consuming and expensive and could distract our personnel from their normal responsibilities. The results of any such litigation, investigations and legal proceedings are inherently unpredictable and expensive. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be forced to change the way in which we operate our business or be exposed to monetary damages that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations. See "Item 3. Legal Proceedings."

Our ability to use our net operating losses and certain other tax attributes to offset future taxable income may be subject to certain limitations.

In general, under Section 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or (the "Code"), a corporation that undergoes an ''ownership change'' is subject to limitations on its ability to utilize its pre-change net operating losses, or ("NOLs"), and other pre-change tax attributes, such as research tax credits, to offset future taxable income. A Section 382 ''ownership change'' generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2024, we have approximately $219.5 million and $121.5 million of federal and state net operating loss carryforwards, respectively, available to offset future taxable income which, if not utilized, will begin to expire in varying amounts in 2027. The Company performed a Section 382 analysis through December 31, 2024 and does not expect any previous ownership changes to result in a limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. However, future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, limiting our ability to utilize NOLs and other tax attributes arising prior to such ownership change in the future.

For U.S. federal income tax purposes, NOLs arising in tax years beginning before January 1, 2018 can be carried forward to the earlier of the next subsequent twenty tax years or until such losses are fully utilized. NOLs arising in tax years beginning after December 31, 2017 are not subject to the twenty-year limitation, but our use of such net operating losses in a tax year may not exceed 80% of such year's taxable income. Certain U.S. states have imposed additional limitations on the use of state net operating loss carryforwards. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a full valuation allowance against the net deferred tax assets attributable to our NOLs.

We are subject to taxation related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the European Union, as well as a number of other countries and organizations, such as the Organization for Economic Cooperation and Development ("OECD") and the European Commission, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which includes business activities on social media platforms and online marketplaces, and would likely apply to our business. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, financial condition, results of operations and cash flows. Further, more than 140 countries agreed to enact the Pillar II global minimum tax. While the OECD issued a framework model, each country will enact its own laws to incorporate Pillar II. While Pillar II is a global model, the country by country enactment of different laws to incorporate the framework is complex and there is uncertainty as to how the enactment of these laws will impact us. These changes could increase our total tax burden in the future. Moreover, the U.S. government may enact significant changes to the taxation of business entities including, among others, the imposition of minimum taxes or surtaxes on certain types of income (such as the United States Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by the United States corporations). Furthermore, if the U.S. or other foreign tax authorities change applicable tax laws or practices, our overall taxes could increase, and our business, financial condition and results of operations may be adversely impacted.

Actions by governments to restrict access to Life360 in their countries, or that otherwise impair our ability to sell advertising in their countries, could substantially harm our business, financial condition and results of operations.

Governments may seek to censor content available on our app, restrict access to the platform from their country entirely, or impose other restrictions that may affect the accessibility of the platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict member access to the platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. It is possible that the government authorities could take action that impairs our ability to sell advertising, including in countries where access to our consumer-facing platform may be blocked or restricted. In the event that content shown on our app or our other products is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our member base, member engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be materially adversely affected.

If additional tariffs on Chinese-origin goods are imposed, related countermeasures are taken by the PRC, or we experience supply chain transformation setbacks, it could have an adverse impact on our business, financial condition and results of operations.

Tile's products are manufactured in the PRC, making the pricing and availability of our products susceptible to international trade risks. In 2018, the United States imposed additional duties under Section 301 of the U.S. Trade Act of 1974, ranging from 10% to 25%, on a variety of goods imported from the PRC. While these tariffs initially did not affect our products, in May 2019, the United States proposed to place tariffs on essentially all remaining Chinese-origin imports. Subsequently, the Trump Administration announced that 15% tariffs would be imposed on a subset of these goods, including wearable devices, which went into effect September 1, 2019. These tariffs were reduced to 7.5% on February 14, 2020. As a result of the recent United States' presidential election, there may be further changes in the United State's and other governments' trade regulations, including increased or new tariffs.

These elevated tariffs have resulted in higher costs for Tile. There is uncertainty as to when the tariffs will ease. However, if additional tariffs are imposed, related countermeasures are taken by the PRC, or we experience setbacks in our supply chain transformation efforts, our revenue, gross margins, financial condition and results of operations may be adversely affected.

We are subject to governmental export and import controls and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, prohibitions and restrictions on the import, export, reexport and other transfers of certain goods, software, services and technologies. Compliance with applicable regulatory requirements regarding the export or other transfer of our products and services and other items may create delays in the introduction of our products and services in international markets, prevent our international members from accessing our products and services, and, in some cases, prevent the supply of our products and services to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, regions, governments, organizations and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products and services, including our firmware updates, could be provided to those targets. Any such unauthorized provision could have negative consequences, including government investigations, penalties, reputational harm. Our failure to obtain required import, export or other transfer approval for our products could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export and reexport eligibility that could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and CDIs

The market price of our CDIs and common stock has been, and may in the future be, volatile, or may decline regardless of our operating performance and you could lose all or part of your investment.

The trading price of our CDIs on the ASX and of our common stock on the Nasdaq Global Select Market ("Nasdaq") has been and may continue to be volatile, and could be subject to wide fluctuations. In addition, the trading volume in our CDIs and common stock has in the past and may in the future fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations as a result of a variety of factors, many of which are beyond our control but may nonetheless decrease the market price of our CDIs and common stock, regardless of our actual operating performance, including:

- public reaction to our press releases, announcements and filings with the SEC and ASX;
- our operating and financial performance;
- fluctuations in market prices and trading volumes of technology;
- changes in market valuations of similar companies;
- departures of key personnel;
- commencement of or involvement in litigation;
- changes in economic and political conditions, financial markets, and/or the technology industry;
- interest rate fluctuations;
- changes in accounting standards, policies, guidance, interpretations, or principles;
- actions by our securityholders;
- the failure of securities analysts to cover our common stock and/or changes in their recommendations and estimates of our financial performance;
- future sales of our common stock;
- trading prices and trading volumes of our CDIs on the ASX and our common stock on the Nasdaq; and
- the other factors described in these "Risk Factors".

The stock market has in the past experienced extreme price and volume fluctuations, and, following periods of such volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources, which would harm our business, operating results or financial condition.

Our common stock is currently listed on Nasdaq and our CDIs are currently listed on the ASX. Trading in our common stock and CDIs therefore takes place in different currencies (U.S. dollars on the Nasdaq and Australian dollars on the ASX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Australia). The trading prices of our common stock and our CDIs on two markets may differ as a result of these, or other, factors. Any decrease in the price of our common stock or CDIs on either market could cause a decrease in the trading prices of our CDIs or our common stock on the other market. In addition, investors may seek to profit by exploiting the difference, if any, between the price of our common stock on Nasdaq and the price of our CDIs on the ASX. Such arbitrage activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value and could also lead to significant volatility in the price of our common stock or CDIs. Additionally, while we have historically transacted in U.S. dollars, we have transacted in some foreign currencies, such as the Australian Dollar, and may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock on Nasdaq or CDIs on the ASX could be lowered.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock on Nasdaq or our CDIs on the ASX is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts currently covering our securities ceases coverage, the liquidity and trading price for our common stock on Nasdaq and our CDIs on the ASX would be negatively impacted. If any of the analysts who cover us downgrade our stock or issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our common stock or CDI performance, or if our results of operations fail to meet the expectations of analysts, the trading price of our common stock or CDIs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and the demand for our common stock could decrease, which in turn could cause our common stock price or trading volume to decline.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that a sale might occur, could depress the market price of our common stock, and could impair our ability to raise capital through the sale of additional equity securities. For example, many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of our common stock subsequent to our initial public offering in the United States (our "U.S. IPO"), and therefore, may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

As of December 31, 2024, up to 10,765,548 shares of our common stock may be issued upon exercise of outstanding stock options or vesting and settlement of outstanding RSUs, and up to 12,815,029 shares of our common stock are available for future issuance under our 2011 Equity Incentive Plan, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements and market stand-off provisions. We have registered all of the shares of our common stock issuable upon exercise of outstanding options or other equity incentive awards we may grant in the future for public resale under the Securities Act. If these additional shares of our common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Some provisions of our charter documents could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including: (i) limitations on the ability of our stockholders to act by written consent or call a special meeting; (ii) establishing advance notice provisions for stockholder proposals, including nominations for elections to the Board; and (iii) establishing that our Board is divided into three classes, with each class serving three-year, staggered terms. These provisions could discourage an acquisition of us or other change in control transactions, thereby negatively affecting the price that investors might be willing to pay in the future for our common stock.

We have identified a material weakness in our internal control over financial reporting in the past. If we identify additional material weaknesses in our future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common stock and CDIs.

We are required, pursuant to Section 404 Sarbanes-Oxley Act of 2002 ("Section 404"), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, because we ceased to be an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012 as of December 31, 2023, our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and update the systems and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our common stock and CDIs.

In connection with the preparation and audit of our financial statements as of and for the fiscal year ended December 31, 2022, our management identified a material weakness in our internal control over financial reporting related to management's risk assessment process over information technology general controls (ITGCs), including certain controls over logical access, segregation of duties and change management, and certain process level controls including information used in the execution of those controls that impacted our financial reporting processes. During 2023, we identified and implemented remedial measures to address the control deficiencies that led to the material weakness and determined our internal controls over financial reporting were effective as of December 31, 2023. However, there can be no assurance that remedial measures will continue to operate or that they will prevent other control deficiencies or material weaknesses, and we may identify additional material weaknesses in our internal control over financial reporting in the future. If we identify additional material weaknesses in our internal control over financial reporting in the future, there could be errors in our annual or interim consolidated financial statements that could result in a restatement of our financial statements or could cause us to fail to meet our reporting obligations. As a further result, our access to capital markets and perceptions of our creditworthiness could be adversely affected, any of which could diminish investor confidence in us and cause a decline in the price of our common stock and CDIs.

Our Certificate of Incorporation provides, subject to certain exceptions, that the Court of Chancery of the State of Delaware is the exclusive forum for certain stockholder litigation matters and the U.S. federal district courts are the exclusive forum for actions arising under the Securities Act, which could limit our stockholders' ability to bring a claim in a judicial forum that they find more favorable for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our Certificate of Incorporation unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a claim of breach of a fiduciary duty by any of our stockholders, directors, officers, employees or agents to us or our stockholders, (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or Bylaws or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, as amended, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the resolution of any complainant asserting a cause of action arising under the Securities Act shall be the U.S. federal district courts. The forum selection clauses in our Certificate of Incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to bring a claim in a judicial forum that they find more favorable for disputes with us or any of our directors, officers, other employees, or stockholders.

Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

General Risk Factors

We incur significant legal, accounting, reporting and other expenses and are subject to additional regulations and requirements as a result of being a public company with CDIs listed on the ASX and common stock listed on Nasdaq, and our management is required to devote substantial time to complying with Delaware laws, Australian laws, and reporting requirements pursuant to U.S. and Australian securities laws, which could lower profits and make it more difficult to run our business.

We incur significant legal, accounting, reporting, and other expenses associated with the ASX and SEC reporting company requirements. As a U.S. reporting company, we have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC, Nasdaq, the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and various other costs of a reporting company. Registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the filing of ongoing annual, quarterly, and current reports on Forms 10-K, 10-Q and 8-K, respectively.

As a Delaware corporation, we must also ensure continued compliance with the Delaware law and, as we are listed on the ASX and registered as a foreign company in Australia, we also need to ensure continuous compliance with relevant Australian laws and regulations, including the ASX Listing Rules and Australia's Corporations Act 2001 (Cth) of Australia. To the extent of any inconsistency between Delaware law and Australian law and regulations, we may need to make changes to our business operations, structure or policies to resolve such inconsistency. If we are required to make such changes, this is likely to result in additional demands on management and extra costs.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our Board and board committees and serve as executive officers. Furthermore, if we are unable to satisfy our obligations as a reporting company, we could be subject to fines, sanctions, and other regulatory action and potentially civil litigation and we could be subject to delisting of our CDIs on the ASX and of our common stock on the Nasdaq.

We may be required to delay recognition of some of our revenue, which may harm our financial results in any given period.

We may be required to delay recognition of revenue for a significant period of time after entering into a future agreement due to a variety of factors, including but not limited to, whether:

- the transaction involves acceptance criteria or other terms that may delay revenue recognition; or
- the transaction involves performance milestones or payment terms that depend upon contingencies; or
- the customer requires significant modifications, configurations or complex interfaces that could delay delivery or acceptance of our products or services.

Because of these factors and other specific revenue recognition requirements under GAAP, we must have very precise terms in our contracts to recognize revenue when we initially provide access to our platform or other products. Although we strive to enter into agreements that meet the criteria under GAAP for current revenue recognition on delivered performance obligations, our agreements are often subject to negotiation and revision based on the demands of our customers. The final terms of our agreements sometimes result in deferred revenue recognition, which may adversely affect our financial results in any given period. In addition, more customers may require extended payment terms, shorter term contracts or alternative licensing arrangements that could reduce the amount of revenue we recognize upon delivery of our other products and could adversely affect our short-term financial results.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Severe weather, natural disasters, global pandemics, acts of war or terrorism, theft, civil unrest, government expropriation or other external events could have significant effects on our business.

Severe weather and natural disasters, including hurricanes, tornados, earthquakes, fires, droughts and floods, acts of war or terrorism (such as the escalation in regional conflicts between Russia and Ukraine and in the Middle East), epidemics and global pandemics (such as COVID-19), theft, civil unrest, government expropriation, condemnation or other external events in the markets where our apps are available for download or where our customers live could have a significant effect on our ability to conduct business. Such events could affect the stability of our deposit base, cause significant property damage, impair employee productivity, result in loss of revenue and/or cause us to incur additional expenses. For example, the conflict in Ukraine delayed certain projects due to temporarily reduced engineering capacity while we redeployed local teams. The occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We take a layered approach to cybersecurity leveraging multiple levels of controls designed to mitigate and minimize cybersecurity risks and protect the confidentiality, integrity, and availability of our critical systems and information. We have established and implemented policies and processes designed to assess, identify, and manage risks from cyber security threats, including product and SaaS security, and have integrated these into our operating model and enterprise risk management processes. We monitor for, and assess, material risks from cyber security threats such as unauthorized occurrences or events on or conducted through our information systems that may result in adverse effects to the confidentiality, integrity, or availability of our information systems or information, including personal information, proprietary information and intellectual property.

Identification and Assessment

To identify and assess risk, we maintain a cybersecurity risk register which is reviewed regularly and updated as appropriate. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damages that could result from such risks (to the extent known), and the potential sufficiency of existing mitigating policies, procedures, systems, and safeguards. Risk is scored based on the potential impact to the business (inherent risk) and re-scored based on mitigations in place (residual risk). Following this assessment, we determine opportunities for further mitigating identified risks.

Risk Mitigation

We implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats, including product and SaaS security. These measures vary depending on the environment and threat. For example, we monitor our information systems, networks, and devices for potential threats, utilizing multiple mechanisms. We maintain Network Security Operations (NSO) and Site Reliability Engineering (SRE) teams to respond to potential threats or anomalies. We update vendor-provided tools (e.g. data management systems, financial reporting systems and infrastructure systems) in an effort to address identified vulnerabilities or threat vectors arising through vendor-provided products and services. We have adopted policies and standards aimed at implementing product security, including: conducting third-party penetration testing of our SaaS solutions; developing code based on a Security Software Development Lifecycle (SSDLC) process; and using automated tools for static code analysis and open-source scanning.

Changes to material systems are governed by our change management processes. Certain systems are scanned for static and dynamic vulnerabilities. Automatic and manual penetration tests of certain environments are performed frequently and often through third-party testing groups.

We have processes in place designed to control access to material systems and such processes are reviewed and updated as appropriate. We utilize certain controls such as two-factor authentication, intelligent anomaly detection and centralized identity and access management tools, designed to mitigate the risk of inappropriate access to internal user accounts.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example dynamic vulnerability testing, third party library vulnerability scanning, end-point management, enterprise monitoring tool, Attack Surface Management, web application firewall (WAF)/distributed denial-of-service (DDoS)/constant delivery network (CDN)/domain name server (DNS) protection, and backups and recovery. We also utilize service providers to assist with cybersecurity risk assessments.

Vendor Management

In providing our products and services, we make extensive use of third-party vendors and applications. We onboard material vendors through a vendor review process, which includes a security assessment and a determination of what is required (for example, policies, procedures, technical controls, or physical controls) in an effort to securely configure any interaction with them. Vendors providing certain services may be subject to greater scrutiny, including reviews of any relevant certifications and/or independent testing of their products or systems. Certain vendors are reviewed annually in an effort to assess continued compliance with their obligations to us, and as relevant, the risk that they pose to our cybersecurity posture. Such reviews typically depend on the nature of the data and/or systems that these vendors may have access to or with which they otherwise interact.

Additional Information

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factors entitled "Risk Factors—Risks Related to Privacy and Cybersecurity."

Governance

Responsibilities of the Board of Directors

Our Board provides oversight of our risk management process, including risks from cybersecurity threats. Our Board is responsible for monitoring and assessing strategic risk exposure and the mitigation and remediation of cybersecurity incidents, and our executive officers (including our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer) are responsible for the day-to-day management of the material risks we face, including cybersecurity risks. Our Board administers its cybersecurity risk oversight function as a whole, as well as through the Audit Committee ("AC"). Our corporate security team informs the Board and AC of certain cybersecurity risks and threats during quarterly meetings and provide materials shared in connection with such meetings, as well as ad hoc updates when there are material developments or changes that may impact cybersecurity risk to the company. Refer to "Item 10. Directors, Executive Officers and Corporate Governance" section of this Annual Report for additional information regarding the AC and other committees of the Board as well as the AC charter.

Responsibilities of Management

Our corporate security team consists of the Chief Information Security Officer, the Manager of Security Engineering, a Senior Security Engineer, a Senior SRE, and a Security Engineering Contractor. The corporate security team is primarily responsible for assessing and managing material risks from cyber security threats, defining and overseeing our corporate security program, reviewing technical designs and vendors for security risks, and managing our security tools and infrastructure. Our corporate security team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the information technology systems environment, including those described in "Risk Management and Strategy." The corporate security team reports to the Senior Manager of Information Technology, who reports to the Senior Director of Engineering Operations which maintains responsibility for our cyber security program.

The corporate security team has a combined professional experience of several decades in cybersecurity and related fields, including software and hardware engineering, information technology systems, devops, and security program management. They hold a range of certifications in security and technology, such as in LCSPC, ISO/IEC 27001:2013, OSCP, SANS SEC, CSSLP and AWS. Several team members participate in groups that focus on information security such as OWASP, Open Security Summit and other professional organizations and projects.

Our Chief Information Security Officer provides frequent briefings to management regarding the Company's cyber security risks and risk-mitigation efforts, which may include recent incidents and related responses, newly identified risks, changes to the security program, and activities of third parties and vendors, as appropriate. Management provides cybersecurity updates to executive management and the Board through meetings and materials shared in connection with those meetings, as well as ad hoc updates when there are material developments or changes.

Incident Response Procedures

Our cybersecurity incident response procedures are designed to escalate certain cyber security incidents to our executive officers and the Board as appropriate. Upon initial discovery of a potential incident, a member of the corporate security team leads the initial potential incident response efforts. Potential incidents are scored based on impact (including potential impact), and if certain criteria are met, the technical response team is broadened to include a representative from the Company's legal team and other relevant stakeholders (such as executive management) as appropriate. Our incident response team or its designee, provides relevant updates to the Chief Executive Officer or other Company senior management and the Board, as appropriate.

Item 2. Properties.

In January 2023, we moved our corporate headquarters from San Francisco, California to San Mateo, California, where we lease approximately 7,390 square feet of space under a lease that expires on November 30, 2026. All of our facilities are leased. Beginning in 2020 at the start of the COVID-19 pandemic, we began operating as a remote-first company with plans to continue as such indefinitely. We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings.

From time to time, we may be involved in legal proceedings, claims and government investigations in the ordinary course of business. We have received, and may in the future continue to receive, inquiries from regulators regarding our compliance with law and regulations, including those related to data protection and consumer rights, and due to the nature of our business and the rapidly evolving landscape of laws relating to data privacy, cybersecurity, consumer protection and data use, we expect to continue to be the subject of regulatory investigations and inquiries in the future. We have received, and may in the future continue to receive, claims from third parties relating to information or content that is published or made available on our platform, among other types of claims including those relating to, among other things, regulatory matters, commercial matters, intellectual property, competition, tax, employment, pricing, discrimination, and consumer rights. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of these claims. The results of any current or future regulatory inquiry or litigation cannot be predicted with certainty, and regardless of the outcome, such investigations and litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, the potential for enforcement orders or settlements to impose operational restrictions or obligations on our business practices and other factors.

The information set forth under Note Note 10, "Commitments and Contingencies" in the notes to the consolidated financial statements under the caption "Litigation" is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

None.

<p align="center">Part II</p>

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our CDIs began trading on the Australian Securities Exchange under the symbol "360" on May 10, 2019. On June 6, 2024, our common stock began trading on The Nasdaq Stock Market under the symbol "LIF."

Holders of Record

As of February 21, 2025, there were approximately 126 stockholders of record. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never paid or declared any cash dividends on our common stock or CDIs in the past, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Subject to such restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

Performance Graph

The following performance graph shows a comparison of the change in the cumulative total return for our common stock, the S&P 500 Index, and the ASX 200 Index. The graph assumes $100 was invested (with reinvestment of all dividends, as applicable) at the close of market on December 31, 2019. The value of our common stock prior to our June 2024 U.S. IPO is based on the closing price per share of our common stock on the ASX and the daily exchange rate as reported by Tullett Prebon for conversion of Australian dollars into U.S. dollars. The value of our common stock subsequent to our June 2024 U.S. IPO is based on the closing price per share of our common stock as reported by Nasdaq Stock Market LLC. All values and are presented in USD. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



Recent Sales of Unregistered Equity Securities

During the twelve months ended December 31, 2024, holders of the July 2021 Convertible Notes elected to convert their outstanding notes and accrued interest to shares of common stock based on a fixed conversion price of $11.96 per share. The holders of the July 2021 Convertible Notes also elected to exercise their outstanding warrants which were issued in connection with the July 2021 Convertible Notes at an exercise price of $11.96 per share. As a result of the conversion of the notes and the exercise of warrants, we issued 184,192 and 88,212 shares, respectively, of common stock to the holders. Refer to Note 8, "Convertible Notes" for further details.

During the twelve months ended December 31, 2024, holders of the September 2021 Convertible Notes elected to convert their outstanding notes and accrued interest to shares of common stock based on a fixed conversion price of $22.50 per share. As a result of the conversion of the notes, we issued 157,685 shares of common stock to the holders. Refer to Note 8, "Convertible Notes" for further details.

We relied on an exemption from registration provided by 4(a)(2) of the Securities Act of 1933, as amended, for the issuance of the shares described above as transactions by an issuer not involving a public offering.

Use of Proceeds

On June 6, 2024, we completed our U.S. IPO, in which we issued and sold 3,703,704 shares of common stock and certain selling securityholders sold 2,908,796 shares of common stock (including 862,500 shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares) at an offering price of $27.00 per share. We received net proceeds of $79.9 million after deducting underwriting discounts and commissions of $7.0 million and total other offering related expenses payable by us of approximately $13.1 million. Other offering related expenses included on the consolidated statement of operations and comprehensive loss of $6.8 million includes a $5.5 million payment to selling securityholders for certain of their expenses in connection with the offering, including all underwriting discounts and commissions applicable to the sale of shares of common stock by the selling securityholders, including to certain executive officers, members of the board of directors, non-executive employees, and other related parties. We did not receive any proceeds from the sale of shares by the selling securityholders. All shares sold were registered pursuant to an automatically effective registration statement on Form S-3 (File No. 333-279271) filed with the SEC on May 9, 2024 (the "Registration Statement").

There has been no material change in the expected use of the net proceeds from our U.S. IPO as described in our final prospectus supplement filed as part of the Registration Statement.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to those discussed in "Risk Factors" and "Forward-Looking Statements" in this Annual Report on Form 10-K.

A discussion of our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is presented below. A discussion of our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" within our Form 10-K filed with the SEC on February 29, 2024.

Overview

Life360 is a leading technology platform used to locate the people, pets and things that matter most to families. Life360 is creating a new category at the intersection of family, technology, and safety to help keep families connected and safe. Our core offering, the Life360 mobile application, includes features that range from communications to driving safety and location sharing. The Life360 mobile application operates under a "freemium" model where its core offering is available to members at no charge, with three membership subscription options that are available but not required. We also generate revenue through hardware subscription services and the sale of hardware tracking devices. By offering devices and integrated software to members, we have expanded our addressable market to provide members of all ages with a vertically integrated, cross-platform solution of scale.

For the years ended December 31, 2024 and 2023, we generated:

- Total revenues of $371.5 million and $304.5 million, respectively, representing year-over-year growth of 22%;
- Subscription revenues of $277.8 million and $220.8 million, respectively, representing year-over-year growth of 26%;
- Hardware revenues of $57.6 million and $58.2 million, respectively, representing year-over-year decline of 1%;
- Other revenues of $36.0 million and $25.5 million, respectively, representing year-over-year growth of 41%;
- Gross profit of $279.2 million and $222.6 million, respectively, representing year-over-year growth of 25%; and
- Net loss of $4.6 million and $28.2 million, respectively.

Key Factors Affecting Our Performance

As we focus on growing our customers and revenue, and achieving profitability while investing for the future and managing risk, expenses and capital, the following factors and others identified in the section of this Annual Report on Form 10-K titled "Item 1A. Risk Factors" have been important to our business and we expect them to impact our operations in future periods:

Ability to Retain Trusted Brand. We strongly believe in our vision to become the indispensable safety membership for families, with a suite of safety services that span every life stage of the family. Our business model and future success are dependent on the value and reputation of the Life360, Jiobit and Tile brands. Our brand is trusted by approximately 80 million members as of December 31, 2024, and because we know the value of trust is immeasurable, we will continue to work tirelessly to provide useful, reliable, trustworthy and innovative products and services.

Attract, Retain and Convert Members. Our business model is based on attracting new members to our platform, converting free members to subscribers, and retaining and expanding subscriptions over time. Our continued success depends in part on our ability to offer compelling new products and features to our members, and to continue providing a quality user experience to convert and retain paying subscribers. We will also seek to increase brand awareness and customer adoption of our platform through various programs and digital and broad-scale advertising.

Maintaining Efficient Member Acquisition. Our investment in developing effective services and devices creates an efficient member acquisition model which drives strong unit economics. Our member acquisition model is complemented by our word-of-mouth and freemium models. We accelerate our organic member acquisition with strategic and targeted paid marketing spend. We expect to continue to invest in product and marketing, while balancing growth with strong unit economics. As we continue to expand internationally, we may increase our targeted marketing investments.

Ability to Attract New and Repeat Purchasers of Our Hardware Tracking Devices. Attracting new and repeat purchasers depends on our ability to design and release compelling smart trackers and market them effectively. Additionally we face increasing competition from better funded global companies. We pioneered the finding category and we continue to invest in the development of hardware products assessing new and existing technologies with a priority on providing a great member finding experience.

Growth in Average Revenue Per Paying Circle. Our business model is dependent upon our ability to grow and maintain a large member base, including growing the number of Paying Circles. We have a sophisticated understanding of our members, and as a result, the services we provide are core to families and hard to switch. We continue to develop new monetization features leveraging our core technologies to offer additional services, expand into more stages of families and enter new verticals to increase adoption. Many factors will affect the ARPPC including the number of Paying Circles, mix of monetization offerings on our platform, as well as demographic shifts and geographic differences across these variables.

Expanding the Offerings on Our Platform. We are continually evaluating new product offerings that are aligned with our core competencies and the needs of families across the life stage continuum. For example, our acquisition of Tile gave our members the ability to seamlessly leverage Bluetooth wireless technology enabled smart trackers, which can equip nearly any item—such as wallets, keys or remotes—with location-based finding technology. Likewise, our acquisition of Jiobit enabled subscribers to track family members and pets wearing Jiobit devices via GPS-enabled trackers on the Jiobit app. We will continue to invest in and launch products where we see opportunities to grow our platform.

Attracting and Retaining Talent. We compete for talent in the technology industry. Our business relies on the ability to attract and retain talent, including engineers, data scientists, designers and software developers. As of December 31, 2024, we had approximately 455 full-time employees and approximately 114 contractors. Our core values are aimed at simplifying safety for families and we believe there are people who want to work at a values-driven company like Life360. We believe that our ability to recruit talent is aided by our reputation.

Seasonality. We experience seasonality in our member growth, engagement, Paying Circles growth and monetization on our platform. Life360 has historically experienced member and subscription growth in the United States in the third quarter of each calendar year, driven by the back to school period for many of our members. Hardware sales have historically experienced comparatively higher seasonal growth in the fourth quarter of each calendar year, which includes the important selling periods in November (Black Friday and Cyber Monday) and December (Christmas and Hanukkah) in large part due to seasonal holiday demand. As the majority of revenue is generated within the United States, our seasonality primarily relates to U.S. events. Accordingly, an unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue, result in surplus inventory and could have a disproportionate effect on our operating results for the entire fiscal year. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

International Expansion. We believe our global opportunity is significant, and to address this opportunity, we intend to continue to invest in sales and marketing efforts and infrastructure and personnel to support our international expansion. Our growth will depend in part on the adoption and sales of our products and services in international markets.

Key Components of Our Results of Operations

The following discussion describes certain line items in our Consolidated Statements of Operations and Comprehensive Loss.

The Company currently operates as one reportable and operating segment because its chief operating decision maker ("CODM"), which is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated unit level.

Revenue

The Company generates revenue from direct and indirect streams. Direct revenue includes subscription and hardware revenue, while indirect revenue consists of all other revenue sources, such as data and partnership, which includes advertising.

Subscription Revenue

We generate revenue primarily from sales of subscriptions on our platform, including Life360, Jiobit and Tile. Revenue is recognized ratably over the related contractual term generally beginning on the date that our platform is made available to a customer. Our subscription agreements typically have monthly or annual contractual terms. Our agreements are generally non-cancellable during the contract term. We typically bill in advance for monthly and annual contracts. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized.

Hardware Revenue

We generate our hardware revenue from the sale of the Jiobit and Tile hardware tracking devices and related accessories. For hardware and accessories, revenue is recognized at the time products are delivered. We sell hardware tracking devices and accessories through a number of channels including our websites, brick and mortar retail and online retail.

Other Revenue

Other revenue consists of data and partnership revenue, which includes advertising revenue. We generate data revenue primarily through an arrangement with a key data partner that provides location-based analytics to customers in the retail and real estate sectors, municipalities, and other private and public organizations. The agreement permits commercialization of certain aggregated and de-identified data and provides for fixed and variable monthly revenue amounts. We generate partnership revenue through agreements with third parties which grant them access to anonymized data insights or advertising on the Company's mobile platform.

Cost of Revenue and Gross Margin

Cost of Subscription Revenue

Cost of subscription revenue primarily consists of expenses related to hosting our services and providing support to our free and paying subscribers. These expenses include personnel-related costs associated with our cloud-based infrastructure and our customer support organization, third-party hosting fees, software, and maintenance costs, outside services associated with the delivery of our subscription services, amortization of acquired intangibles and allocated overhead, such as facilities, including rent, utilities, depreciation on equipment shared by all departments, credit card and transaction processing fees, and shared information technology costs. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support member growth and increased use of our platform. We expect that cost of revenue will increase in absolute dollars in future periods.

Cost of Hardware Revenue

Cost of hardware revenue consists of product costs, including hardware production, contract manufacturers for production, shipping and handling, packaging, fulfillment, personnel-related expenses, manufacturing and equipment depreciation, warehousing, tariff costs, customer support costs, credit card and transaction processing fees, warranty replacement, and write-downs of excess and obsolete inventory. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Cost of Other Revenue

Cost of other revenue includes cloud-based hosting costs, as well as costs of product operations functions and personnel-related costs associated with our data and advertising platforms. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Gross Profit and Gross Profit Margin

Our gross profit has been, and may in the future be, influenced by several factors, including timing of capital expenditures and related depreciation expense, increases in infrastructure costs, component costs, contract manufacturing and supplier pricing, and foreign currency exchange rates. Gross profit and gross profit margin may fluctuate over time based on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, selling and marketing, and general and administrative expenses.

Research and Development

Our research and development expenses consist primarily of personnel-related costs for our engineering, product, and design teams, material costs of building and developing prototypes for new products, mobile app development and allocated overhead. We believe that continued investment in our platform is important for our growth. We intend to continue to invest in research and development to bring new customer experiences and devices to market and expand our platform capabilities.

Sales and Marketing

Our sales and marketing expenses consist primarily of commissions to the Company's third-party platforms (each a "Channel Partner"), personnel-related costs, brand marketing costs, lead generation costs, sales incentives, sponsorships and amortization of acquired intangibles, and bad debt expense. Commission payments to Channel Partners in connection with annual subscription sales of the Company's mobile application on third-party store platforms are considered to be incremental and recoverable costs of obtaining a contract with a customer and are deferred and typically amortized over an estimated period of benefit of two to three years depending on the subscription type.

We plan to continue to invest in sales and marketing to grow our member base and increase our brand awareness, including marketing efforts to continue to drive our business model. We expect that sales and marketing expenses will increase in absolute dollars in future periods and will fluctuate as a percentage of revenue. The trend and timing of sales and marketing expenses will depend in part on the timing of marketing campaigns.

General and Administrative

Our general and administrative expenses consist primarily of employee-related costs for our legal, finance, human resources, and other administrative teams, as well as certain executive officers. In addition, general and administrative expenses include allocated overhead, outside legal, accounting and other professional fees, change in fair value of contingent consideration for business combinations, and non-income-based taxes. We expect our general and administrative expenses will increase in absolute dollars as our business grows.

Other Income (Expense)

Convertible Notes Fair Value Adjustment

The Company issued convertible notes to investors in July 2021 (the "July 2021 Convertible Notes"), and as part of the purchase consideration related to the acquisition of Jiobit in September 2021 (the "September 2021 Convertible Notes" and together with the July 2021 Convertible Notes, the "Convertible Notes"). The September 2021 Convertible Notes were recorded at fair value and revalued at each reporting period prior to their conversion to common stock in April 2024.

Derivative Liability Fair Value Adjustment

Derivative liability fair value adjustment relates to the change in the fair value of the embedded conversion and redemption features associated with the July 2021 Convertible Notes prior to their conversion to common stock in June 2024.

Gain on Change in Fair Value of Investment

Gain on change in fair value of investment relates to the revaluation of a warrant held to purchase shares of preferred stock of a data revenue partner in connection with an observable price change.

Gain on Settlement of Derivative Liability

Gain on settlement of the derivative liability relates to the conversion by the holders of the July 2021 Convertible Notes, which settled the embedded share-settled redemption features bifurcated from the Company's July 2021 Convertible Notes.

Loss on Settlement of Convertible Notes

Loss on settlement of convertible notes relates to the conversion of the July 2021 Convertible Notes into common stock, which resulted in a loss recognized upon settlement.

Other Income (Expense), net

Other income (expense), net consists of interest income earned on our cash and cash equivalents balances, foreign currency exchange (losses)/gains related to the remeasurement of certain assets and liabilities of our foreign subsidiaries that are denominated in currencies other than the functional currency of the subsidiary and foreign exchange transactions gains/(losses) and interest expense primarily related to the Convertible Notes, and our U.S. IPO transaction costs.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists of U.S. federal and state income taxes and foreign income taxes in jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following tables set forth our consolidated statement of operations and comprehensive loss for the years ended December 31, 2024, 2023, and 2022 (in thousands, except percentages). We have derived this data from our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Year Ended December 31,		
	2024	2023	2022
Subscription revenue	$ 277,845	$ 220,794	$ 153,287
Hardware revenue (including related party revenue of $55, $0, and $0, respectively)	57,589	58,178	47,884
Other revenue	36,050	25,546	27,134
Total revenue	371,484	304,518	228,305
Cost of subscription revenue	41,014	30,975	30,659
Cost of hardware revenue	47,225	47,384	45,441
Cost of other revenue	4,088	3,522	3,607
Total cost of revenue[(1)]	92,327	81,881	79,707
Gross profit	279,157	222,637	148,598
Operating expenses[(1)]:			
Research and development	113,071	100,965	102,480
Sales and marketing	113,350	99,072	92,419
General and administrative	60,712	52,583	48,110
Total operating expenses	287,133	252,620	243,009
Loss from operations	(7,976)	(29,983)	(94,411)
Other income (expense):			
Convertible notes fair value adjustment	(608)	(684)	1,786
Derivative liability fair value adjustment	(1,707)	(116)	1,295
Loss on settlement of convertible notes	(440)	—	—
Gain on settlement of derivative liability	1,924	—	—
Gain on change in fair value of investment	5,389	—	—
Other income (expense), net	(1,208)	3,228	13
Total other income (expense), net	3,350	2,428	3,094
Loss before income taxes	(4,626)	(27,555)	(91,317)
Provision for (benefit from) income taxes	(71)	616	312
Net loss	(4,555)	(28,171)	(91,629)
Change in foreign currency translation adjustment	35	15	(6)
Total comprehensive loss	$ (4,520)	$ (28,156)	$ (91,635)

(1) Includes stock-based compensation expense as follows:

	Year Ended December 31,		% Change
	2024	2023	
Cost of revenue			
Subscription costs	$ 730	$ 651	12 %
Hardware costs	798	1,096	(27)%
Other costs	4	43	(91)%
Total cost of revenue	1,532	1,790	
Research and development	25,457	22,015	16 %
Sales and marketing	3,344	3,059	9 %
General and administrative	11,936	11,648	2 %
Total stock-based compensation expense, net of amounts capitalized	$ 42,269	$ 38,512	10 %

The following table sets forth our results of operations as a percentage of revenue:

	Year Ended December 31,		
	2024	2023	2022
Subscription revenue	75 %	73 %	67 %
Hardware revenue	16 %	19 %	21 %
Other revenue	10 %	8 %	12 %
Total revenue	100 %	100 %	100 %
Cost of subscription revenue	11 %	10 %	13 %
Cost of hardware revenue	13 %	16 %	20 %
Cost of other revenue	1 %	1 %	2 %
Total cost of revenue	25 %	27 %	35 %
Gross profit	75 %	73 %	65 %
Operating expenses:			
Research and development	30 %	33 %	45 %
Sales and marketing	31 %	33 %	40 %
General and administrative	16 %	17 %	21 %
Total operating expenses	77 %	83 %	106 %
Loss from operations	(2)%	(10)%	(41)%
Other income (expense):			
Convertible notes fair value adjustment	— %	— %	1 %
Derivative liability fair value adjustment	— %	— %	1 %
Loss on settlement of convertible notes	— %	— %	— %
Gain on settlement of derivative liability	1 %	— %	— %
Gain on change in fair value of investment	1 %	— %	— %
Other income (expense), net	— %	1 %	— %
Total other income (expense), net	1 %	1 %	1 %
Loss before income taxes	(1)%	(9)%	(40)%
Provision for (benefit from) income taxes	— %	— %	— %
Net loss	(1)%	(9)%	(40)%
Change in foreign currency translation adjustment	— %	— %	— %
Total comprehensive loss	(1)%	(9)%	(40)%

Comparison of the years ended December 31, 2024 and 2023:

    Revenue

	Year Ended December 31,				Change	
	2024		**2023**		**$**	**%**
Subscription revenue	$	277,845	$	220,794	$ 57,051	26 %
Hardware revenue		57,589		58,178	(589)	(1)%
Other revenue		36,050		25,546	10,504	41 %
Total revenue	$	371,484	$	304,518	$ 66,966	22 %

Subscription revenue increased $57.1 million, or 26%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to a 19% growth in total subscriptions and a 25% growth in Paying Circles. Additionally, subscription revenue in the current period benefited from the impact of price increases for existing U.S. Android Life360 subscriptions, which were fully implemented during the three months ended June 30, 2023.

Hardware revenue decreased $0.6 million, or 1%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to a $4.6 million decrease in retail sales driven by a delay in a new product launch, which led to lower sales volume. This decline was partially offset by a $4.0 million decrease in discounts and returns.

Other revenue increased $10.5 million, or 41%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023, due to a $5.5 million increase in partnership revenue, which includes advertising revenue, and a $5.0 million increase in data revenue, which was primarily attributable to the Amended and Restated Data Services and License Agreement with Placer.ai we entered into in July 2024 (the "A&R Placer Agreement").

    Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,				Change	
	2024		**2023**		**$**	**%**
Subscription costs	$	41,014	$	30,975	$ 10,039	32 %
Hardware costs		47,225		47,384	(159)	0 %
Other costs		4,088		3,522	566	16 %
Total cost of revenue		92,327		81,881	10,446	
Gross profit	$	279,157	$	222,637	$ 56,520	
Gross margin:						
Subscription		85 %		86 %		
Hardware		18 %		19 %		
Other		89 %		86 %		

Cost of subscription revenue increased $10.0 million, or 32%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily related to increases of $4.0 million in technology expenses, $1.9 million in costs related to premium membership offerings, and $1.8 million benefit related to the discontinuation of certain battery related membership benefits recognized in 2023. The Company also saw increases of $1.8 million in personnel-related and stock-based compensation costs and $0.5 million in other cost of subscription revenue expenses, attributable to Company growth.

Subscription gross margin decreased to 85% during the year ended December 31, 2024 from 86% during the year ended December 31, 2023, primarily due to the discontinuation of certain battery-related membership benefits that positively impacted 2023.

Cost of hardware revenue decreased by $0.2 million, remaining relatively flat during the year ended December 31, 2024 as compared to the year ended December 31, 2023, primarily due to a decrease of $1.2 million in hardware product costs related to the reduced number of units sold and $0.7 million in costs related to the discontinuation of certain battery related membership benefits which took place in 2023. These decreases were partially offset by an increase of $1.1 million in hardware freight costs related to a shift in channel mix and $0.6 million in other fixed costs attributable to Company growth.

Hardware gross margin decreased to 18% during the year ended December 31, 2024 from 19% during the year ended December 31, 2023, primarily due to an increase in freight costs associated with the shift in channel mix, a decrease in units sold, and an increase in fixed hardware costs in line with Company growth.

Cost of other revenue increased by $0.6 million, or 16%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023, due to an increase of $0.3 million in technology related expenses to support the existing customer base and $0.3 million in other costs associated with the growth in partnership revenue, which includes advertising revenue.

Other gross margin increased to 89% during the year ended December 31, 2024 from 86% during the year ended December 31, 2023, primarily due to revenue outpacing the increase in costs.

Research and Development

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Research and development	$ 113,071	$ 100,965	$ 12,106	12 %

Research and development expenses increased $12.1 million, or 12%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023. This was primarily due to increases of $11.5 million in personnel-related and stock-based compensation costs, $4.1 million in technology and other expenses, $2.3 million in contractor spend, and $0.3 million in professional and outside services, attributable to Company growth. The increases were partially offset by a $4.3 million increase in capitalized costs related to internal use software, a $0.9 million increase related to a raw material inventory write-off which negatively impacted the year ended December 31, 2023, and a $0.9 million increase in capitalized construction in progress costs.

Sales and Marketing

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Sales and marketing	$ 113,350	$ 99,072	$ 14,278	14 %

Sales and marketing expenses increased $14.3 million, or 14%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023. This was primarily due to increases of $10.2 million in commissions to Channel Partners, which was inline with the 19% growth in subscriptions, $6.6 million in other marketing spend, $1.6 million in personnel-related and stock-based compensation costs, $0.7 million in technology and other expenses, and $0.4 million in professional and outside services, attributable to Company growth. The increases were partially offset by a $4.2 million decrease in paid user acquisition costs due to planned shifts in the allocation of spend to other marketing and a $1.0 million decrease in contractor spend.

General and Administrative

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
General and administrative	$ 60,712	$ 52,583	$ 8,129	15 %

General and administrative expense increased $8.1 million, or 15%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023. This was primarily due to increases of $3.6 million in personnel-related and stock-based compensation costs and $1.0 million in technology expenses, attributable to Company growth. In addition, the Company saw a $3.5 million increase in professional and outside service costs driven by public company compliance costs in connection with the U.S. IPO, ongoing public company compliance costs, and corporate and strategic matters.

Convertible Notes Fair Value Adjustment

For the years ended December 31, 2024 and 2023, the Company recorded losses associated with the convertible notes fair value adjustment of $0.6 million and $0.7 million, respectively. The changes in fair value were primarily driven by the share price volatility and reduction in time to convert.

Derivative Liability Fair Value Adjustment

For the years ended December 31, 2024 and 2023, the Company recorded losses associated with the derivative liability fair value adjustment of $1.7 million and $0.1 million, respectively. The changes were due to the revaluation of the derivative liability at each reporting period and are related to embedded redemption features bifurcated from the July 2021 Convertible Notes issued to investors.

Loss on Settlement of Convertible Notes

In April and June 2024, the September 2021 Convertible Notes and the July 2021 Convertible Notes, respectively, were converted to common stock. A loss of $0.4 million associated with the settlement of the Convertible Notes was recorded for the year ended December 31, 2024. There were no such transactions during the year ended December 31, 2023.

Gain on Settlement of Derivative Liability

In June 2024, the holders of the July 2021 Convertible Notes converted their notes and accrued interest to common stock and the derivative liability was settled as a result of the conversion. A gain of $1.9 million associated with the settlement of the derivative liability was recorded for the year ended December 31, 2024. There were no such transactions during the year ended December 31, 2023.

Gain on Change in Fair Value of Investments

In July 2024, an observable price change related to our investment in a warrant held to purchase shares of preferred stock of a data revenue partner took place. The observable price change resulted in a fair value adjustment and gain of $5.4 million recorded for the year ended December 31, 2024. No such gains were recorded for the year ended December 31, 2023.

Other Income (Expense), Net

Other income (expense), net includes transaction costs, interest income, dividend income, foreign exchange losses, and interest expense associated with the July 2021 Convertible Notes. Other income (expense), net decreased $4.4 million, or 137%, during the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease was primarily driven by a $5.6 million increase in transaction costs incurred in connection with our U.S. IPO and $2.1 million increase due to unfavorable changes in the impact of currency revaluation. The increase in expenses were partially offset by a $3.0 million increase in dividend and interest income resulting from higher average gross yields primarily due to an increased cash and cash equivalents balance.

Provision for (Benefit from) Income Taxes

An income tax benefit of $0.1 million and an income tax provision of $0.6 million was recorded for the years ended December 31, 2024 and 2023, respectively. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Key Performance Indicators

We review several operating metrics, including the following key performance indicators, to evaluate our business, measure our performance, identify trends affecting our business, develop financial forecasts and make strategic decisions. We believe these key performance indicators are useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and they may be used by investors to help analyze the health of our business. Key operating metrics are presented in millions, except ARPPC, Average Revenue per Paying Subscription ("ARPPS") and Average Sales Price ("ASP"), however percentage changes are calculated based on actual results. As a result, percentage changes may not recalculate based on figures presented due to rounding. Please refer to "Results of Operations" for additional metrics management reviews in conjunction with the consolidated financial statements.

Key Operating Metrics

	As of and for the year ended December 31,		% Change
	2024	**2023**	
	(in millions, except ARPPC, ARPPS and ASP)		
AMR	$ 367.6	$ 274.1	34 %
MAUs	79.6	61.4	30 %
Paying Circles	2.3	1.8	25 %
ARPPC[1]	$ 128.00	$ 121.09	6 %
Subscriptions	2.9	2.4	19 %
ARPPS[1]	$ 106.16	$ 99.53	7 %
Net hardware units shipped	3.9	4.0	(4)%
ASP[2]	$ 13.72	$ 13.48	2 %

1. Excludes revenue related to bundled Life360 subscription and hardware offerings of $(4.6) million for the year ended December 31, 2024, and $(3.1) million for the year ended December 31, 2023.
2. Excludes revenue related to bundled Life360 subscription and hardware offerings of $4.3 million for the year ended December 31, 2024, and $3.7 million for the year ended December 31, 2023.

Annualized Monthly Revenue

We use Annualized Monthly Revenue ("AMR") to identify the annualized monthly value of active customer agreements at the end of a reporting period. AMR includes the annualized monthly value of subscription, data and partnership agreements. All components of these agreements that are not expected to recur are excluded. This does not represent revenue under GAAP on an annualized basis, as the operating metric can be impacted by start and end dates and renewal rates. AMR as of December 31, 2024, and 2023 was $367.6 million and $274.1 million, respectively, representing an increase of 34% year-over-year.

Monthly Active Users

We have a large and growing global member base as of December 31, 2024. A Life360 monthly active user ("MAU") is defined as a unique member who engages with our Life360 branded services each month, which includes both paying and non-paying members, and excludes certain members who have a delayed account setup. As of December 31, 2024 and 2023, we had approximately 79.6 million and 61.4 million MAUs on the Life360 Platform, respectively, representing an increase of 30% year-over-year. We believe this has been driven by continued strong new member growth and retention.

Paying Circles

We define a Paying Circle as a group of Life360 members with a paying subscription who have been billed as of the end of period. Each subscription covers all members in the payor's Circle so everyone in the Circle can utilize the benefits of a Life360 Membership, including access to premium location, driving, digital and emergency safety insights and services.

As of December 31, 2024 and 2023, we had approximately 2.3 million and 1.8 million paid subscribers to services under our Life360 brand, respectively, representing an increase of 25% year-over-year. We grow the number of Paying Circles by increasing our free member base, converting free members to subscribers, and retaining them over time with the provision of high-quality family and safety services.

Average Revenue per Paying Circle

We define Average Revenue per Paying Circle ("ARPPC") as annualized subscription revenue recognized and derived from the Life360 mobile application, excluding revenue related to bundled Life360 subscription and hardware offerings, for the reported period, divided by the Average Paying Circles during the same period. Average Paying Circles are calculated by adding the number of Paying Circles as of the beginning of the period to the number of Paying Circles as of the end of the period, and then dividing by two.

For the years ended December 31, 2024 and 2023, our ARPPC was $128.00 and $121.09, respectively, representing a 6% increase year-over-year.

ARPPC is a key indicator utilized by Life360 to determine our effectiveness at monetizing Paying Circles through tiered product offerings. U.S. ARPPC has benefited from price increases for existing U.S. Android Life360 subscriptions that took effect during the three months ended June 30, 2023 as well as a shift in product mix towards higher priced products. International ARPPC has benefited from price increases for existing subscribers in August 2024 followed by the launch of dual tier memberships in September 2024 across all non-triple tier countries. In addition, price increases for existing subscribers began in January 2024 in the United Kingdom ("UK") and March 2024 in ANZ, while the triple tier memberships launched in October 2023 and April 2024, respectively. The positive impacts seen from the price increases were partially offset by an increase in international subscribers, which overall, have lower priced subscriptions.

Subscriptions

We define Subscriptions as the number of paying subscribers associated with the Life360, Tile and Jiobit brands who have been billed as of the end of the period.

As of December 31, 2024 and 2023, we had approximately 2.9 million and 2.4 million paid subscribers to services under Life360, Tile, and Jiobit brands, respectively, representing an increase of 19% year-over-year.

We grow the number of Subscriptions by selling hardware units and increasing our free member base, converting free members to subscribers, and retaining them over time with the provision of location tracking and high-quality family and safety services.

Average Revenue per Paying Subscription

We define ARPPS as annualized total subscription revenue recognized and derived from Life360, Tile and Jiobit subscriptions, excluding revenue related to bundled Life360 subscription and hardware offerings, for the reported period divided by the average number of paying subscribers during the same period. The average number of paying subscribers is calculated by adding the number of paying subscribers as of the beginning of the period to the number of paying subscribers as of the end of the period, and then dividing by two. Paying subscribers represent subscribers who have been billed as of the end of the period.

ARPPS for the years ended December 31, 2024 and 2023 was $106.16 and $99.53, respectively, representing an increase of 7% year-over-year.

ARPPS has increased year over year as a result of the growth in subscriptions following price increases for existing U.S. Android Life360 subscriptions that took effect during the three months ended June 30, 2023 and a shift in product mix towards higher priced products in the U.S. Price increases in non-triple tier countries for existing subscribers were implemented in August 2024 and dual tier memberships launched in September 2024. In addition, price increases for existing subscribers began in January 2024 in the UK and March 2024 in ANZ, while the triple tier memberships launched in October 2023 and April 2024, respectively. The positive impacts seen from the price increases were partially offset by an increase in international subscribers, which overall, have subscriptions priced at lower prices.

Net Hardware Units Shipped

Net hardware units shipped represents the number of tracking devices sold during a period, excluding certain hardware units related to bundled Life360 subscription and hardware offerings, net of returns by our retail partners and directly to consumers. Selling units contributes to hardware revenue and ultimately increases the number of users eligible for a Tile or Jiobit subscription.

For the years ended December 31, 2024 and 2023, Life360 sold approximately 3.9 million and 4.0 million, respectively, representing a 4% decrease year-over-year. The decrease was primarily driven by a delay in our new product launch which took place during the third quarter of 2024.

Net Average Sales Price

To determine the net ASP of a unit, we divide hardware revenue recognized, excluding revenue related to bundled Life360 subscription and hardware offerings, for the reported period by the number of net hardware units shipped during the same period. ASP is largely driven by the price we charge customers, including the price we charge our retail partners, net of customer allowances, and directly to consumers.

For the years ended December 31, 2024 and 2023, the net ASP of a unit was $13.72 and $13.48, respectively, representing a 2% increase year-over-year. The increase was primarily driven by fewer returns and discounts offered.

Liquidity and Capital Resources

On June 6, 2024, we completed our U.S. IPO, selling a total of 3,703,704 shares of common stock and raising net proceeds of $93.0 million after deducting underwriting discounts and commissions. An additional $5.5 million of expenses were paid on behalf of selling securityholders.

As of December 31, 2024, we had cash and cash equivalents of $159.2 million and restricted cash of $1.2 million. As of December 31, 2023, we had cash and cash equivalents of $69.0 million and restricted cash of $1.7 million.

We believe our existing cash and cash equivalents and cash provided by sales of our subscriptions and hardware devices will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. We may from time to time seek to raise additional capital based on a variety of factors, including our capital requirements and the relative favorability of conditions in the capital markets. If we are unable to raise additional capital on terms acceptable to us or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, financial condition and results of operations.

Our cash flow activities were as follows for the periods presented (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by (used in) operating activities	$ 32,612	$ 7,524	$ (57,055)
Net cash used in investing activities	(10,132)	(2,221)	(111,634)
Net cash provided by (used in) financing activities	67,266	(24,955)	27,709
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	$ 89,746	$ (19,652)	$ (140,980)

Operating Activities

Our largest source of operating cash is cash collection from our paying members for subscriptions to our platform and hardware device sales. Our primary uses of cash from operating activities are for employee-related expenditures, costs to acquire inventory, infrastructure-related costs, commissions paid to Channel Partners and other marketing expenses.

A number of our members pay in advance for annual subscriptions, while a majority pay in advance for monthly subscriptions. Deferred revenue consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2024 and 2023, we had deferred revenue of $45.2 million and $35.8 million, respectively, of which $39.9 million and $33.9 million is expected to be recorded as revenue in the next 12 months, respectively, provided all other revenue recognition criteria have been met.

For the year ended December 31, 2024, net cash provided by operating activities was $32.6 million. The primary factors affecting our operating cash flows during this period were our net loss of $4.6 million, impacted by $48.4 million of non-cash adjustments, and $11.2 million of cash used by changes in our operating assets and liabilities. The non-cash adjustments primarily consisted of $42.3 million of stock-based compensation expense, $9.8 million of depreciation and amortization, and $5.4 million of gain on change in fair value of investment. The cash used by changes in our operating assets and liabilities was primarily due to an increase in accounts receivable, net, an increase in costs capitalized to obtain contracts with customers, and an increase in inventory. These amounts were partially offset by an increase in deferred revenue, and an increase in accrued expenses and other liabilities.

For the year ended December 31, 2023, net cash provided by operating activities was $7.5 million. The primary factors affecting our operating cash flows during this period were our net loss of $28.2 million, impacted by $49.1 million of non-cash charges, and $13.4 million of cash used by changes in our operating assets and liabilities. The non-cash charges primarily consisted of $38.5 million in stock-based compensation and $9.1 million of depreciation and amortization. The cash used by changes in our operating assets and liabilities was primarily due to an increase of $9.1 million in accounts receivable, net, a decrease of $7.9 million in accounts payable, and an increase of $6.7 million in prepaid expenses and other assets. These amounts were partially offset by a decrease of $5.8 million in inventory, an increase of $4.6 million in deferred revenue, and an increase of $2.2 million in accrued expenses and other liabilities.

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $10.1 million, which primarily related to the Related Party SAFE of $5.0 million, the capitalization of internal use software costs of $3.9 million in accordance with ASC 350-40, Intangibles - Goodwill and Other, Internal-Use Software, and purchases of property and equipment of $1.2 million.

For the year ended December 31, 2023, net cash used in investing activities was $2.2 million, which related to $1.7 million of capitalization of internal use software costs in accordance with ASC 350-40, Intangibles - Goodwill and Other, Internal-Use Software and $0.5 million of purchases of property and equipment.

Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $67.3 million, which primarily related to net proceeds of $93.0 million after deducting underwriting discounts and commissions from our U.S. IPO, and $14.6 million of proceeds from the exercise of options and warrants and restricted stock settlements, offset by $34.0 million of taxes paid for the net settlement of equity awards, and $6.3 million in payments related to the U.S. IPO.

For the year ended December 31, 2023, net cash used in financing activities was $25.0 million, which primarily related to $13.1 million of released funds placed in an indemnity escrow fund for general representations and warranties related to the Tile acquisition, $14.0 million of taxes paid related to net settlement of equity awards, and $3.9 million of repayment of notes due to affiliates, offset by $5.8 million of proceeds from the exercise of options.

Obligations and Other Commitments

Our principal commitments consist of operating leases for office space, and other purchase commitments. Information regarding our non-cancellable lease and other purchase commitments as of December 31, 2024, can be found in Note 7, "Balance Sheet Components" and Note 10, "Commitments and Contingencies" to our consolidated financial statements.

Critical Accounting Policies and Significant Management Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that of our significant accounting policies, which are described in Note 2, "Summary of Significant Accounting Policies" to our consolidated financial statements, the following accounting policies and specific estimates involve a greater degree of judgement and complexity.

Revenue Recognition

We derive revenue from subscription fees, the sale of hardware tracking devices and accessories, and other revenue. We sell subscriptions to our platform through arrangements that are generally monthly to annual in length. Our arrangements are generally non-cancellable and non-refundable. Our subscription arrangements do not provide customers with the right to take possession of the software supporting the platform and, as a result, are accounted for as service arrangements.

While most of our sales arrangements contain standard terms and conditions, certain arrangements contain non-standard terms and conditions and include promises to transfer multiple goods or services. As a result, significant interpretation and judgment are sometimes required to determine the appropriate accounting for these transactions, including: (1) whether related performance obligations are considered distinct and should be accounted for separately versus together, (2) how the price should be allocated among separate performance obligations, and when to recognize revenue for each performance obligation; (3) developing an estimate of the stand-alone selling price ("SSP"), of each distinct performance obligation; and (4) estimating and accounting for variable consideration, which may include sales incentives and investment.

Some of our contracts with customers contain multiple performance obligations, primarily hardware and subscription services for hardware tracking devices. For arrangements with multiple performance obligations where the contracted price differs from the SSP for any distinct good or service, we may be required to allocate the transaction price to each performance obligation using our best estimates for the SSP. Our process for determining the SSP considers multiple factors including consumer behaviors, our internal pricing model, and cost-plus margin, and may vary depending upon the facts and circumstances related to each performance obligation. For business-to-business hardware sales, we will estimate the expected consideration amount after credits and discounts.

We provide our customers with incentives through various programs including promotional agreements and marketing development agreements. Sales incentives are considered variable consideration, which we estimate and record as a reduction to revenue. Incentives are influenced by historical experience, projected sales data and contractual terms.

Any change in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies" to our consolidated financial statements included in Item 8 of Part II hereof for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2024 and December 31, 2023, we had $159.2 million and $69.0 million, respectively, of cash and cash equivalents invested in money market funds. Our cash and cash equivalents are held for working capital purposes. As of December 31, 2024 and December 31, 2023, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency and functional currency is the U.S. dollar. The majority of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which is primarily in the United States. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any active hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. We do not believe that a hypothetical 1,000 basis-point increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Life360, Inc.
San Mateo, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows of Life360, Inc. (the "Company") for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company's results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.
We served as the Company's auditor from 2018 to 2023.
San Francisco, California
March 23, 2023

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Life360, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Life360, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Subscription revenue — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company derives a significant amount of its revenue from subscription sales. Subscriptions are considered single combined performance obligations and the subscription fees are fixed and recognized on a straight-line basis over the non-cancellable contractual term of the agreement. During the year ended December 31, 2024, the Company recognized subscription revenue of $277.8 million.

We identified subscription revenue as a critical audit matter given the significant volume of transactions. This required an increased extent of audit effort in performing procedures and evaluating audit evidence relating to the accuracy and occurrence of subscription revenue.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's subscription revenue included the following, among others:

- We tested the effectiveness of controls relating to the subscription revenue recognition process, including controls over the accuracy and occurrence of subscription revenue recognized.

- We tested the internal listing of subscriptions sold used by the Company to calculate subscription revenue by comparing the subscriptions sold to third-party information and cash receipts.

- We recalculated the amount of subscription revenue recorded using the internal listing of subscriptions sold.

/s/ Deloitte & Touche LLP

San Francisco, California
February 27, 2025

We have served as the Company's auditor since 2023.

Life360, Inc.
Consolidated Balance Sheets
(Dollars in U.S. $, in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets		
Current Assets:		
Cash and cash equivalents	$ 159,238	$ 68,964
Accounts receivable, net (including related party receivables of $55 and $0, respectively)	57,997	42,180
Inventory	8,057	4,099
Costs capitalized to obtain contracts, net	1,098	1,010
Prepaid expenses and other current assets	14,599	15,174
Total current assets	240,989	131,427
Restricted cash, noncurrent	1,221	1,749
Property and equipment, net	1,779	730
Costs capitalized to obtain contracts, noncurrent	1,049	834
Prepaid expenses and other assets, noncurrent	21,611	6,848
Operating lease right-of-use asset	683	1,014
Intangible assets, net	40,574	45,441
Goodwill	133,674	133,674
Total Assets	$ 441,580	$ 321,717
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 5,463	$ 5,896
Accrued expenses and other current liabilities	32,015	27,538
Convertible notes, current	—	3,449
Deferred revenue, current	39,860	33,932
Total current liabilities	77,338	70,815
Convertible notes, noncurrent	—	1,056
Derivative liability, noncurrent	—	217
Deferred revenue, noncurrent	5,338	1,842
Other liabilities, noncurrent	359	723
Total Liabilities	$ 83,035	$ 74,653
Commitments and Contingencies (Note 10)		
Stockholders' Equity		
Common Stock, $0.001 par value; 500,000,000 and 100,000,000 shares authorized as of December 31, 2024 and December 31, 2023, respectively; 75,404,996 and 68,155,830 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	75	70
Additional paid-in capital	648,124	532,128
Accumulated deficit	(289,698)	(285,143)
Accumulated other comprehensive income	44	9
Total stockholders' equity	358,545	247,064
Total Liabilities and Stockholders' Equity	$ 441,580	$ 321,717

See accompanying notes to the consolidated financial statements.

Life360, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Dollars in U.S. $, in thousands, except share and per share data)

	Year Ended December 31,		
	2024	2023	2022
Subscription revenue	$ 277,845	$ 220,794	$ 153,287
Hardware revenue (including related party revenue of $55, $0, and $0, respectively)	57,589	58,178	47,884
Other revenue	36,050	25,546	27,134
Total revenue	371,484	304,518	228,305
Cost of subscription revenue	41,014	30,975	30,659
Cost of hardware revenue	47,225	47,384	45,441
Cost of other revenue	4,088	3,522	3,607
Total cost of revenue	92,327	81,881	79,707
Gross profit	279,157	222,637	148,598
Operating expenses:			
Research and development	113,071	100,965	102,480
Sales and marketing	113,350	99,072	92,419
General and administrative	60,712	52,583	48,110
Total operating expenses	287,133	252,620	243,009
Loss from operations	(7,976)	(29,983)	(94,411)
Other income (expense):			
Convertible notes fair value adjustment	(608)	(684)	1,786
Derivative liability fair value adjustment	(1,707)	(116)	1,295
Loss on settlement of convertible notes	(440)	—	—
Gain on settlement of derivative liability	1,924	—	—
Gain on change in fair value of investment	5,389	—	—
Other income (expense), net	(1,208)	3,228	13
Total other income (expense), net	3,350	2,428	3,094
Loss before income taxes	(4,626)	(27,555)	(91,317)
Provision for (benefit from) income taxes	(71)	616	312
Net loss	(4,555)	(28,171)	(91,629)
Net loss per share, basic (Note 17)	$ (0.06)	$ (0.42)	$ (1.47)
Net loss per share, diluted (Note 17)	$ (0.06)	$ (0.42)	$ (1.50)
Weighted-average shares used in computing net loss per share, basic (Note 17)	72,125,571	66,748,542	62,209,545
Weighted-average shares used in computing net loss per share, diluted (Note 17)	72,125,571	66,748,542	62,839,593
Comprehensive loss			
Net loss	$ (4,555)	$ (28,171)	$ (91,629)
Change in foreign currency translation adjustment	35	15	(6)
Total comprehensive loss	$ (4,520)	$ (28,156)	$ (91,635)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(Dollars in U.S. $, in thousands, except share and per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Notes Due from Affiliates	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2021	60,221,799	$ 61	$ 416,278	$ (951)	$ (165,343)	$ —	$ 250,045
Exercise of stock options	458,422	1	2,393	—	—	—	2,394
Exercise of warrants	87,795	—	1	—	—	—	1
Vesting of restricted stock units	762,488	1	(1)	—	—	—	—
Taxes paid related to net settlement of equity awards	—	—	(4,077)	—	—	—	(4,077)
Issuance of common stock in connection with an acquisition	763,183	1	15,408	—	—	—	15,409
Issuance of common stock net of issuance costs of $1,050	2,645,503	3	32,212	—	—	—	32,215
Repayment of notes due from affiliate	—	—	648	648	—	—	1,296
Issuance of common stock in settlement of contingent consideration	376,573	—	4,221	—	—	—	4,221
Stock-based compensation expense	—	—	34,680	—	—	—	34,680
Interest accrued relating to notes due from affiliates	—	—	—	(11)	—	—	(11)
Cancellation of revesting stock	(75,920)	—	—	—	—	—	—
Net loss	—	—	—	—	(91,629)	—	(91,629)
Change in foreign currency translation adjustment	—	—	—	—	—	(6)	(6)
Balance at December 31, 2022	65,239,843	$ 67	$ 501,763	$ (314)	$ (256,972)	$ (6)	$ 244,538
Exercise of stock options	935,007	1	5,810	—	—	—	5,811
Vesting of restricted stock units	1,980,980	2	(2)	—	—	—	—
Taxes paid related to net settlement of equity awards	—	—	(14,033)	—	—	—	(14,033)
Repayment of notes due from affiliate	—	—	78	274	—	—	352
Stock-based compensation expense	—	—	38,512	—	—	—	38,512
Interest accrued relating to notes due from affiliates	—	—	—	40	—	—	40
Change in foreign currency translation adjustment	—	—	—	—	—	15	15
Net loss	—	—	—	—	(28,171)	—	(28,171)
Balance at December 31, 2023	68,155,830	$ 70	$ 532,128	$ —	$ (285,143)	$ 9	$ 247,064
Exercise of stock options	758,101	—	5,780	—	—	—	5,780
Exercise of warrants	129,897	—	1,149	—	—	—	1,149
Vesting of restricted stock units	2,315,587	2	(1)	—	—	—	1
Taxes paid related to the settlement of equity awards, net of settlement proceeds received	—	—	(26,370)	—	—	—	(26,370)
Stock-based compensation expense	—	—	42,983	—	—	—	42,983
Settlement of convertible notes	341,877	—	5,751	—	—	—	5,751
Issuance of common stock net of issuance costs of $13,293	3,703,704	3	86,704	—	—	—	86,707
Change in foreign currency translation adjustment	—	—	—	—	—	35	35
Net loss	—	—	—	—	(4,555)	—	(4,555)
Balance at December 31, 2024	75,404,996	$ 75	$ 648,124	$ —	$ (289,698)	$ 44	$ 358,545

Life360, Inc.
Consolidated Statements of Cash Flows
(Dollars in U.S. $, in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash Flows from Operating Activities:			
Net loss	$ (4,555)	$ (28,171)	$ (91,629)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,778	9,141	9,199
Amortization of costs capitalized to obtain contracts	1,268	2,125	2,928
Amortization of operating lease right-of-use asset	331	842	—
Stock-based compensation expense, net of amounts capitalized	42,269	38,512	34,680
Compensation expense in connection with revesting notes	—	73	(87)
Non-cash interest expense, net	59	462	474
Convertible notes fair value adjustment	608	684	(1,786)
Derivative liability fair value adjustment	1,707	116	(1,295)
Loss on settlement of convertible notes	440	—	—
Gain on settlement of derivative liability	(1,924)	—	—
(Gain)/loss on revaluation of contingent consideration	—	—	(5,279)
Gain on change in fair value of investment	(5,389)	—	—
Provision for credit losses	300	—	—
Non-cash revenue from investment	(1,040)	(1,608)	(1,504)
Inventory write-off	—	916	—
Adjustment in connection with membership benefit	—	(2,172)	—
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	(16,117)	(9,055)	6,474
Prepaid expenses and other assets	135	(6,667)	10,629
Inventory	(3,958)	5,811	(497)
Costs capitalized to obtain contracts, net	(1,571)	(1,905)	(3,343)
Accounts payable	(433)	(7,895)	(12,654)
Accrued expenses and other current liabilities	4,504	2,193	(7,722)
Deferred revenue	6,564	4,620	4,660
Other liabilities, noncurrent	(364)	(498)	(303)
Net cash provided by (used in) operating activities	32,612	7,524	(57,055)
Cash Flows from Investing Activities:			
Cash paid for acquisitions, net of cash acquired	—	—	(110,933)
Internal use software	(3,945)	(1,715)	(701)
Purchase of property and equipment	(1,187)	(506)	—
Related Party SAFE	(5,000)	—	—
Net cash used in investing activities	(10,132)	(2,221)	(111,634)
Cash Flows from Financing Activities:			
Indemnity escrow payment in connection with an acquisition	—	(13,128)	—
Proceeds from the exercise of stock options and warrants, and restricted stock settlements	14,553	5,811	2,394
Taxes paid related to net settlement of equity awards	(33,995)	(14,033)	(4,077)
Proceeds from issuance of common stock in U.S. initial public offering, net of underwriting discounts and commissions	93,000	—	—
Payments of U.S. initial public offering issuance costs	(6,292)	—	—
Proceeds from repayment of notes due from affiliates	—	314	648
Repayment of convertible notes	—	(3,919)	(3,471)

Proceeds from capital raise, net of transaction costs	—	—	32,215
Net cash provided by (used in) financing activities	67,266	(24,955)	27,709
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	89,746	(19,652)	(140,980)
Cash, Cash Equivalents and Restricted Cash at the Beginning of the Period	70,713	90,365	231,345
Cash, Cash Equivalents, and Restricted Cash at the End of the Period	$ 160,459	$ 70,713	$ 90,365
Supplemental disclosure:			
Cash paid during the period for taxes	2,381	697	—
Cash paid during the period for interest	46	640	514
Non-cash investing and financing activities:			
Fair value of stock issued in connection with an acquisition	$ —	$ —	$ 15,409
Fair value of warrants held as investment	—	—	5,474
Fair value of stock issued in settlement of contingent consideration	—	—	4,221
Right of use asset recognized in connection with lease modification	—	1,054	—
Operating lease liability recognized in connection with lease modification	—	1,054	—
Conversion of September 2021 Convertible Notes to common stock	3,548	—	—
Conversion of July 2021 Convertible Notes and accrued interest to common stock	2,203	—	—
Property and equipment included within accrued expenses and other current liabilities	112	—	—
Stock-based compensation included in internal use software	714	—	—
Related Party Warrant	3,898	—	—

The following table provides a table of cash, cash and cash equivalents, and restricted cash reported within the balance sheets totaling the same such amounts shown above:

	December 31, 2024	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 159,238	$ 68,964	$ 75,444
Restricted cash, current	—	—	13,274
Restricted cash, noncurrent	1,221	1,749	1,647
Total cash and cash equivalents, and restricted cash	$ 160,459	$ 70,713	$ 90,365

See accompanying notes to the consolidated financial statements.

1. Nature of Business

Life360, Inc. (the "Company") is a leading technology platform connecting millions of people throughout the world to the people, pets and things they care about most. The Company has created a new category at the intersection of family, technology, and safety to help keep families connected and safe. The Company's core offering, the Life360 mobile application, includes features like communications, driving safety, digital safety and location sharing. Beyond the everyday, Life360 also provides much-needed protection and saves lives, which is crucial for families in emergency situations such as natural disasters, vehicle collisions, physical property theft, and digital identity theft. The Life360 mobile application operates under a "freemium" model where its core offering is available to members at no charge, with additional membership subscription options that are available but not required.

In addition to the Life360 mobile application, the Company also offers hardware tracking devices through the sale of Tile, Inc. ("Tile") and Jio, Inc. ("Jiobit") products to keep members close to the people, pets and things they care about most.

The Company's suite of product and service offerings, including the Life360 and Tile mobile applications, and related third-party services, is system and platform-agnostic, allowing its products and services to work seamlessly for its members, regardless of the devices they use.

U.S. Initial Public Offering ("U.S. IPO")

On June 6, 2024, the Company completed its U.S. IPO and began trading on the Nasdaq Global Select Market under the trading symbol "LIF". The Company issued and sold 3,703,704 shares of common stock and certain selling securityholders sold 2,908,796 shares of common stock (including 862,500 shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares) in each case at an offering price of $27.00 per share. The Company received net proceeds of $93.0 million after deducting underwriting discounts and commissions of $7.0 million. An additional $5.5 million of expenses were paid on behalf of selling securityholders. Refer to Note 15, "Related-Party Transactions" for further details. The Company did not receive any proceeds from the sale of shares of common stock by the selling securityholders.

In connection with the U.S. IPO, the Company restated its certificate of incorporation to increase the authorized number of shares of its common stock from 100,000,000 shares to 500,000,000 shares.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States, or ("GAAP"), are presented in U.S. dollars unless otherwise stated, and include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Significant estimates made by management include, but are not limited to:

- revenue recognition, including the determination of selling prices for distinct performance obligations sold in multiple-performance obligation arrangements, the period over which revenue is recognized for certain arrangements, and estimated delivery dates for orders with title transfer upon delivery;
- allowance for credit losses, product returns;
- promotional and marketing allowances;
- inventory valuation;
- average useful customer life;
- valuation of stock-based awards;

- achievement of performance-based restricted stock units ("PRSUs");
- legal contingencies;
- impairment of long-lived assets and goodwill;
- valuation of non-cash consideration, contingent consideration, convertible notes and embedded derivatives;
- useful lives of long lived assets; and
- income taxes including valuation allowances on deferred tax assets.

The Company bases its estimates and judgments on historical experience and on various assumptions that it believes are reasonable under the circumstances. Actual results could differ significantly from those estimates.

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 – *Segment Reporting* (Topic 280): *Improvements to Reportable Segment Disclosures*, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not change the way the Company evaluates its reportable segments and, as a result, did not have a material impact on the Company's segment-related disclosures. Refer to Note 3, "Segment and Geographic Revenue" for additional information.

Accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The ASU requires the disclosure of additional information related to certain costs and expenses, including amounts of inventory purchases, employee compensation, and depreciation and amortization included in each income statement line item. The ASU is effective for the Company beginning in fiscal year 2027 and interim periods beginning in fiscal year 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The updates in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company does not expect adoption of this ASU will have a material impact on its financial position or results of operations.

Revenue Recognition

The Company generates revenue from direct and indirect streams. Direct revenue includes subscription and hardware revenue, while indirect revenue consists of all other revenue sources, such as data and partnership, which includes advertising.

The Company recognizes revenue upon transfer of control of promised goods or services to customers at transaction price, an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. Transaction price is calculated as the net selling price of variable consideration, which may include estimates for future returns and sales incentives related to current period revenue. The Company determines revenue recognition through the following steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Subscription Revenue

The Company's subscription revenue is comprised of Life360 mobile application subscriptions and premium subscription service plans for hardware tracking devices. The Company's subscription contracts with customers are established at the point of mobile application download and purchase as indicated through acceptance of the Company's Terms of Use. The Company's subscription agreements generally have monthly or annual contractual terms and are billed and paid in advance.

The cloud-based subscriptions are considered single combined performance obligations, consisting of multiple features that can be purchased separately, but which are bundled together and delivered to the customer as a combined output. The Company provides its customers with technical support along with unspecified updates and upgrades to the platform on an if and when available basis.

The premium subscription plan for hardware tracking devices is a distinct and separate performance obligation from the hardware. Subscription fees are fixed and recognized on a straight-line basis over the non-cancellable contractual term of the agreement, generally beginning on the date that the Company's service is made available to the customer. The Company recognizes revenues on a straight-line basis because the customer receives and consumes the benefits of the service ratably throughout the contractual period. The Company's contracts are generally non-cancelable and do not provide for refunds to customers in the event of cancellations.

Hardware Revenue

The Company's hardware revenue consists of hardware and accessories, embedded software, customer support and unspecified upgrades and updates on a when and if-available basis, and includes amounts generated from a partnership with a related party, as described in Note 15, "Related-Party Transactions". The Company's hardware and embedded operating system are considered one performance obligation as the embedded operation system is integral to the functionality of the hardware and only combined produce the essential functionality of the hardware. Revenue for the hardware and embedded software performance obligation is recognized when control is transferred to the customer. The allocated value of the unspecified updates and upgrades and customer support are recognized as hardware revenue ratably over the estimated economic life of the hardware. The Company offers certain rights of return and estimates return reserves based on historical experience, and the reserves are recorded as a reduction of revenue and an accrued liability. Amounts billed to customers for shipping and handling are classified as revenue, and the Company's related shipping and handling costs incurred are classified as cost of revenue. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue. The customers are billed upon shipment of hardware tracking devices.

The premium subscription service plans available for hardware tracking devices are separate and distinct from hardware performance obligations and are included in subscription revenue.

Other Revenue

The Company's other revenue consists of data and partnership revenue, which includes advertising revenue.

Data revenue is generated primarily through an arrangement with a key data partner that provides location-based analytics to customers in the retail and real estate sectors, municipalities, and other private and public organizations ("Data Partner"). In January 2022, Life360 announced a partnership agreement with a key Data Partner, a prominent provider of aggregated analytics for the retail ecosystem, in which executives of the Company have an immaterial ownership interest through a passive investment vehicle. This agreement was amended and restated in August 2024, and the term was extended for a period of five years. As part of this partnership, the Data Partner will provide data processing and analytics services to Life360 and will have the right to commercialize aggregated data related to place visits during the agreement term. The partnership agreement includes fixed and variable monthly revenue amounts, as well as quarterly minimum guarantees, for access to aggregated data for the duration of the five-year agreement. The Company has an obligation to provide aggregated user data over the term of the partnership agreement and recognizes revenue ratably over the performance period as data is delivered. In connection with the original agreement, the Data Partner issued the Company a warrant to purchase up to 5,100,167 shares of Series C Preferred Stock of the Data Partner (the "Data Revenue Partner Warrant") at an exercise price of $4.90 per share. The Company estimates and includes variable consideration related to the Data Revenue Partner Warrant, in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The partnership agreement has standard payment terms that require payment within 30 days.

The grant of the Data Revenue Partner Warrant is considered non-cash consideration, which the Company measured at fair value on the date of issuance. The warrant was valued using a Black-Scholes option pricing model, and the fair value at issuance of approximately $5.4 million has been included as variable consideration in the transaction price of the data partnership agreement, and is included in prepaid expenses and other assets, noncurrent and deferred revenue on the Company's consolidated balance sheets. The fair value of the warrant included within deferred revenue is amortized to other revenue over the life of the agreement. Refer to the "Investments" section below for additional information regarding the Company's Data Revenue Partner Warrant.

Data revenue was $26.6 million, $21.6 million, and $23.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Partnership revenue includes lead generation offerings and agreements with third parties that allow access to anonymized data insights or advertising on the Company's mobile platform. Under these agreements, the Company may earn a percentage of the revenue generated from data insights or advertising spend. Revenue is recorded on a gross basis if the Company acts as the principal in the transaction, or a net basis if the Company acts as the agent. Generally, when the Company directly sells advertising on its mobile platform, revenue is recorded on a gross basis. Variable amounts earned from partnership revenue arrangements are allocated to the month in which the partner's related revenue is generated or advertising is delivered.

Partnership revenue also includes revenue related to the Company's partnership with a related party. In November and December 2024, the Company entered into a strategic partnership and series of transactions with a related party, including a partnership and revenue share agreement (the "Related Party Agreement"). Refer to Note 15, "Related-Party Transactions" for additional information. The Related Party Agreement includes revenue-share payments in which the related party will pay the Company a percentage of revenues earned from leveraging the new global location-tracking network service offering. In connection with the Related Party Agreement, the related party issued the Company a warrant to purchase up to 6,147,574 shares of its common stock at an exercise price of $0.46 per share (the "Related Party Warrant"). The Company estimates and includes variable consideration related to the Related party Warrant, in the transaction price at contract inception to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Related Party Agreement has standard payment terms that require payment within 30 days.

The grant of the Related Warrant is considered non-cash consideration, which the Company measured at fair value on the date of issuance. The warrant includes various performance-based vesting conditions based on revenue and operational milestones to be measured and assessed throughout the term of the agreement. No tranche of the Related Party Warrant has vested as of December 31, 2024. The warrant was valued using a Black Scholes option-pricing model, and the fair value of approximately $3.9 million has been included as consideration in the transaction price of the Related Party Agreement, and is also included in prepaid expenses and other assets, noncurrent and deferred revenue on the Company's consolidated balance sheets. The fair value of the warrant included within deferred revenue is amortized to other revenue over the life of the agreement.

Partnership revenue was $9.4 million, $3.9 million, and $3.9 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Performance Obligations

Some of the Company's contracts with customers contain multiple performance obligations, primarily hardware and subscription services for hardware tracking devices and hardware bundles (bundled Life360 subscription and hardware offerings). For these contracts, the Company accounts for individual performance obligations separately if they are distinct and distinct within the context of the contract. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price ("SSP") basis with the amounts allocated to ongoing services deferred and recognized over a period of time and amounts allocated to hardware tracking devices recognized at a point-in time with a portion of the consideration being allocated to application usage (maintenance) and support. The Company determines SSP based on observable, if available, prices for those related goods and services when sold separately. When such observable prices are not available, the Company determines SSP based on multiple factors including consumer behaviors, the Company's internal pricing model, and relative costs incurred plus a normal margin. The factors may vary depending on the facts and circumstances related to each performance obligation.

Our hardware sales arrangements typically contain multiple performance obligations, consisting of the hardware sale, application usage, hardware support, and in some cases, premium subscriptions. The Company provides warranties of up to twelve months for products with manufacturing defects or hardware failures. As part of Tile Premium subscriptions, the Company offers warranties to end-users covering the contractual service period (up to 3 years) for products with manufacturing defects or hardware failures. The warranties are not sold separately and do not represent separate performance obligations. Payment terms and conditions vary by contract type and are billed either in advance or have a standard payment term generally requiring payment within 30 to 60 days. Therefore, such warranties are accounted for under ASC 460, *Guarantees*, and the estimated costs of warranty claims are generally accrued as cost of revenue in the period the related revenue is recorded.

Variable Consideration

The Company recognizes hardware revenue at the net sales price, which includes certain estimates for variable consideration with its customers. The Company's variable consideration is primarily in the form of promotional agreements and marketing development fund agreements related to the hardware tracking devices.

These agreements are designed to enhance the sale of the Company's products and consist of incentives to the Company's customers. The Company estimates variable consideration using the expected value method. All forms of variable consideration are recorded as contra-revenue and a corresponding liability in its consolidated balance sheets. These estimates are based on the Company's incentive program experience, historical and projected sales data and current contractual terms. The remaining portion of this liability is based on contractual amounts and does not require estimation.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. Revenue allocated to remaining performance obligations was $213.9 million as of December 31, 2024, of which the Company expects 35% to be recognized over the next twelve months.

Cost of Revenue

Cost of subscription revenue primarily consists of expenses related to hosting the Company's services and providing support to the Company's free members and paying subscribers. These expenses include personnel-related costs associated with the Company's cloud-based infrastructure and the Company's customer support organization, third-party hosting fees, software and maintenance costs, outside services associated with the delivery of subscription services, amortization of acquired intangibles and allocated overhead, such as facilities, including rent, utilities, depreciation on equipment shared by all departments, credit card and transaction processing fees, and shared information technology costs. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Cost of hardware revenue consists of product costs, including hardware production, contract manufacturers for production, shipping and handling, packaging, fulfillment, personnel-related expenses, manufacturing and equipment depreciation, warehousing, tariff costs, customer support costs, credit card and transaction processing fees, warranty replacement, and write-downs of excess and obsolete inventory. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Cost of other revenue consists of cloud-based hosting costs, as well as costs of product operations functions and personnel-related costs associated with the Company's data and advertising platforms. Personnel-related expenses include salaries, bonuses, benefits, and stock-based compensation for operations personnel.

Costs Capitalized to Obtain Contracts

Costs capitalized to obtain contracts comprise of commission payments in connection with annual subscription sales of the Company's mobile application through a third-party store platform. These costs that are incremental and directly related to new customer sales contracts are accrued and capitalized upon execution of a non-cancelable customer contract, and subsequently expensed over the estimated period of benefit, which is currently estimated to be two to three years. The Company has elected the practical expedient under ASC 340-40 to expense incremental costs of obtaining a contract if the amortization periods is one year or less.

Accounts Receivable and Allowances

Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses. The allowance for credit losses is based on the Company's assessment of the collectibility of accounts by considering the age of each outstanding invoice, the collection history of each customer, and an evaluation of the current expected risk of credit loss based on current economic conditions and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when specific customers with collectibility issues are identified.

As of December 31, 2024 and 2023, the allowance for credit losses was $0.4 million and $0.1 million, respectively. For the year ended December 31, 2024 the provision for credit losses expense was $0.3 million, and for the years ended December 31, 2023 and 2022, was immaterial.

Inventory and Contract Manufacturing

Inventory is comprised of raw materials and finished goods related to hardware tracking devices and accessories. Inventory is stated at the lower of cost or net realizable value on a weighted average basis. The Company assesses the valuation of inventory and writes down the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions.

The Company outsources a significant portion of its manufacturing to independent contract manufacturers in Asia. A significant portion of its cost of revenue consists of inventory purchased from these manufacturers. The Company's inventory is held at third party warehouses and contract manufacturer premises. The Company's manufacturers procure components and manufacture the Company's products based on the demand forecasts provided. These forecasts are based on estimates of future demand for the Company's products, which are in turn based on historical trends and an analysis from the Company's sales and marketing organizations, adjusted for overall market conditions. Shipments of inventory from the contract manufacturer are recorded as finished goods inventory upon shipment when title and the significant risks and reward of ownership have passed to the Company.

Concentrations of Risk and Significant Customers

The Company's business, operations, and financial results are subject to various risks and uncertainties, including adverse global economic conditions and competition in the Company's industry that could adversely affect the Company's business, financial conditions, results of operations and cash flows. These important factors, among others, could cause actual results to differ materially from any future results.

Major Customers

The Company's customers primarily consist of individual consumers, who subscribe to the Company's product offerings through our Channel Partners, data revenue customers and retail partners, who purchase hardware tracking devices from the Company and resell them directly to individual consumers. Any changes in customer preferences and trends or changes in terms of use of Channel Partners' platforms could have an adverse impact on its results of operations and financial condition.

The Company derives its accounts receivable from revenue earned from customers located in the United States and internationally. Channel and retail partners account for the majority of the Company's revenue and accounts receivable for all periods presented.

The following tables set forth the information about the Company's Channel Partners that processed our overall revenue transactions and retail partners who represented greater than 10% of our revenue and accounts receivable, respectively:

| | Percentage of Revenue | | |
| | Year Ended December 31, | | |
	2024	2023	2022
Channel Partner (Apple)	53 %	53 %	49 %
Channel Partner (Google)	18 %	16 %	15 %
Retail Partner A	*	*	13 %

*   *Represents less than 10%*

| | Percentage of Gross Accounts Receivable | |
| | As of December 31, | |
	2024	2023
Channel Partner (Apple)	*	50 %
Channel Partner (Google)	49 %	*
Data Partner A	11 %	*
Retail Partner A	17 %	17 %

*   *Represents less than 10%*

Supplier Concentration

The Company currently outsources the manufacturing of its hardware devices to a sole contract manufacturer. Although there are a limited number of manufacturers, management believes that other suppliers could provide similar manufacturing services on comparable terms.

Research and Development Costs

The Company charges costs related to research and development which primarily consist of personnel-related costs for our engineering, product, and design teams, material costs of building and developing prototypes for new products, mobile app development and allocated overhead.

Sales and Marketing Costs

Our sales and marketing expenses consist primarily of personnel-related costs, brand marketing costs, lead generation costs, sales incentives, sponsorships and amortization of acquired intangibles. Commissions to Channel Partners in connection with annual subscription sales of the Company's mobile application on Channel Partner store platforms are considered to be incremental and recoverable costs of obtaining a contract with a customer and are deferred and typically amortized over an estimated period of benefit of two to three years depending on the subscription type.

Advertising Expense

Advertising expenses are recorded in the period in which cost is incurred, and are presented within sales and marketing expense on the consolidated statements of operations. Advertising expense was $23.8 million, $28.6 million, and $17.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include deposit and money market funds. Money market mutual funds are valued using quoted market prices and therefore are classified within Level 1 of the fair value hierarchy.

Restricted Cash

The restricted cash, noncurrent balance of $1.2 million as of December 31, 2024 primarily relates to the letters of credit issued on behalf of the Company for indebtedness to trade creditors incurred in the ordinary course of business, and deposits for personnel contractors with the Company. The restricted cash, noncurrent balance of $1.7 million as of December 31, 2023 relates to the letters of credit issued on behalf of the Company for indebtedness to trade creditors incurred in the ordinary course of business.

Fair Value of Financial Instruments

The Company measures its financial assets at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of Inputs that may be used to measure fair value are as follows:

Level 1 – Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on unobservable inputs to the valuation methodology and including data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances.

The recorded carrying amounts of cash and cash equivalents, prepaid expenses, accounts payable, and accounts receivable as of December 31, 2024 and December 31, 2023, approximate fair value due to their short-term nature. Refer to Note 5, "Fair Value Measurements" for further details.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Equipment, computer software, furniture, and product manufacturing equipment, which includes construction-in-process that is capitalized and depreciated when placed into service, have estimated useful lives ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the term of the lease with expected renewals.

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reported in other income (expense), net in the period realized.

Internal Use Software

For development costs related to internal use software projects, including costs incurred in connection with the development of new features added to the Life360 app, the Company capitalizes costs incurred during the application development stage, which begins after the completion of the preliminary project phase and when it is probable that the project will be completed and used as intended. Capitalized costs include personnel and related expenses for employees and fees paid to third-party contractors and vendors directly involved in the development effort. The capitalization of costs stops once the software is substantially complete and ready for its intended use. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal use software is amortized to cost of subscription revenue on a straight-line basis over its estimated useful life, which is generally three years. The Company capitalized $4.7 million, $1.7 million and $0.7 million during the years ended December 31, 2024, 2023 and 2022, respectively. Capitalized costs are included within intangible assets, net on the consolidated balance sheet.

Lease Obligation

Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in the Company's operating leases is not readily determinable, and therefore an incremental borrowing rate is estimated to determine the present value of future payments. The estimated incremental borrowing rate factors in a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. Operating lease right-of-use ("ROU") assets also include any prepaid lease payments and lease incentives. ROU assets are assessed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate the carrying value may not be recoverable. As of December 31, 2024, 2023, 2022, respectively, no impairment expense related to ROU assets have been recognized.

The operating lease agreement contains rent concession, rent escalation, and option to renew provisions. Rent concession and rent escalation provisions are considered in determining the straight-line single lease cost to be recorded over the lease term. Single lease cost is recognized on a straight-line basis over the lease term commencing on the date the Company has the right to use the leased property. The lease term includes the option to extend or terminate the lease. The Company generally uses the base, non-cancellable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that the renewal option will be exercised.

In addition, the Company's operating lease agreement contains tenant improvement allowances from its landlord. These allowances are accounted for as lease incentives and decrease the Company's right-of-use asset and reduce single lease cost over the lease term. Refer to Note 7, "Balance Sheet Components" for additional lease disclosures.

Restructuring and Other Charges

Restructuring generally includes significant actions involving employee-related severance charges, facilities consolidation and contract termination costs. Employee-related severance charges are largely based upon substantive severance plans, while some are mandated requirements in certain foreign jurisdictions. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. These charges are reflected in the period when both the actions are probable, at the balance sheet date, and the amounts are reasonably estimable.

On January 12, 2023, the Company announced a workforce restructure which resulted in a reduction of the Company's workforce of approximately 14%. The Company incurred $0.2 million and $4.0 million in non-recurring personnel and severance related expenses in connection with the restructuring during the years ended December 31, 2024 and 2023 respectively. As of December 31, 2024, all expenses incurred had been paid.

The restructuring costs are recognized in the consolidated statements of operations for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Personnel and Severance Related Expenses Year Ended December 31,	
	2024	**2023**
Cost of subscription revenue	$ —	$ 64
Cost of hardware revenue	—	94
Research and development	—	1,824
Sales and marketing	—	872
General and administrative	153	1,170
Total	$ 153	$ 4,024

Business Combinations

The Company uses best estimates and assumptions to assign a fair value to the tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized but are tested for impairment at least annually during the fourth quarter, or more frequently if indicators of impairment exist. The Company tests for goodwill impairment annually as of October 31 of each year. There was no impairment of goodwill during the years ended December 31, 2024, 2023 and 2022.

Intangible Assets, net

Intangible assets, including acquired, trade names, customer relationships, acquired developed technology, and internal use software are carried at cost and amortized on a straight-line basis over their estimated useful lives. The Company determines the appropriate useful life of the Company's intangible assets by measuring the expected cash flows of acquired assets. There was no impairment of intangible assets recorded during the years ended December 31, 2024, 2023 and 2022.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, such as property and equipment subject to depreciation and acquired intangibles subject to amortization, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company reviews long-lived assets for impairment at least annually, or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. There was no impairment of long-lived assets recognized during the years ended December 31, 2024, 2023 and 2022.

Deferred Revenue

Deferred revenue consists primarily of payments received and accounts receivable recorded in advance of revenue recognition under the Company's subscription arrangements. The Company primarily invoices its customers for its subscription services arrangements in advance. Deferred revenue also includes balances related to future performance obligations for hardware and other revenue. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Investments

Investments relate to non-marketable equity securities held in privately held companies without readily determinable market values. Investments in non-public businesses that do not have readily determinable pricing, and for which the Company does not have control or does not exert significant influence, are carried at cost less impairments, if any, plus or minus changes in observable prices for those investments. Gains or losses resulting from changes in the carrying value of these investments are included as non-operating expenses on the Company's consolidated statements of operations and comprehensive loss.

Data Revenue Partner Warrant

The Data Revenue Partner Warrant is a non-marketable equity security consisting of a warrant held to purchase shares of preferred stock of a Data Revenue Partner, refer to "Revenue Recognition" section above for additional information regarding the Company's Data Revenue Partner. In September 2024, an observable price change related to our investment in the warrant held to purchase shares of preferred stock of a data revenue partner took place. This resulted in a $5.4 million increase in the investment asset value and a corresponding gain on fair value adjustment recorded in other income (expense), net in the consolidated statements of operations and comprehensive income (loss). The carrying value of the Company's investment in the Data Revenue Partner Warrant is included in prepaid expenses and other assets, noncurrent in the consolidated balance sheets. As of December 31, 2024 and 2023, the balance was $10.9 million and $5.5 million, respectively.

Related Party Simple Agreement for Future Equity ("SAFE")

In December 2024, the Company entered into a SAFE with a related party and invested $5.0 million ("the Related Party SAFE"). For additional information, refer to Note 15, "Related-Party Transactions" below. Under the terms of the SAFE, the Company holds the right to receive equity at some later date and upon certain events. The carrying value of the Related Party SAFE Investment is included in prepaid expenses and other assets, noncurrent in the consolidated balance sheets. As of December 31, 2024, the balance was $5.0 million.

Related Party Warrant

The Related Party Warrant is a non-marketable equity security consisting of a warrant held to purchase shares of common stock of a related party. Refer to the "Revenue Recognition" section above and Note 15, "Related-Party Transactions" for further details. As of December 31, 2024, the carrying value of the Company's investment in the Related Party Warrant is $3.9 million and is included in prepaid expenses and other assets, noncurrent on the consolidated balance sheet.

Common Stock Warrants

The Company has issued freestanding warrants to purchase shares of common stock in connection with certain debt financing transactions. The warrants are recorded as equity instruments at the grant date fair value using the Black-Scholes option pricing model and are not subject to revaluation at each balance sheet date.

Stock-Based Compensation

The Company has an equity incentive plan under which various types of equity-based awards including, but not limited to, incentive stock options, non-qualified stock options, restricted stock units, and restricted stock awards, may be granted to employees, nonemployee directors, and nonemployee consultants.

For all equity awards granted to employees, nonemployees and directors, the Company recognizes compensation expense based on the grant-date estimated fair values. The fair value of stock options is determined using the Black-Scholes option pricing model. For restricted stock units and restricted stock awards, the fair value is based on the grant date fair value of the award. The Company recognizes compensation expense for stock option awards, restricted stock units, and restricted stock awards on a straight-line basis over the requisite service period of the award, generally three to four years. Forfeitures are recorded as they occur.

The Company has stock options and restricted stock units with performance-based vesting conditions outstanding. For awards that include a performance condition, if the performance condition is determined to be probable of being satisfied, the Company recognizes compensation expense related to such awards using the accelerated attribution method over the required performance period. If a performance condition is not probable of being met, no compensation cost is recognized. The Company issued performance-based restricted stock units with performance based vesting conditions during the year ended December 31, 2024. Refer to Note 13, "Equity Incentive Plan" for further details.

Foreign Currency

The functional currency of the Company's foreign subsidiary is the respective local currency. Translation adjustments arising from the use of a differing exchange rate from period to period are included in accumulated other comprehensive income (loss) within the consolidated statements of stockholders' equity. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of operations and were not material during the years ended December 31, 2024, 2023 or 2022. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period.

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differences in accounting for reporting purposes and tax purposes for certain items, such as accruals and allowances not currently deductible for tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the Company's balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's statements of operations and comprehensive loss become deductible expenses under applicable income tax laws or when net operating loss or credit carryforwards are utilized. Accordingly, realization of the Company's deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that the Company's deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a valuation allowance. The assessment of whether a valuation allowance is required often requires significant judgment including current and historical operating results, the forecast of future taxable income and on-going prudent and feasible tax planning initiatives.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company did not accrue any interest or penalties related to income tax positions during the years ended December 31, 2024, 2023, and 2022. Refer to Note 10, "Commitments and Contingencies" for more details.

Net Loss Per Share

The Company computes basic and diluted net loss per share in conformity with ASC 260, "Earnings per Share." Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period without consideration for potentially dilutive securities as they do not share in losses. Under the if-converted method, shares related to convertible notes, to the extent dilutive, are assumed to be converted into common stock at the beginning of the period. For purposes of this calculation, options to purchase common stock, common stock warrants, and unvested restricted stock units are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share as the effect is antidilutive. Refer to Note 17, "Net Loss Per Share" for further details.

3. **Segment and Geographic Revenue**

The Company operates as one operating segment. Operating segments are defined as components of an entity for which separate financial information is regularly evaluated by the chief operating decision maker ("CODM"), which is the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. The Company's CODM evaluates financial information and resources and assesses the performance of these resources on a consolidated basis. There is no expense or asset information that is supplemental to information disclosed within the consolidated financial statements, that is regularly provided to the CODM. The allocation of resources and assessment of performance of the operating segment is based on consolidated net loss and functional expenses as reported on our consolidated statements of operations and comprehensive loss. Because the Company operates as one operating segment, financial segment information, including expense and asset information, can be found in the consolidated financial statements. All material long-lived assets are based in the United States.

Revenue by geography is generally based on the address of the customer as defined in the contract with the customer. The following table sets forth revenue by geographic region (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
North America	$	325,787	$	272,727	$	207,746
Europe, Middle East and Africa		27,322		19,159		12,044
Other international regions		18,375		12,632		8,515
Total revenue	$	371,484	$	304,518	$	228,305

The Company's revenues in the United States were $318.6 million, or 86%, of total revenue for the year ended December 31, 2024, $258.5 million, or 85%, of total revenue for the year ended December 31, 2023, and $205.2 million, or 90% of total revenue for the year ended December 31, 2022.

4. Deferred Revenue

The following table represents a roll forward of the Company's deferred revenue (in thousands):

	Year Ended December 31,	
	2024	2023
Deferred revenue, beginning of period	$ 35,774	$ 32,762
Additions to deferred revenue	304,903	229,871
Recognized revenue in the period	(295,479)	(226,859)
Deferred revenue, end of period	$ 45,198	$ 35,774

During the year ended December 31, 2024, the Company recognized $33.9 million of revenue that was included in the deferred revenue balance as of December 31, 2023. During the year ended December 31, 2023, the Company recognized $30.1 million of revenue that was included in the deferred revenue balance as of December 31, 2022.

5. Fair Value Measurements

The Company measures and reports certain assets and liabilities at fair value on a recurring basis. The fair value of these instruments as of December 31, 2024 and December 31, 2023 are classified as follows (in thousands):

	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 133,959	$ —	$ —	$ 133,959
Total assets	$ 133,959	$ —	$ —	$ 133,959
Liabilities:				
Derivative liability (Note 9)	$ —	$ —	$ —	$ —
Convertible notes (Note 8)	—	—	—	—
Total liabilities	$ —	$ —	$ —	$ —

	As of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 41,981	$ —	$ —	$ 41,981
Total assets	$ 41,981	$ —	$ —	$ 41,981
Liabilities:				
Derivative liability (Note 9)	$ —	$ —	$ 217	$ 217
Convertible notes (Note 8)	—	—	3,449	3,449
Total liabilities	$ —	$ —	$ 3,666	$ 3,666

The change in fair value of the Level 3 instruments were as follows (in thousands):

	As of December 31, 2024	
	Derivative liability (Note 9)	Convertible notes (Note 8)
Fair value, beginning of the year	$ 217	$ 3,449
Changes in fair value	1,707	608
Settlement of September 2021 Convertible Notes upon conversion (Note 8)	—	(3,548)
Gain on settlement of September 2021 Convertible Notes (Note 8)	—	(509)
Gain on settlement of derivative liability (Note 9)	(1,924)	—
Fair value, end of period	$ —	$ —

	As of December 31, 2023	
	Derivative liability (Note 9)	Convertible notes (Note 8)
Fair value, beginning of the year	$ 101	$ 6,938
Vesting of revesting notes	—	72
Changes in fair value	116	684
Forfeiture of revesting notes	—	(326)
Repayment of convertible notes (Note 8)	—	(3,919)
Fair value, end of period	$ 217	$ 3,449

For the year ended December 31, 2024, the Company recorded a loss associated with the change in fair value of the derivative liability of $1.7 million and a gain related to the settlement of the derivative liability upon conversion of the July 2021 Convertible Notes of $1.9 million . For the year ended December 31, 2024, the Company recorded a loss associated with the change in fair value of the September 2021 Convertible Notes of $0.6 million and a gain related to the settlement of the September 2021 Convertible Notes upon conversion of $0.5 million . Refer to Note 8, "Convertible Notes" for further details. The amounts have been recorded in other income (expense), net in the consolidated statement of operations and comprehensive loss.

For the year ended December 31, 2023, the Company recorded a loss associated with the change in fair value of the derivative liability and convertible notes of $0.1 million and $0.7 million, respectively. The amounts have been recorded in other income (expense), net in the consolidated statement of operations and comprehensive loss.

6.   Business Combinations

Tile, Inc.

On January 5, 2022, the Company completed the acquisition of Tile, Inc., a privately held consumer electronics company. The company is based in San Mateo, California and was founded in 2012. Tile is a smart location company whose products include a Bluetooth enabled device and related accessories that work in tandem with the Tile application (the "Application"), to enable its customers to locate lost or misplaced objects. Tile offers a comprehensive list of products to use with the application, along with optional subscription services to enhance features offered for Tile products. The addition of Tile is expected to strengthen and extend Life360's market leadership position by leveraging Tile's developed technology and customer relationships to accelerate the Company's own product development and augment the Life360 team with a critical mass of talent. The aggregate purchase consideration was $173.5 million, of which $158.1 million was paid in cash and $15.4 million paid in equity. The $15.4 million in equity was comprised of 780,593 shares of the Company's common stock valued on the date of acquisition and 534,465 shares of common stock contingent consideration which was promised upon reaching certain operational goals. Of the consideration transferred, $14.1 million in cash and 84,524 common shares were placed in an indemnity escrow fund to be held for fifteen months after the acquisition date for general representations and warranties.

A total of $35.0 million was excluded from purchase consideration which consists of retention compensation of 1,499,349 shares of retention restricted stock units valued at $29.6 million, $0.4 million related to 38,730 vested common stock options issued to Tile employees as stock-based compensation on the acquisition date and change in control bonuses of $3.0 million which were recognized as compensation expense on the consolidated statements of operations on the acquisition date. The Company incurred transaction related expenses of $1.7 million, which were recorded under general and administrative expenses in the consolidated statements of operations. The remaining costs excluded from purchase consideration were a result of 1,561 shares granted to key employee and vested based continued employment and 4,784 shares of contingent consideration granted to a key employee and vested based on continued employment.

Of the 1,499,349 shares of retention restricted stock units, 787,446 shares valued at $15.6 million contained performance vesting criteria based on the achievement of certain company milestones, and were scheduled to vest over a two year period. As of March 31, 2022, the vesting criteria had not been met and all 787,446 restricted stock units were forfeited. The remaining retention restricted stock units of 711,903 shares vest over a two to four year period.

The contingent consideration was based on the Company's achievement of certain targets for revenue and earnings before interest, taxes, depreciation, and amortization for the three months ended December 31, 2021 and the three months ended March 31, 2022. The Company ascribed no value to the contingent consideration.

The acquisition was accounted for as a business combination and the total purchase consideration was allocated to the net tangible and intangible assets and liabilities based on their fair values on the acquisition date and the excess was recorded to goodwill. The provisional values assigned to the assets acquired and liabilities assumed were based on estimates of fair value available and were finalized as of January 5, 2023.

During the year ended December 31, 2022, the Company made a measurement period adjustment to the preliminary purchase price allocation which included: (i) a decrease to goodwill of $0.5 million, (ii) an increase to deferred revenue of $1.3 million, and (iii) an increase to inventory of $0.8 million. The measurement period adjustment was made to reflect facts and circumstances that existed as of the acquisition date and is reflected in the table below.

The assets acquired and liabilities assumed in connection with the acquisition were recorded at their fair value on the date of acquisition, inclusive of the measurement period adjustments, as follows (in thousands):

	Fair Value
Cash	$ 32,997
Restricted cash	1,050
Accounts receivable	27,826
Prepaid expenses and other current assets	5,004
Inventory	8,320
Property and equipment	570
Prepaid expenses and other assets, noncurrent	482
Intangible assets	52,700
Goodwill	102,547
Accounts payable	(23,197)
Accrued expenses and other current liabilities	(24,613)
Deferred revenue	(10,203)
Total acquisition consideration	$ 173,483

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value (in thousands)	Estimated Useful Life (in years)
Developed technology	$ 18,400	5
Trade name	20,000	10
Customer relationships	14,300	8
Total identified intangible assets	$ 52,700	

Goodwill represents the future economic benefits arising from other assets that could not be individually identified and separately recognized, such as the acquired assembled workforce of Tile. In addition, goodwill represents the future benefits as a result of the acquisition that will enhance the Company's product available to both new and existing customers and increase the Company's competitive position. The goodwill is not deductible for tax purposes.

The results of Tile's operations are included in the accompanying consolidated statements of operations and comprehensive loss from the acquisition date.

7. Balance Sheet Components

Accounts receivable, net

Accounts receivable, net consists of the following (in thousands):

	As of December 31,	
	2024	2023
Accounts receivable	$ 58,391	$ 42,274
Allowance for credit losses	(394)	(94)
Total accounts receivable, net	$ 57,997	$ 42,180

Accounts receivable, net is presented net of the allowance for credit losses, which represents management's estimate of expected credit losses based on historical trends, current economic conditions, and other relevant factors as of December 31, 2024 and 2023, respectively.

Inventory

Inventory consists of the following (in thousands):

	As of December 31,	
	2024	2023
Raw materials	$ 24	$ 298
Finished goods	8,033	3,801
Total inventory	$ 8,057	$ 4,099

There were no inventory write-offs recorded for the year ended December 31, 2024. The Company recorded a raw materials inventory write-off of $0.9 million for the year ended December 31, 2023. The write-off resulted from a decision made to discontinue a product line in the Company's product roadmap where the raw materials had no alternative use. There were no inventory write-offs recorded for the year ended December 31, 2022.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

| | As of December 31, | |
	2024	2023
Prepaid expenses	$ 11,074	$ 14,520
Other receivables	3,525	654
Total prepaid expenses and other current assets	$ 14,599	$ 15,174

Prepaid expenses primarily consist of certain cloud platforms, customer service program costs, prepaid insurance and inventory. Other receivables primarily consist of income tax benefits, refunds owed to the Company, and other amounts which the Company is expected to receive in less than twelve months.

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

| | As of December 31, | |
	2024	2023
Computer equipment	$ 297	$ 297
Leasehold improvements	101	100
Production manufacturing equipment	2,026	839
Construction in progress	362	249
Furniture and fixtures	29	29
Total property and equipment, gross	2,815	1,514
Less: accumulated depreciation	(1,036)	(784)
Total property and equipment, net	$ 1,779	$ 730

Construction in progress relates to certain costs incurred with production manufacturing equipment.

Depreciation expense was $0.3 million, $0.1 million, and $0.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Prepaid Expenses and Other Assets, noncurrent

Prepaid expenses and other assets, noncurrent consist of the following (in thousands):

| | As of December 31, | |
	2024	2023
Prepaid expenses, noncurrent	$ 1,849	$ 1,374
Investments	19,762	5,474
Total prepaid expenses and other assets, noncurrent	$ 21,611	$ 6,848

Prepaid expenses, noncurrent primarily consist of cloud platform costs. Investments relate to the Data Revenue Partner Warrant, the Related Party Warrant, and the Related Party SAFE. Refer to Note 2, "Summary of Significant Accounting Policies" for additional information.

Leases

The Company leases office space under a non-cancelable operating lease with a remaining lease term of up to 1.9 years, which includes the option to extend the lease.

The Company did not have any finance leases as of December 31, 2024 or December 31, 2023

Operating lease costs were as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Operating lease cost [1]	$ 452	$ 924	$ 2,345

[1] Amounts include short-term leases, which are immaterial.

For the years ended December 31, 2024, 2023, and 2022, payments for operating leases included in cash from operating activities were $0.4 million, $0.9 million and $2.4 million, respectively.

Supplemental balance sheet information related to leases is as follows (in thousands, except lease term):

| | As of December 31, | As of December 31, |
	2024	2023
Operating lease right-of-use asset	$ 683	$ 1,014
Operating lease liability, current (included in accrued expenses and other current liabilities)	364	335
Operating lease liability, noncurrent (included in other liabilities, noncurrent)	359	723
Weighted-average remaining term for operating lease (in years)	1.9	2.9

The weighted-average discount rate used to measure the present value of the operating lease liabilities was 5.0%.

Maturities of the Company's operating lease liabilities as of December 31, 2024, were as follows (in thousands):

	Operating leases
2025	$ 390
2026	367
Total future minimum lease payments	757
Less imputed interest	(34)
Total operating lease liability	$ 723

Intangible Assets, net

Intangible assets, net consists of the following (in thousands):

| | As of December 31, 2024 | | |
	Gross	Accumulated Amortization	Net
Trade name	$ 23,380	$ (7,100)	$ 16,280
Technology	22,430	(13,677)	8,753
Customer relationships	15,290	(5,668)	9,622
Internal use software	7,076	(1,157)	5,919
Total	$ 68,176	$ (27,602)	$ 40,574

| | As of December 31, 2023 | | |
	Gross	Accumulated Amortization	Net
Trade name	$ 23,380	$ (4,762)	$ 18,618
Technology	22,430	(9,191)	13,239
Customer relationships	15,290	(3,782)	11,508
Internal use software	2,416	(340)	2,076
Total	$ 63,516	$ (18,075)	$ 45,441

For the years ended December 31, 2024 and 2023 the Company capitalized $4.7 million and $1.7 million, respectively, in internal use software.

For the years ended December 31, 2024, 2023, and 2022 amortization expense was $9.5 million, $9.0 million, and $8.7 million, respectively.

As of December 31, 2024, estimated remaining amortization expense for intangible assets by fiscal year is as follows (in thousands):

	Amount
2025	$ 10,670
2026	10,227
2027	5,511
2028	4,225
2029	4,225
Thereafter	4,779
Total future amortization expense	39,637
Internal use software not yet in service	937
Total future amortization expense	$ 40,574

The weighted-average remaining useful lives of the Company's acquired intangible assets are as follows:

| | Weighted-Average Remaining Useful Life | |
| | As of December 31, | |
	2024	2023
Trade name	7.0 years	8.0 years
Technology	1.9 years	2.9 years
Customer relationships	5.1 years	6.1 years
Internal use software	2.6 years	3.6 years

As of December 31, 2024, the Company had $0.9 million of capitalized internal use software projects that were not yet in service. These projects have been excluded from the weighted-average remaining useful life calculation for internal use software in the table above.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

| | As of December 31, | |
	2024	2023
Accrued vendor expenses	$ 13,856	$ 10,020
Accrued compensation	3,834	3,349
Customer related promotions and discounts	9,761	9,049
Sales return reserves	2,817	3,285
Other current liabilities	1,747	1,835
Total accrued expenses and other current liabilities	$ 32,015	$ 27,538

As of December 31, 2024, other current liabilities primarily relate to the Company's operating lease liability and sales tax payable. As of December 31, 2023, other current liabilities primarily relate to the operating lease liability, warranty liabilities related to the Company's hardware tracking devices, and inventory received not yet billed.

8. Convertible Notes

July 2021 Convertible Notes

In July 2021, the Company issued the July 2021 Convertible Notes to investors with an underlying principal amount of $2.1 million. In June 2024, the July 2021 Convertible Notes were converted to common stock based on a fixed conversion price of $11.96 per share. At the time of conversion, the July 2021 Convertible Notes had an outstanding principal and accrued interest balance of $2.2 million. As a result of the conversion, 184,192 shares of common stock were issued to the holders in redemption of the outstanding July 2021 Convertible Notes. In June 2024, the fair value of the issued common stock was recorded within additional paid-in capital on the Company's consolidated balance sheet and a $0.9 million loss on the settlement of the July 2021 Convertible Notes was recorded in other income (expense), net on the consolidated statements of operations and comprehensive loss. As of December 31, 2024, the balance of the July 2021 Convertible Notes is zero on the Company's consolidated balance sheet.

The Company recognized a total of $0.1 million, $0.4 million, and $0.4 million in non-cash interest expense related to the July 2021 Convertible Notes for the years ended December 31, 2024, 2023, and 2022, respectively.

September 2021 Convertible Notes

In September 2021, the Company, in connection with the acquisition of Jiobit, issued $11.6 million representing the fair value of convertible notes (the "September 2021 Convertible Notes") and $1.6 million of revesting convertible notes that vested over time. In April 2024, the holders of the September 2021 Convertible Notes elected to convert their notes and accrued interest to common stock based on a fixed conversion price of $22.50 per share. At the time of conversion, the September 2021 Convertible Notes had an outstanding principal and accrued interest balance of $3.5 million. As a result of the conversion, 157,685 shares of common stock with a fair value of $3.5 million were issued to the holders in redemption of the outstanding September 2021 Convertible Notes. In April 2024, the fair value of the issued common stock was recorded within additional paid-in capital on the Company's consolidated balance sheet and a $0.5 million gain on settlement of the September 2021 Convertible Notes was recorded in other income (expense), net on the consolidated statements of operations and comprehensive loss. As of December 31, 2024, the balance of the September 2021 Convertible Notes is zero on the Company's consolidated balance sheet.

Convertible notes, current and noncurrent consist of the following (in thousands):

| | As of December 31, | | |
	2024		2023
Convertible notes, current:			
September 2021 Convertible Notes	$ —	$	3,449
Convertible notes, noncurrent:			
July 2021 Convertible Notes	—		1,056
Total convertible notes	$ —	$	4,505

9. Derivative Liability

The Company's derivative liability, which represented embedded share-settled redemption features bifurcated from its July 2021 Convertible Notes, was settled in June 2024 upon the conversion of the July 2021 Convertible Notes to common stock based on a fixed conversion price of $11.96 per share. A $1.9 million gain was recorded at the time of conversion within other income (expense), net on the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. As of December 31, 2024, the fair value of the derivative liability was zero on the Company's consolidated balance sheet. As of December 31, 2023, the fair value of the derivative liability was $0.2 million. Refer to Note 5, "Fair Value Measurements" and Note 8, "Convertible Notes" for further details.

10. Commitments and Contingencies

Purchase Commitments

The Company has contractual commitments with our cloud platform provider and contract manufacturer that are non-cancellable. As of December 31, 2024, future non-cancellable commitments under these arrangements were as follows (in thousands):

	Amount
2025	29,894
2026	25,500
2027	26,000
Total purchase commitments	$ 81,394

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. The Company is not subject to any current pending legal matters or claims that the Company believes could have a material adverse effect on its financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No amounts associated with such indemnifications have been recorded to date.

Litigation

Occasionally, the Company is involved in various legal proceedings, claims and government investigations in the ordinary course of business. The outcome of litigation and other legal matters is inherently uncertain, though the Company intends to vigorously defend the matters. In making a determination regarding accruals, using available information, the Company evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which the Company is a party and records a loss contingency when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. When the Company determines an unfavorable outcome is not probable or reasonably estimable the Company does not accrue for any potential litigation loss. Actual outcomes of these legal and regulatory proceedings may materially differ from the Company's estimates.

On March 12, 2019, a former alleged competitor of Tile, Cellwitch, Inc, filed a patent infringement claim against Tile in the U.S. District Court, Northern District of California, seeking permanent injunction and damages. On December 18, 2019, Tile filed an *inter partes* review petition with the Patent Trial and Appeal Board ("PTAB") challenging the validity of the patent. On May 13, 2021, the PTAB issued a Final Written Decision on Tile's *inter partes* review petition (the "Final Written Decision"), finding a majority of the claims invalid. The Final Written Decision was affirmed by the U.S. Court of Appeals for the Federal Circuit on May 13, 2022. The case is currently in trial court, with trial scheduled to begin on July 14, 2025. At this time, a loss is reasonably possible but not estimable, and as a result no legal accrual has been recorded on our consolidated balance sheets as of December 31, 2024.

On August 14, 2023, plaintiffs Stephanie Ireland-Gordy and Shannon Ireland-Gordy filed a putative class action lawsuit against Tile, Life360, and Amazon.com, Inc. in the U.S. District Court for the Northern District of California. An amended complaint was filed on April 26, 2024, adding named plaintiffs Melissa Broad and Jane Doe. Plaintiffs allege that Tile trackers were used by third parties to monitor their movements without their consent, and assert product liability and other claims. At this time, a loss is not probable nor estimable, and as a result, no legal accrual has been recorded on our consolidated balance sheets as of December 31, 2024.

No litigation reserve was recorded on our consolidated balance sheets as of December 31, 2024 or December 31, 2023.

11. Common Stock

In June 2024, in connection with its U.S. IPO, the Company issued a total of 3,703,704 shares of common stock.

The Company has reserved shares of common stock, on an as if converted basis, for issuance as follows:

	As of December 31,	
	2024	**2023**
Issuances under stock incentive plan, stock options	5,673,947	6,625,812
Issuances upon exercise of common stock warrants	7,761	137,658
Issuances upon vesting of restricted stock units	5,091,601	6,182,543
Issuances upon conversion of convertible notes	—	325,981
Shares reserved for shares available to be granted but not granted yet	12,815,029	16,882,215
	23,588,338	30,154,209

12.   Warrants

As of December 31, 2024 , the Company had 7,761 outstanding warrants, entitling the holder thereof to purchase shares of the Company's common stock with an exercise price of $6.44 and expiry date in 2025.

As of December 31, 2023, the Company had 137,658 outstanding warrants, entitling the holder thereof to purchase shares of Company common stock with exercise prices ranging from $2.28 to $11.96 and expiry dates ranging from 2024 to 2026.

13.   Equity Incentive Plan

2011 Equity Incentive Plan

The Company's 2011 Stock Plan was originally adopted by the Company's Board of Directors on July 27, 2011 and the Company's stockholders on October 11, 2011, and most recently amended and restated, and adopted by the Board of Directors on March 10, 2020 and the Company's stockholders on July 21, 2020 (as restated, the "Plan"). The Plan allows the Company to grant restricted stock units ("RSUs"), performance-based restricted stock units ("PRSUs"), restricted stock and stock options to employees and consultants of the Company and any of the Company's parent, subsidiaries, or affiliates, and to the members of the Board of Directors. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISOs"), may be granted only to employees of the Company or any of the Company's parent or subsidiaries (including officers and directors who are also employees). Nonqualified stock options ("NSOs"), may be granted to any person eligible for grants under the Plan.

The Board of Directors or the Compensation Committee of the Board of Directors determines the period over which options vest and become exercisable. Options issued under the Plan generally are exercisable for periods not to exceed ten years and generally vest over a 4-year period with 25% vesting after one year and the remainder vesting monthly thereafter in equal installments.

The Board of Directors or the Compensation Committee of the Board of Directors also determines the term of options, provided the maximum term for ISOs granted to a 10% stockholder must be no longer than 5 years from date of grant and the maximum term for all other options must be no longer than 10 years from date of grant. If an option holder's service terminates, options generally terminate 3 months from the date of termination except under certain circumstances such as death or disability.

The following summary of stock option activity for the periods presented is as follows (in thousands, except share and per share data):

	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance as of December 31, 2023	6,625,812	$ 6.57	4.68	$ 59,957
Options granted	—	—		
Options exercised	(758,101)	7.62		
Options cancelled/forfeited	(193,764)	14.54		
Balance as of December 31, 2024	5,673,947	6.16	3.89	199,239
Exercisable as of December 31, 2024	5,296,299	$ 5.72	3.82	$ 188,261

As of December 31, 2024, there was total unrecognized compensation cost for outstanding stock options of $2.1 million to be recognized over a period of approximately 1.1 years.

As of December 31, 2024, the Company had 23,588,338 shares reserved for issuance and 12,815,029 shares available for issuance under the Plan. There were no stock options granted during the years ended December 31, 2024 and 2023. Stock options granted during the year ended December 31, 2022 had a weighted average grant date fair value of $8.33.

The intrinsic values of outstanding, vested, and exercisable options were determined by multiplying the number of shares by the difference in exercise price of the options and the fair value of the common stock as of December 31, 2024, 2023, and 2022 of $41.27, $15.46, and $9.94 per share, respectively. The intrinsic value of the options exercised represents the difference between the exercise price and the fair market value on the date of exercise. The total intrinsic value of the options exercised during the years ended December 31, 2024, 2023, and 2022 was $18.2 million, $7.7 million, and $4.1 million, respectively.

Performance-based Restricted Stock Units

The Company granted 115,403 PRSUs ("the Target Grant") to certain executive officers during the year ended December 31, 2024. No PRSUs were granted to executive officers during the year ended December 31, 2023 or 2022. The number of PRSUs that may vest depends on the extent to which the performance goals for the award are achieved over a one-year performance period, as determined by the Compensation Committee of the Board, up to a maximum of 200% of the Target Grant. The performance goals for the PRSUs consist of the following two metrics, each with a weighting of 50%: (1) a revenue metric for the year ended December 31, 2024; and (2) an Adjusted EBITDA metric for the year ended December 31, 2024. Each of the metrics are within the Company's published revenue and Adjusted EBITDA guidance described in the Company's press release furnished within Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on February 29, 2024.

The PRSU awards vest over a four-year period with 1/4th of the shares vesting after the first year and 1/16th of the shares vesting each quarter thereafter, subject to continuous service with the Company. The Company uses the grant date fair value of the common stock to measure compensation expense for PRSU awards. Compensation expense is recognized over the vesting period of the PRSU award using the graded-vesting attribution method and shares attained over target upon vesting will be recognized as awards granted in the period.

As of December 31, 2024, the performance goals for the PRSU awards have been achieved at 135% and only the service conditions remain. No PRSU shares have vested as of December 31, 2024, in accordance with the vesting schedule of the awards.

RSU, including PRSU, activity for the periods presented is as follows:

	Number of Shares		Weighted average grant date fair value
Balance as of December 31, 2023	6,182,543	$	12.67
RSUs & PRSUs granted	2,572,091		27.36
RSUs vested and settled	(3,195,162)		31.61
RSUs cancelled/forfeited	(467,871)		14.37
Balance as of December 31, 2024	5,091,601	$	19.22

As of December 31, 2024, there was unrecognized compensation cost for outstanding restricted stock awards, including PRSUs, of $86.6 million to be recognized over a period of approximately 2.8 years.

The number of RSUs vested and settled includes shares of common stock that the Company withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements. RSUs and PRSUs granted during the years ended December 31, 2024, 2023, and 2022 had a weighted average grant date fair value of $27.36, $13.15, and $12.13 per share, respectively. The total fair value of shares vested during the years ended December 31, 2024, 2023, and 2022 was $101.0 million, $39.2 million, and $12.0 million, respectively.

Stock Options Granted to Employees

The fair value of the employee stock options granted is estimated using the Black-Scholes option-pricing model, based on the following assumptions:

	Year Ended December 31,		
	2024	**2023**	**2022**
Expected terms (in years)	N/A	N/A	3.87
Expected volatility	N/A	N/A	65 %
Risk-free interest rate	N/A	N/A	2.22 %
Expected dividend rate	N/A	N/A	0 %

Fair Value of Common Stock: Since the listing of our CDIs on the ASX, the fair value of common stock is based on the closing price of our CDIs on the ASX as reported in Australian dollars, adjusted to reflect the CDI/per share of common stock ratio in effect, and translated to U.S. dollars based on the date of grant of our common stock.

Expected Term: The expected term for employees is based on the simplified method, as the Company's stock options have the following characteristics: (i) granted at-the-money; (ii) exercisability is conditional upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable, or "plain vanilla" options, and the Company has limited history of exercise data. The expected term for non-employees is based on the remaining contractual term.

Expected Volatility: Since we have limited trading history of CDIs in 2022, interests in our common stock, the expected volatility is determined based on the historical stock volatilities of our comparable companies, and the Company's trading data since listing on the ASX. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. As of 2024, expected term assumptions are all historical data for the Company's common stock.

Risk-Free Interest Rate: The risk-free interest rate is based on U.S. Treasury constant maturity rates with remaining terms similar to the expected term of the options.

Expected Dividend Rate: The Company has never paid any dividends and does not plan to pay dividends in the foreseeable future, and, therefore, an expected dividend rate of zero is used in the valuation model.

Equity Awards Issued in Connection with Business Combinations

Tile, Inc.

In connection with the Tile Acquisition in January 2022, the Company issued 1,499,349 shares of retention RSUs with an aggregate fair value of $29.6 million. Of the 1,499,349 shares of retention restricted stock units, 787,446 shares valued at $15.6 million contained performance vesting criteria based on the achievement of certain company milestones during the three months ended March 31, 2022, and vest over a two year period. As of March 31, 2022, the vesting criteria had not been met and all 787,446 restricted stock units were forfeited. The remaining 711,903 retention restricted stock units vest over a two to four year period. As of December 31, 2024, there was $0.3 million of unrecognized compensation expense related to the retention restricted stock units which is expected to be recognized over the remaining weighted average life of 1.0 year. As of December 31, 2023, there was $0.7 million of unrecognized compensation expense related to the retention restricted stock units which is expected to be recognized over the remaining weighted average life of 1.9 years.

The Company also issued 38,730 vested common stock options to Tile employees as stock-based compensation on the acquisition date. The aggregate fair value of $0.4 million was recognized as compensation expense on the date of acquisition.

A total of 694,672 shares of common stock with an aggregate fair value of $13.7 million were issued to Tile shareholders as part of purchase consideration. All $13.7 million was included within purchase consideration.

A total of 1,561 shares of common stock with an aggregate fair value of $30.8 thousand were issued to a key employee, the vesting of which is subject to continued employment over a 30-month period. As of December 31, 2024 and 2023, there was an immaterial amount of unrecognized compensation expense related to unvested restricted stock units which is expected to be recognized over the remaining 0 years and 0.5 years, respectively.

A total of 84,524 shares of common stock were issued as part of consideration transferred and were placed in an indemnity escrow fund to be held for fifteen months after the acquisition date for general representations and warranties. The aggregate fair value of $1.7 million was included within purchase consideration. All 84,524 shares of common stock were released from escrow in April 2023 as scheduled.

Stock-Based Compensation

Stock-based compensation expense was allocated as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue			
Subscription costs	$ 730	$ 651	$ 684
Hardware costs	798	1,096	514
Other costs	4	43	237
Total cost of revenue	1,532	1,790	1,435
Research and development	25,457	22,015	19,431
Sales and marketing	3,344	3,059	3,834
General and administrative	11,936	11,648	9,980
Total stock-based compensation expense	$ 42,269	$ 38,512	$ 34,680

There was $0.7 million of capitalized stock-based compensation costs during the year ended December 31, 2024. There was an immaterial amount of capitalized stock-based compensation costs during the years ended December 31, 2023 and 2022.

14. Income Taxes

The Company has historically incurred pre-tax net operating losses only in the United States since its inception. During the year ended December 31, 2024, the Company incurred $5.5 million of pre-tax net operating losses in the United States and $0.9 million of pre-tax net operating income internationally.

An income tax provision (benefit) of $(0.1) million, $0.6 million and $0.1 million was recorded for the years ended December 31, 2024, 2023 and 2022, respectively. In accordance with ASC 805, a change in the acquirer's valuation allowance that stems from a business combination should be recognized as an element of the acquirer's income tax expense or benefit in the period of the acquisition.

The reconciliation of the Company's effective tax rate to the U.S. statutory federal income tax rate was as follows:

	Year Ended December 31,		
	2024	2023	2022
Statutory federal income tax rate	21 %	21 %	21 %
State tax rate	43 %	(3)%	— %
Research and development tax credits	103 %	5 %	— %
Stock-based compensation	273 %	1 %	(2)%
Fair value adjustment	(4)%	(1)%	2 %
Permanent differences	(4)%	(1)%	(2)%
Officer Compensation	(102)%	(10)%	— %
Change in valuation allowance	(303)%	(14)%	(19)%
Stock issuance	(25)%	— %	— %
Effective tax rate	2 %	(2)%	— %

The significant components of net deferred income tax assets were as follows (in thousands):

| | Year Ended December 31, | |
	2024	2023
Deferred tax assets:		
Reserves and allowances	$ 2,977	$ 1,002
Lease liability	175	259
Depreciable assets	—	162
Net operating loss carryforward	52,776	46,877
Stock-based compensation	3,307	4,359
Capitalized research and development	42,610	39,112
Credits carryforward	16,937	12,651
Total deferred tax assets	118,782	104,422
Deferred tax liabilities:		
Operating lease right-of-use asset	(165)	(250)
Depreciable assets	(125)	—
Acquired intangibles	(9,178)	(10,073)
Data Revenue Partner Warrant	(2,302)	—
Total deferred tax liabilities	(11,770)	(10,323)
Less: Valuation allowance and other reserves	(107,012)	(94,099)
Net deferred tax asset	$ —	$ —

The Company has provided a full valuation allowance on the net deferred tax assets. The valuation allowance increased by $12.9 million during 2024 and $4.5 million during 2023.

At December 31, 2024 the Company had approximately $219.5 million and $121.5 million of federal and state net operating loss carryforwards, respectively, available to offset future taxable income. Such carryforwards expire in varying amounts beginning in 2027. The federal net operating loss carryforwards of $145.6 million arising after December 31, 2017 do not expire.

The Company also had federal and state research and development credit carryforwards of $15.5 million and $14.7 million, respectively. The federal tax credits expire in varying amounts beginning in 2034. The state tax credits do not expire. Additionally, the Company has approximately $0.2 million of tax credits in Canada, which are expected to expire in varying amounts beginning 2033.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a Company. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company performed a Section 382 analysis through December 31, 2024. The Company does not expect any previous ownership changes (as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended) to result in a limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. Subsequent ownership changes may affect the limitation in future years.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and Canada. In the normal course of business, the Company is subject to examination by taxing authorities throughout the nation. The Company is not currently under audit by the Internal Revenue Service or other similar state and local authorities. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

As of December 31, 2024 and 2023, the Company had $12.0 million and $12.1 million, respectively, of gross unrecognized tax benefits related to federal and state research credits. As of December 31, 2024 all unrecognized tax benefits, if recognized, will not affect the Company's effective tax rate. The Company does not anticipate any unrecognized tax benefits in the next 12 months that would result in a material change to its financial position.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

Balance as of December 31, 2022	$	11,091
Additions based on tax positions related to 2023		968
Additions for tax positions of prior years		—
Balance as of December 31, 2023		12,059
Additions based on tax positions related to 2024		2,050
Reductions for tax positions of prior years		(2,077)
Balance as of December 31, 2024	$	12,032

15.   Related-Party Transactions

Hubble Transactions

In November and December 2024, the Company entered into a strategic partnership and series of transactions with Hubble Network, Inc. ("Hubble"), including (i) a technology exclusivity and revenue share agreement ("Hubble Agreement"), (ii) a Hubble SAFE investment ("Related Party SAFE"); and (iii) Hubble's issuance of a warrant to purchase common stock ("Related Party Warrant"). The Hubble Agreement has an initial term of 5 years beginning on November 12, 2024.

As part of this partnership, the Company will leverage Hubble's global satellite infrastructure to introduce a new global location-tracking network service offering. The partnership agreement includes revenue-share payments in which Hubble will pay the Company a percentage of revenue earned from leveraging the new global location-tracking network service offering. Refer to Note 2, "Summary of Significant Accounting Policies" for additional information. As of December 31, 2024, the Company earned no net revenue from the revenue share arrangement. The partnership also allows Hubble to purchase Tile hardware devices at a price equal to the Company's burdened cost of goods sold plus 12.5%. During the year ended December 31, 2024, the Company recognized $0.1 million in hardware revenue from sales to Hubble, which is also included in accounts receivable, net, as of year-end on the Company's consolidated balance sheet.

Alex Haro, the founder, and Chief Executive Officer of Hubble is a co-founder, former executive, and existing member of the Company's Board of Directors. In addition, as part of the agreement, the Company obtained an observer right to Hubble's Board of Directors. As a result, all transactions with Hubble entered into in connection with the strategic partnership are considered related party transactions.

Payments made on behalf of Related Parties in connection with the U.S. IPO

On June 6, 2024, in connection with its U.S. IPO, the Company issued and sold 3,703,704 shares of common stock and certain selling securityholders including members of the Company's board of directors, executive officers, non-executive employees, and other stockholders of the Company, sold 2,908,796 shares of common stock (including 862,500 shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares) in each case at an offering price of $27.00 per share. The Company received net proceeds of $93.0 million after deducting underwriting discounts and commissions of $7.0 million. The Company did not receive any proceeds from the sale of shares of common stock by the selling securityholders. The Company paid the underwriting discounts and commissions in connection with the sale of shares of common stock by the selling securityholders. A summary of the expenses paid on behalf of the selling securityholders is detailed below (in millions):

	Year Ended December 31, 2024
Executive Officers[1]	$ 0.9
Board of Directors	3.9
Non-Executive Employees	0.1
Other	0.6
Total	$ 5.5

(1) Includes $0.7 million in expenses paid on behalf of a securityholder who is both an executive officer and member of the board of directors.

The $5.5 million in total fees paid have been recorded within Other income (expense), net on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

For additional details regarding this transaction, refer to the prospectus supplement filed with the SEC on June 6, 2024 as well as the registration statement on Form S-3 (File No. 333-279271) filed with the SEC on May 9, 2024, of which the prospectus supplement forms a part.

Other Related Party Transactions

Non-executive director, James Synge, is a Principal and Partner of Carthona Capital. During the year ended December 31, 2022, Carthona Capital received consideration of $0.1 million for consultancy services to the Company in relation to capital raising matters. No similar payments were made for the years ended December 31, 2024 or 2023.

16. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees over the age of 21 years. Contributions made by the Company are voluntary and are determined annually by the Board of Directors on an individual basis subject to the maximum allowable amount under federal tax regulations. Employer contributions to the plan were $1.2 million and $1.1 million for the years ended December 31, 2024 and December 31, 2023, respectively. There were immaterial employer contributions to the plan for the year ended December 31, 2022

17. Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net loss per share reflects the potential dilution that could occur if options, RSUs, PRSUs, warrants, or other securities that could result in the issuance of common stock were exercised or converted to common stock using the treasury-stock method. The dilutive effect of the outstanding September 2021 Convertible Notes and July 2021 Convertible Notes are reflected in diluted net loss per share by application of the if-converted method for the years ended December 31, 2023 and 2022.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss	$ (4,555) $	(28,171) $	(91,629)
Denominator:			
Weighted-average shares used in computing net loss per share, basic	72,125,571	66,748,542	62,209,545
Net loss per share, basic	$ (0.06) $	(0.42) $	(1.47)

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss	$ (4,555) $	(28,171) $	(91,629)
(Gain)/loss attributable to September 2021 Convertible Notes	—	—	(1,786)
(Gain)/loss attributable to July 2021 Convertible Notes	—	—	(1,295)
Interest attributable to July 2021 and September 2021 Convertible Notes	—	—	515
Adjusted net loss for diluted earnings per share	(4,555)	(28,171)	(94,195)
Denominator:			
Weighted-average shares used in computing net loss per share, basic	72,125,571	66,748,542	62,209,545
Effect of dilutive securities:			
September 2021 Convertible Notes	—	—	453,626
July 2021 Convertible Notes	—	—	176,422
Adjusted weighted-average shares used in computing net loss per share, diluted	72,125,571	66,748,542	62,839,593
Net loss per share, diluted	$ (0.06) $	(0.42) $	(1.50)

The potential shares of common stock that were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive are as follows:

	Year Ended December 31,		
	2024	2023	2022
Issuances under stock incentive plan, stock options	5,673,947	6,625,812	8,180,840
Issuances upon exercise of common stock warrants	7,761	137,658	137,658
Issuances upon vesting of restricted stock units	5,091,601	6,182,543	6,779,892
Issuances upon conversion of convertible notes	—	325,981	—
Total	10,773,309	13,271,994	15,098,390

18.   **Subsequent Events**

On February 27, 2025, the Company entered into an Asset Purchase Agreement with Fantix, Inc., to purchase certain assets of Fantix, Inc., for a total consideration of $4.5 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024 pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The term "disclosure controls and procedures" means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the twelve months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the guidelines established in the Internal Control—Integrated Framework (*2013*) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the consolidated financial statements included in this Annual Report and, as part of the audit, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024, which is included below.

Limitations on the Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Life360, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Life360, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Francisco, California
February 27, 2025

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

Our officers, as defined in Rule 16a-1(f) of the Exchange Act ("Section 16 Officers"), may from time to time enter into plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense in Rule 10b5-1(c) of the Exchange Act. During the three months ended December 31, 2024, the following Section 16 Officers adopted or terminated a "Rule 10b5-1 trading arrangement" as defined in Item 408 of Regulation S-K of the Exchange Act:

Name	Title	Action	Adoption Date	Expiration Date	Total number of securities to be sold
Russell Burke	Chief Financial Officer	Adoption	09/06/2024	07/28/2025	Up to 49,590 shares
Lauren Antonoff	Chief Operating Officer	Adoption	11/27/2024	12/01/2025	Up to 55,005 shares
Susan Stick	General Counsel	Adoption	11/27/2024	12/01/2025	Up to 55,005 shares
John Philip Coghlan	Chair of the Board of Directors	Adoption	12/06/2024	12/05/2025	Up to 31,250 shares

Additionally, on November 15, 2024, Chris Hulls, our Chief Executive Officer, terminated his 10b5-1 trading plan. Mr. Hulls' 10b5-1 trading plan was originally adopted on September 12, 2024 and was designed to be in effect until August 31, 2025. The aggregate number of shares of common stock to be sold pursuant to Mr. Hulls' 10b5-1 trading plan was 219,000.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item will be contained in the Company's Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024 (the "2025 Proxy Statement"), under the headings "Proposal 1 — Election of Directors" and "Executive Officers" and is incorporated herein by reference.

We have adopted a code of conduct that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. If we make any substantive amendments to the code of conduct or grant any waiver from a provision of the code of conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website. The full text of our code of conduct is on the investor relations portion of our website at investors.life360.com. The inclusion of our website address in this Annual Report on Form 10-K does not include or incorporate by reference into this Annual Report on Form 10-K the information on or accessible through our website.

We have insider trading policies and procedures that govern the purchase, sale and other disposition of our securities by directors, officers, employees and contractors, as well as by the Company itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation.

The information required by this item will be contained in the Company's 2025 Proxy Statement, under the heading "Executive Compensation," and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be contained in the Company's 2025 Proxy Statement, under the heading "Security Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be contained in the Company's 2025 Proxy Statement, under the heading "Transactions with Related Persons and Indemnification," and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be contained in the Company's 2025 Proxy, under the heading - Principal Accountant Fees and Services," and is incorporated herein by reference.



PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements. Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules. The financial statement schedules have been omitted as they are either not applicable or the required information is otherwise included.

3. Exhibits. The exhibits required to be filed as part of this report are listed in the Exhibit List attached hereto and are incorporated herein by reference.

Exhibit No.	Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Filing Date	Exhibit Number
3.1*	Restated Certificate of Incorporation of the Company		8-K	000-56424	June 3, 2024	3.1
3.2*	Amended and Restated Bylaws of the Company		8-K	000-56424	June 3, 2024	3.2
4.1†*	Fourth Amended and Restated Investors' Rights Agreement dated September 18, 2018, by and among Life360, Inc., the Founders, the Existing Preferred Holders and the New Investors		10-12G/A	000-56424	July 5, 2022	4.1
4.2	Description of Capital Stock	X				
10.1+*	Form of Indemnification Agreement between Life360 and its directors and officers		10-12G/A	000-56424	July 5, 2022	10.1
10.2+*	Amended and Restated 2011 Stock Plan		10-12G/A	000-56424	July 5, 2022	10.2
10.3+	Form of Amended and Restated 2011 Stock Plan Restricted Stock Unit Agreement		10-K	000-56424	February 29, 2024	10.3
10.4+	Form of Amended and Restated 2011 Stock Plan Stock Option Agreement		10-K	000-56424	February 29, 2024	10.4
10.5+*	Life360 Compensation Plan for Board Directors and Company Leadership		10-12G/A	000-56424	July 5, 2022	10.5
10.6+*	Employment Agreement, dated May 14, 2019, between Life360, Inc. and Chris Hulls		10-12G/A	000-56424	July 5, 2022	10.6
10.7+†*	Employment Agreement, dated November 22, 2021, by and between Tile, Inc. pursuant to that certain Agreement and Plan of Merger, dated November 22, 2021, by and between the Company, Life360, Inc. and certain other parties, and Charles J. Prober		10-12G/A	000-56424	July 5, 2022	10.8
10.8+*	First Amendment to Employment Agreement, dated April 7, 2022, between Life360, Inc. and Charles J. Prober		10-12G/A	000-56424	July 5, 2022	10.9

10.9+*	Retention Bonus Letter between Life360, Inc. and Christopher Hulls (2016)	10-12G/A	000-56424	July 5, 2022	10.11
10.10§*	Data Services and License Agreement, effective as of January 26, 2022, by and between Life360, Inc. and Placer Labs Inc.	10-12G/A	000-56424	July 5, 2022	10.13
10.11§	Amendment No. 1 to Data Services and License Agreement, effective as of June 8, 2022, by and between Life360, Inc. and Placer Labs Inc.	10-K	000-56424	February 29, 2024	10.12
10.12†§*	Warranty Program Agreement, dated June 26, 2020, by and between Cover Genius Warranty Services, LLC and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.15
10.13§*	First Amendment to the Warranty Program Agreement, dated September 17, 2020, by and between Cover Genius Warranty Services, LLC and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.16
10.14§*	Second Amendment to the Warranty Program Agreement, dated October 8, 2021, by and between Cover Genius Warranty Services, LLC and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.17
10.15§*	Manufacturing Services Agreement, dated March 8, 2017, by and between Jabil Circuit, Inc., Jabil Circuit (Singapore) Pte. Ltd. and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.18
10.16*	Letter Agreement, dated June 2, 2022, by and among Jabil, Inc., Jabil Circuit (Singapore) Pte. Ltd. and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.19
10.17†*	Office Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated September 12, 2019, by and between 1900 Atrium Associates, LP and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.31
10.18*	First Amendment to Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated August 18, 2020, by and between 1900 Atrium Associates, LP and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.32
10.19*	Second Amendment to Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated January 10, 2022, by and between 1900 Atrium Associates, LP and Tile, Inc.	10-12G/A	000-56424	July 5, 2022	10.33
10.20*	Fourth Amendment to Lease for 1900 S. Norfolk Street, Suite 310, San Mateo, California, dated May 4, 2023, by and between 1900 Atrium Associates, L.P. and Life360, Inc.	10-Q	000-56424	August 14, 2023	10.1
10.21*	Vendor Terms and Conditions between Tile, Inc. and Amazon.com, effective June 4, 2018	10-12G/A	000-56424	July 5, 2022	10.35
10.22*	Apple Developer Program License Agreement between Life360, Inc. and Apple Inc.	10-12G/A	000-56424	July 5, 2022	10.36
10.23*	Schedules 2 and 3 to Apple Developer Program License Agreement between Life360, Inc. and Apple Inc.	10-12G/A	000-56424	July 5, 2022	10.37
10.24*	Separation Agreement and Consulting Agreement between Life360, Inc. and CJ Prober	10-Q	000-56424	August 14, 2023	10.2



10.25+	Form of Non-Executive Director Appointment Letter		10-K	000-56424	February 29, 2024	10.26
10.26*	Form of 2023 Severance and Change in Control Plan		10-Q	000-56424	May 10, 2024	10.1
10.27+*	Employment Agreement, dated May 11, 2020, by and between Life360, Inc. and Russell Burke		10-Q	000-56424	May 10, 2024	10.2
10.28+*	Employment Agreement, dated May 2, 2023, by and between Life360, Inc. and Lauren Antonoff		10-Q	000-56424	May 10, 2024	10.3
10.29+*	Employment Agreement, dated July 31, 2023, by and between Life360, Inc. and Susan Stick		10-Q	000-56424	May 10, 2024	10.4
10.30*	Jabil Manufacturing Services Agreement, dated October 25, 2024, by and between Life360, Inc. and Jabil Inc., for itself and Jabil Circuit (Singapore) Pte. Ltd.		10-Q	0001-42120	November 12, 2024	10.1
10.31	Exclusivity and Revenue Share Agreement with Hubble Network Inc.	X				
19.1	Insider Trading Policy	X				
21.1*	List of Subsidiaries of the Company		10-12G/A	000-56424	July 5, 2022	21.1
23.1	Consent of Deloitte and Touche LLP, an Independent Registered Public Accounting Firm.	X				
23.2	Consent of BDO USA, P.C., an Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney (included on the signature page to this report)	X				
31.1	Chief Executive Officer Certification Pursuant to Rule 13a-14(a) of the Exchange Act.	X				
31.2	Chief Financial Officer Certification Pursuant to Rule 13a-14(a) of the Exchange Act	X				
32.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.1	Incentive Compensation Recoupment Policy	X				
101.INS	Inline XBRL Instance Document	X				
101.SCH	Inline XBRL Schema Document	X				
101.CAL	Inline XBRL Calculation Linkbase Document	X				
101.DEF	Inline XBRL Definition Linkbase Document	X				
101.LAB	Inline XBRL Label Linkbase Document	X				

101.PRE   Inline XBRL Presentation Linkbase Document   X

104   Cover Page Interactive Data (formatted as Inline XBRL and   X
           contained in Exhibit 101)

---

*   Filed previously.

\+   Indicates a management contract or compensatory plan, contract or arrangement.

†   Certain exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

§   Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFE360, INC.

Dated: February 27, 2025   By: /s/ Chris Hulls

                                              Chris Hulls

                                              Chief Executive Officer

                                              (Principal Executive Officer)

Dated: February 27, 2025   By: /s/ Russell Burke

                                              Russell Burke

                                              Chief Financial Officer

                                              (Principal Financial Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Chris Hulls and Russell Burke, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Chris Hulls Chris Hulls	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2025
/s/ Russell Burke Russell Burke	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2025
/s/ Charles (CJ) Prober Charles (CJ) Prober	Director	February 27, 2025
/s/ John Philip Coghlan John Philip Coghlan	Chair of the Board of Directors	February 27, 2025
/s/ Mark Goines Mark Goines	Director	February 27, 2025
/s/ Alex Haro Alex Haro	Director	February 27, 2025
/s/ Brit Morin Brit Morin	Director	February 27, 2025
/s/ James Synge James Synge	Director	February 27, 2025
/s/ David Wiadrowski David Wiadrowski	Director	February 27, 2025
/s/ Randi Zuckerberg Randi Zuckerberg	Director	February 27, 2025

Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of Life360, Inc. (the "Company," "we," "us" or "our") capital stock based on the provisions of our Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation"), our Amended and Restated Bylaws (our "Bylaws"), and relevant provisions of the Delaware General Corporation Law (the "DGCL"). The descriptions herein are qualified in their entirety by our Certificate of Incorporation and Bylaws, copies of which have been filed or are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as the relevant provisions of the DGCL.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares, all with a par value of $0.001 per share.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our Certificate of Incorporation or required by applicable law. Holders of our CDIs are entitled to one vote for every three CDIs they hold. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation does not grant stockholders the right to vote cumulatively. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividend Rights

Subject to prior rights that may apply to shares of our common stock outstanding at the time, the holders of outstanding shares of our common stock on the applicable record date are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board of Directors (our "Board") may determine.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, or a Liquidation Transaction (as such term is defined in our Certificate of Incorporation) the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock.

Preemptive or Similar Rights

Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are fully paid and non-assessable.

CHESS Depositary Interests

Shares of our common stock are traded on the Australian Securities Exchange (the "ASX") in the form of CDIs, under the symbol "360." Shares of our common stock are not traded on the ASX because ASX's electronic settlement system, known as CHESS, cannot be used for the transfer of securities of issuers incorporated in certain countries, including the United States. CDIs have been created to facilitate electronic settlement and transfer in Australia for companies in this situation. Legal title to the shares of our common stock underlying the CDIs is held by an Australian depositary nominee, CDN.

Exhibit 4.2

CDIs are units of beneficial ownership in shares of our common stock. Each CDI represents a beneficial interest in one-third of a share of our common stock. The CDI holders receive all direct economic and other benefits of shares of our common stock on a 3-for-1 basis. The CDIs may be transmuted into shares of our common stock on a 3-for-1 basis at the election of the CDI holder.

There are a number of differences between holding CDIs and shares of our common stock. The major differences are that:

- CDI holders do not have legal title in the underlying shares of our common stock to which the CDIs relate (the chain of title in the shares underlying the CDIs is summarized above); and
- CDI holders are not able to vote personally as stockholders at a meeting of Life360. Instead, CDI holders are provided with a voting instruction form which will enable them to instruct the depositary nominee in relation to the exercise of voting rights.

Alternatively, CDI holders can transmute their CDIs into shares of our common stock in sufficient time before the relevant meeting, in which case they will be able to vote personally as stockholders of Life360.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our Certificate of Incorporation, and Bylaws, contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our common stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Stockholder Meetings

Our Bylaws provide that a special meeting of stockholders may be called only by our Board, the chairperson of our Board, the chief executive officer, or the president, and shall be called by the secretary following receipt of signed written requests to call a special meeting from the holders of at least 10% of the outstanding shares of stock of the Company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws currently require that nominations for the election of directors by a stockholder must be received no later than 90 days nor earlier than 120 days prior to the first anniversary of the immediately preceding year's annual meeting of the stockholders; provided, however, that if the date of the annual meeting is more than 30 days before or more than 30 days after such anniversary date, notice by the stockholder must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Company. Such notice must contain information specified in our Bylaws as to the director nominee

Exhibit 4.2

or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation and Bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our Board is divided into three classes, with the number of directors in each class as nearly equal in size as is practicable. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders.

Vacancies; Removal of Directors

Our Bylaws provide that any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). No member of our Board may be removed from office by our stockholders except for cause by holders of a majority of the shares then entitled to vote at an election of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be "interested stockholders" from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.

Corporate Opportunities

Our Certificate of Incorporation provides for the renouncement by us of any interest or expectancy of ours in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any of our directors who is not an employee or officer of us or any of our subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of any of our directors expressly and solely in that director's capacity as our director.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our stockholders, directors, officers, employees or agents to us or our stockholders; (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine, and (B) the federal district courts of the U.S. will be the exclusive forum for the resolution of any complaint asserting a cause of

Exhibit 4.2

action under the Securities Act of 1933, as amended (the "Securities Act"), including all causes of action asserted against any defendant named in such complaint. The exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act of 1934, as amended, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Exchange Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol "LIF." In addition, our common stock is listed on ASX as an ASX Foreign Exempt Listing under the symbol "360" in the form of CDIs.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock, including shares underlying all issued and outstanding CDIs, is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, MA 02021, and its telephone number is (866) 595-6048.

Exhibit 10.31

CERTAIN SCHEDULES AND EXHIBITS HAVE BEEN OMITTED PURSUANT TO ITEM 601(a) (5) OF REGULATION S-K. IN ADDITION, PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED PURSUANT TO ITEM 601(b)(2) OF REGULATION S-K BECAUSE THEY (i) ARE NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION HAS BEEN MARKED WITH [***]. THE COMPANY AGREES TO FURNISH SUPPLEMENTALLY TO THE COMMISSION AN UNREDACTED COPY OF THIS EXHIBIT, OR A COPY OF ANY OMITTED SCHEDULE OR EXHIBIT, UPON REQUEST.

TECHNOLOGY EXCLUSIVITY

AND REVENUE SHARING

AGREEMENT

by and between

Hubble Network Inc.

and

Life360, Inc.

Exhibit 10.31

Addenda:

Addendum A – Defined Terms

Addendum B – Technical Specifications [***]

Addendum C – Hubble Satellite Network Rate Sheet [***]

Addendum D – Service Level Agreement [***]

Addendum E – Tile Device Supply Provisions [***]

Addendum F – Example Calculations of Revenue Share Payments [***]

Addendum G – Data Processing Addendum [***]

Exhibits:

Exhibit A – Form of SAFE [***]

Exhibit B – Form of Side Letter [***]

Exhibit C – Form of Warrant [***]

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the U.S. Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

Exhibit 10.31

THIS TECHNOLOGY EXCLUSIVITY AND REVENUE SHARING AGREEMENT (this "***Agreement***") is made and effective as of November 12, 2024 (the "***Effective Date***"), by and between Hubble Network Inc., a Delaware corporation ("***Hubble***"), and Life360, Inc., a Delaware corporation ("***L360***"). Each of Hubble and L360 may be referred to herein as a "***Party***" and collectively as the "***Parties***".


<u>RECITALS</u>


WHEREAS, Hubble is in the business of the development and maintenance of a proprietary low earth orbit constellation of satellites with Bluetooth low energy ("***BLE***") data and location services (the "***Hubble Satellite Network***");

WHEREAS, L360 is in the business of offering tracking products and services related to the tracking of people, objects, and pets through (i) its smartphone apps (the ***"Life360 Apps"***) and scanning technology (together, the ***"Life360 BLE Network"***) that listen for BLE advertisements and forward them to a BLE network based on the UUID, and (ii) its hardware products (collectively, ***"Tile Hardware" or "Tile(s)"***);

WHEREAS, L360 desires to access the Hubble Satellite Network and related Hubble technology for use with L360's products and services; and

WHEREAS, Hubble desires to access the Life360 BLE Network and to purchase Tile Hardware for use with Hubble's business to offer asset management and tracking products and services to Enterprises.


<u>AGREEMENT</u>


NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.   <u>Definitions</u>. Capitalized terms used but not otherwise defined hereunder shall have the meanings ascribed to them in <u>Addendum A</u>.

2.   <u>Commercial Terms</u>.

      2.1   <u>Hubble Commitments and Obligations</u>. In consideration of the license grant and exclusivity terms, in addition to Hubble's other rights provided hereunder, Hubble shall ensure during the Term that it will:

          (a)   Build and maintain the Hubble Developer Platform, the Hubble Embedded SDK, and the Hubble API in accordance with the technical specifications set forth on <u>Addendum B</u>;

          (b)   Dedicate a minimum of five (5) full-time employees or contractors throughout the Term (as defined below), who will be solely dedicated to: (i) building the Hubble Developer Platform, the Hubble Embedded SDK and the Hubble API; (ii) collaborating with the L360 team and maintaining inter-connectivity of the Life360 BLE Network with the Hubble Satellite Network

Exhibit 10.31

and with the Hubble Developer Platform, including compatibility for L360 as part of the support infrastructure for the Life360 Developer Platform and Map Layer solely with respect to L360 devices; and (iii) maintaining the overall location-sharing and tracking services and finder network infrastructure for the Hubble Satellite Network;

(c)   Use commercially reasonable efforts to enable satellite finding capacity (including connectivity to the Hubble Satellite Network and the Hubble Developer Platform) for the current generation Tile Hardware (which include the nRF52 series chipset) and future generation Tile Hardware in order to allow commercialization of the Tile Hardware with satellite finding capacity;

(d)   Actively increase its ability to scan for and identify Life360 Apps and Tile Hardware for so long as Enterprise Exclusivity is in effect, and use reasonable efforts to pursue networking agreements with third parties who operate finder networks (such as smartphone apps and hardware gateway providers) to cause those networks to also scan for Life360 Apps and Tile Hardware (the *"Expanded BLE Network"*);

(e)   Market and manage the Hubble Developer Platform for Enterprise customers;

(f)   Allow the Life360 Apps and Tile Hardware, and the consumer software apps and hardware products of L360's authorized third-party developer partners, if any, to access the Expanded BLE Network [***] ("*Basic Network Access*"); provided, however, that such Basic Network Access will be limited to the following: (i) connection to the Expanded BLE Network for discovery and pairing of devices, (ii) access to scan and read advertising packets from other BLE apps/products within proximity, and (iii) the ability to send and receive simple data packets between connected apps/products. Any additional features or functionalities beyond the Basic Network Access [***] and will require separate negotiation and agreement between the Parties;

(g)   Allow the Life360 Apps and Tile Hardware to access the Hubble Satellite Network, which access shall incur the fees set forth on Addendum C (the "*Network Access Fees*"); and ensure that the Hubble Satellite Network and the Hubble Developer Platform are available in accordance with the service level terms provided in Part I of the attached Addendum D.

(h)   Include Tile Hardware as a part of the Smartpin offering (once such Smartpin offering has been developed) as the preferred and primarily promoted hardware and device for use with the Smartpin offering (the "*Tile Packaging Requirement*"); provided, however, that: (i) such Tile Packaging Requirement shall be valid only for so long as the Enterprise Exclusivity is also in effect. Hubble shall be solely responsible for account management, customer support, contract negotiation, and other matters in relation to its Smartpin offering. Hubble will not include, or cause to be included, in any agreement, contract, or terms of service with its customers, any provisions that (a) purport to extend any of L360's representations, warranties, guarantees (including service level commitments), or assurances under this Agreement to Hubble's customers or otherwise impose or purport to impose on L360 any direct liability to such customers; or (b) provide for any representations, warranties, guarantees (including service level commitments), or

Exhibit 10.31

assurances regarding the Tile Hardware or other Life360 Technology beyond (or inconsistent with) those expressly agreed upon by L360 in this Agreement; and

(i)   If Hubble decides to offer form factors and other specifications not typically sold by L360 for usage with the Smartpin offering (an "*Out-of-spec Smartpin Hardware*"), then prior to entering into a purchasing agreement with a third party hardware provider to provide such Out-of-spec Smartpin Hardware, Hubble will provide written notice and the technical requirements to L360 for such Out-of-spec Smartpin Hardware and give L360 a reasonable opportunity to make a proposal for supplying to Hubble such Out-of-spec Smartpin Hardware. L360 shall [***] from the date of receipt of such notice to submit their proposal or provide notice that L360 will not submit a proposal, after which Hubble may proceed to contract with a third-party provider.

2.2   <u>L360 Commitments and Obligations</u>. In consideration of the license grant and exclusivity terms, in addition to L360's other rights provided hereunder, L360 shall ensure during the Term that it will:

(a)   Cause all Tile Hardware and Life360 Apps, to the extent they have been enabled by individual users through permission settings, and to the extent allowed by app store requirements and any applicable legal requirements, to scan for L360 devices or other Bluetooth devices, to: (i) scan for the Hubble UUID in a materially equivalent fashion to how they scan for the Tile Hardware UUID; (ii) forward Hubble UUID data streams to the Hubble Developer Platform; and (iii) ensure that the foregoing functionality is available in accordance with the service level terms provided in Part II the attached <u>Addendum D</u> (the "*Hubble UUID Scanning Function*"). L360 may refer to Hubble in any updated L360 terms or other user communication (including requests for operating system or other user permissions) as reasonably necessary to inform users about the service and to comply with legal and third-party contractual obligations; where feasible, L360 will provide Hubble with notice and work with Hubble to address any concerns.

(b)   Provide Hubble with developer access to hardware, firmware, software, and their respective documentation for the Life360 Technology as may be mutually deemed necessary by the Parties;

(c)   Maintain required APIs for developers;

(d)   Promote the Hubble Satellite Network and any Expanded BLE Network in business and consumer press;

(e)   Promote Hubble, the Hubble Satellite Network, and any Expanded BLE Network on future Tile Hardware packaging after such network is available;

(f)   Update the Tile.com and Life360.com homepage to link to the Smartpin homepage as the official Tile asset tracking / "*Tile for Business*" partner and solution when the Smartpin offering is available;

Exhibit 10.31

(g)   Subject to and consistent with the achievement of the milestones set forth in Section 2.4, make all future Tile Hardware or other L360 developed location tracking devices to be compatible with Hubble UUID and to have the ability to make use of the Expanded BLE Network;

(h)   Allocate a commercially reasonable level of engineering support for any Hubble support request within [***] of a request being submitted by Hubble (email sufficient);

(i)   Maintain the Tile Network Threshold (as defined in Addendum C), provided that Hubble's sole and exclusive remedy, and L360's sole and exclusive liability, for breach of this clause (l) shall be the adjustment to the cost per Tile per calendar year for purposes of the Network Access Fees calculation as set forth in Addendum C; and

(j)   Subject to the forecast and other procedures set forth in Addendum E, sell to Hubble current and future generation Tile Hardware in accordance with the minimum technical specifications and under the warranties set forth on Addendum E, at the burdened cost of goods ("*COGS*") sold plus [***], such burdened COGS shall include only the following costs: component, labor, and packaging and shipping costs, and any applicable taxes, duties, tariffs, or other governmental charges related to the importation, exportation, or sale of the devices (the "*Tile Acquisition Price*").   L360 shall fulfill all orders from Hubble in accordance with the Tile Acquisition Price and Hubble shall not be required to pay any additional fees or charges beyond the Tile Acquisition Price for each Tile Hardware device.   Payment terms for all sales of Tile Hardware devices by Hubble shall be net [***] from delivery, and shall be made in US dollars;

2.3   Expanded Network. During the Term, Life360 may pursue agreements with third parties who operate finder networks (such as smartphone apps and hardware gateway providers) to cause those networks to also scan for Life360's Apps, Tile Hardware, and other software or devices. If Life360 enters any such agreement that includes the ability to scan for Hubble UUIDs, then the network created by that agreement shall be considered part of the Expanded BLE Network for purposes of this Agreement.

2.4   Milestones. The Parties will use commercially reasonable efforts to achieve key milestones based on the following timeline:

Exhibit 10.31

Deadline	Milestone Description
Within [***] of the Effective Date	Each of Hubble and L360 have created dedicated teams for the purposes of implementing its obligations under this Agreement.
Within [***] of the Effective Date	L360 will update the Life360 Apps with Hubble UUID scanning for iOS and Android which update shall: (i) be released to all L360 users as part of a general release app update; and (ii) forward the Hubble UUID data streams to the Hubble Developer Platform via the Hubble API (the "***Production Launch Milestone***"). The Parties agree that L360 shall not be responsible for any delay caused by the actions of an app store, including any app store review of the update. The Parties further agree that L360's responsibility is only to release a general update to all users, and the Parties acknowledge that L360 has no ability to force users to update their apps. L360 direct co-marketing email campaign to all current Tile Enterprise Users with [***] or more active Tiles in their account, with a soft introduction that a new Tile for Business / Asset tracking management platform is coming soon, initiating a sign up for more motion/action that sends Tile Enterprise Users to a Hubble hosted URL and intake form.

3. **Exclusivity.**

    3.1   <u>Consumer Device Exclusivity</u>. [***]

    3.2   <u>Enterprise Exclusivity</u>. [***]

    3.3   <u>Early Termination of Enterprise Exclusivity</u>. If Hubble fails to meet the minimum Revenue Share Payment Thresholds specified below for any year during the Term, then L360 may, at its option, terminate the Enterprise Exclusivity or elect to waive the shortfall for 2026 (i.e. [***]), and extend Enterprise Exclusivity solely for the next calendar year (i.e. 2027).

Calendar Year	Revenue Share Payment Threshold*
2024	[***]
2025	[***]
2026	[***]
2027	[***]
2028	[***]

* Revenue Share Payment Thresholds represent accrued revenue amounts for all prior years. For example, the [***] figure for 2027 includes all Revenue Share Payments from 2024 through 2027.

    If Hubble fails to meet the minimum Revenue Share Payment Threshold for two successive calendar years, then Enterprise Exclusivity terminates on December 31 of the second year it fails to meet the minimum Revenue Share Payment Threshold. For the avoidance of doubt, Hubble is not required to make any minimum revenue payments to L360 for the 2024 and 2025 calendar years; however, any

Exhibit 10.31

amounts paid during the 2024 and 2025 calendar years shall be included in the calculation of Revenue Share for the 2026 calendar year.

3.4   Early Termination of Exclusivity. If there is an early termination of Enterprise Exclusivity, then Consumer Exclusivity automatically terminates on the date of Enterprise Exclusivity termination.

3.5   Research & Development Exclusion. Notwithstanding the foregoing or anything else to the contrary hereunder, nothing shall restrict or prohibit either Party from working with any third-party (whether enterprise or consumer) to develop products and/or services for a Party's network, so long as such third-party does not officially launch a commercial product or service utilizing the other Party's network until after the applicable exclusivity period ends. Any research and development or other exploratory work done by a Party with any other party shall not be considered a breach of the terms hereunder.

4.   Joint Opportunities.

4.1   Mutual Opportunities. During the Term, the parties may from time to time present opportunities to each other that fall outside of the exclusivity described in this Section, consistent with Hubble's focus on Enterprise opportunities and L360's focus on consumer and advertising opportunities. The parties agree to work together in good faith to evaluate such opportunities and determine whether they are appropriate for collaboration. If the parties agree to collaborate on such opportunities, they shall enter into a separate written agreement that sets forth the terms and conditions of such collaboration. The parties acknowledge and agree that neither party shall have any obligation to present any opportunities to the other party, and that each party shall have the right to pursue opportunities independently or with third parties, subject to the terms of this Agreement.

5.   Revenue Sharing; Payment Terms; Expenses.

5.1   Revenue Share. In exchange for Hubble's access to the Life360 Technology, including, without limitation, the Life360 BLE Network, and L360's other obligations provided hereunder, for each Reporting Period Hubble shall pay to L360 the following revenue share amounts (the "***Revenue Share Payments***"):

(a)   an amount equal to [***] of the Smartpin Revenue earned by Hubble as determined by Hubble in accordance with its application of generally accepted accounting principles in the United States ("***GAAP***") during such Reporting Period; and

(b)   an amount equal to (i) [***] of the Enterprise Revenue earned by Hubble as determined by Hubble in its application of GAAP during such Reporting Period *multiplied by* (ii) the greater of [***] or the applicable L360 Network Coverage Ratio for such Reporting Period.

There shall be no double-counting of revenue between the Smartpin Revenue and Enterprise Revenue. Any dollar of revenue included in the calculation of Smartpin Revenue must not also be included in the calculation of Enterprise Revenue (and *vice versa*). For reference and illustrative purposes, example calculations of the Revenue Share Payments are included on Addendum F.

Exhibit 10.31

5.2   Enterprise Pricing. On the second anniversary of the Effective Date, the Parties shall mutually agree upon a rate sheet for the standard rate that Hubble plans to charge to then new Enterprise customers for access and utilization of the Life360 BLE Network (the "***Standard Access Rate***"). Hubble covenants to L360 that, during the Term: (i) Hubble will not enter into an agreement with an Enterprise customer which grants more than a [***] discount on the Standard Access Rate (if established) in a standalone agreement for the Life360 BLE Network; and (ii) any agreement with an Enterprise customer that includes usage of the Life360 BLE Network and the Hubble Satellite Network must allocate a percentage of the resulting revenue as Enterprise Revenue (such percentage to be agreed upon by the parties at the second anniversary of the Effective Date) and subject to Section 5.1(b) above.

5.3   Audit Rights. During the Term, L360 shall have the right, upon reasonable prior written notice to Hubble no less than [***] in advance, to request to review Hubble's books and records pertaining only to the Smartpin Revenue and/or Enterprise Revenue. Hubble shall provide L360 with access to such books and records during normal business hours at Hubble's principal place of business or such other location as may be mutually agreed upon by the Parties. L360 shall be responsible for all costs and expenses incurred by Hubble in connection with such review, including, without limitation, the costs of any third-party auditor engaged by Hubble to assist in the review. L360 shall keep all information obtained during such review confidential and shall not disclose such information to any third party without Hubble's prior written consent, except as required by law. Hubble may require L360 or its auditor to enter into a confidentiality agreement prior to conducting such review as a condition to providing access to such books and records. L360 shall not have the right to conduct more than one such review in any twelve-month period. To the extent any of the records may pertain to highly confidential information (e.g., government contracts, sensitive customer information, etc.), Hubble may redact or withhold such information from L360, provided that Hubble shall provide L360 with a written explanation of the basis for such redaction or withholding. Upon the termination or expiration of this Agreement, L360 shall promptly return or destroy all copies of such records in its possession or control, and shall certify in writing to Hubble that it has done so.

5.4   Payment Schedule. Within [***] after the end of each Reporting Period: (i) Hubble shall pay L360 the applicable Revenue Share Payments, less Network Access Fees for such Reporting Period (if any); and (ii) to the extent that the Network Access Fees exceeds the Revenue Share Payments for such Reporting Period (if any), L360 shall pay to Hubble the accrued Network Access Fees less the Revenue Share Payments.

5.5   Payment Method. All payments to be made under this Agreement shall be made by electronic funds transfer to an account designated by the payee, unless otherwise agreed upon by the Parties in writing.

5.6   Payment Statements. Within [***] following the end of the Reporting Period, Hubble shall provide a detailed statement (a "***Reporting Statement***") showing: (i) the calculation of the revenue recognition and related shares for such Reporting Period, including, without limitation, the Smartpin Revenue, Enterprise Revenue, and L360 Network Coverage Ratio for such Reporting Period; and (ii) the calculation of the Network Access Fees incurred during such Reporting Period, including the number of Active Monthly Tiles on the Life360 BLE Network for each calendar month during such

Exhibit 10.31

Reporting Period. The parties agree to reduce the time period for Hubble to provide the Reporting Statement to [***] when reportable revenue reaches [***] annually.

        5.7   <u>Taxes and Expenses</u>. All payments made under this Agreement shall be exclusive of any taxes. Each Party shall be responsible for its own tax obligations in connection with the Revenue Share Payments and Network Access Fees. Except as otherwise expressly set forth hereunder, each Party shall be responsible for its own costs and expenses incurred in connection with the performance of its obligations under this Agreement.

        6.   <u>Intellectual Property License</u>.

        6.1   <u>Hubble IP; Reservation of Rights</u>. The Parties acknowledge and agree that, as between themselves, Hubble is the sole owner of the Hubble Satellite Network, the trademark rights to use the name "Hubble" in connection with the business activities contemplated by this Agreement, the Hubble Developer Platform, the Hubble Embedded Software Development Kit (the "***Embedded SDK***"), and all improvements, modifications, enhancements, derivatives, inventions, discoveries, and other works of authorship, whether or not patentable, arising from or in connection with the Hubble Satellite Network, the Hubble Embedded SDK, and any related technology (collectively referred to as "***Hubble IP***"). Notwithstanding anything to the contrary, Hubble shall have exclusive ownership of all rights, title, and interest in and to the Hubble IP throughout the universe. All rights not granted to L360 under this Agreement are expressly reserved by Hubble.

        6.2   <u>Hubble IP License Grant</u>. Subject to the terms and conditions of this Agreement, Hubble grants L360 a limited, non-exclusive, non-transferable (except as permitted under Section 18.1), and royalty-free license during the Term to the Hubble IP solely in connection with the Life360 BLE Network, the Tile product, and other products or services mutually approved by both Parties in writing (the "***Hubble License Grant***"). The Hubble License Grant shall include the right to: (i) install, use and reproduce a reasonable number of copies of the Embedded SDK and other Software included in the Hubble IP in source code form to develop, test, and debug L360 and Tile related devices, smartphone apps and backend, (ii) compile, modify, and prepare derivative works of, any sample computer source code included in the Hubble IP to develop, test, and debug L360 and Tile related devices, smartphone apps and backend; (iii) use and make calls to the Hubble API to develop and maintain L360 and Tile related devices, smartphone apps and backend; and (iv) access and use the services provided by the Hubble Satellite Network and the Hubble Developer Platform, in each case of clauses (i) through (iv) for the limited purpose of enabling L360 to create interoperability between its products or services and the Hubble Satellite Network, the Hubble Developer Platform, and the Embedded SDK. L360 shall not sublicense, sell, assign, rent, lease, transfer, or otherwise grant rights to any third party with respect to the Hubble IP without the prior written consent of Hubble; provided, however, L360 may sublicense the Hubble License Grant to L360's Affiliates, or its vendors or contractors performing services for or on behalf of L360 or its Affiliates (each, a "***Life360 Subcontractor***"); provided further, that each Life360 Subcontractor is subject to substantially similar confidentiality and intellectual property restrictions set forth in this Agreement and L360 shall remain liable for the actions and breaches of such Life360 Subcontractor. Except as provided herein, the license granted under this Section does not convey any right, title, or interest in or to any other Intellectual Property Rights owned by Hubble. For the avoidance of doubt, nothing herein shall prevent Hubble from licensing the Hubble IP to other parties.

Exhibit 10.31

6.3   L360 IP; Reservation of Rights.   The Parties acknowledge and agree that, as between themselves, L360 is the sole and exclusive owner of all of the L360 and Tile hardware designs, smartphone apps and backend including, but not limited to, its location technology, hardware, and their respective software development kits, and any and all improvements, modifications, updates, upgrades, enhancements, derivatives, inventions, discoveries, and other works of authorship, whether or not patentable or copyrightable, including, without limitation, any software code, algorithm, databases, data structures, trademarks, arising from or in connection with the L360 and Tile smartphone apps and backend and related technology (the "*Life360 Core IP*"). Subject to the license grants, L360 shall have exclusive ownership of all rights, title, and interest in and to the Life360 Core IP throughout the universe. All rights not granted to Hubble under this Agreement with respect to Life360 Core IP are expressly reserved by L360.

6.4   L360 IP License Grant. Subject to the terms and conditions of this Agreement, L360 grants Hubble a limited, non-exclusive, non-transferable, and royalty-free license during the Term to the Life360 Core IP and to use the Life360 Technology, in each case solely in connection with the Life360 BLE Network and Hubble Satellite Network, for the limited purpose of enabling Hubble to perform its commitments and obligations set forth in this Agreement. Hubble shall not sublicense, sell, assign, rent, lease, transfer, or otherwise grant rights to any third party with respect to the Life360 Core IP without the prior written consent of Hubble. Except as provided herein, the license granted under this Section does not convey any right, title, or interest in or to any other Intellectual Property Rights owned by L360. For the avoidance of doubt, nothing herein shall prevent L360 from licensing the Life360 Core IP to other parties.

6.5   Life360 Developer Platform and Map Layer. The Parties acknowledge and agree that any and all works conceived, made, developed, discovered, authored, invented or reduced to practice solely by or on behalf of L360 in connection with making Life360 Developer Platform and Map Layer compatible with third party consumer devices so that such devices appear on the Life360 map, remains the sole and exclusive property of Life360; provided, however, that L360 shall not have any right or interest in or to any of the Intellectual Property Rights developed by Hubble in relation to the Hubble Satellite Network, which includes, without limitation, any dashboards or other user interfaces developed by Hubble in connection with visualizing or displaying the Smartpin tracking data.

7.   Representations, Warranties and Covenants.

7.1   Mutual Representations, Warranties and Covenants.   Each Party hereby represents, warrants and covenants to the other Party that: (a) it has full right, power and authority to enter into this Agreement and to perform its obligations, and grant the rights and licenses granted, hereunder, and this Agreement constitutes the valid and binding obligation of such Party; (b) it is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it was organized and has the requisite power and authority to own, lease and operate its business as currently conducted and proposed to be conducted; (c) the execution or performance of this Agreement will not conflict with any provision of any other agreement or understanding to which it is a party or by which it or any of its properties may be bound; (d) the execution and delivery by it of this Agreement, and its performance of its obligations hereunder have been duly authorized by all necessary company action; and (e) it shall

Exhibit 10.31

comply with all applicable laws, ordinances, rules, regulations and codes in the performance of its obligations under this Agreement.

7.2 <u>L360 Representations, Warranties and Covenants</u>. L360 hereby represents, warrants and covenants to Hubble that: (a) L360 is the owner or licensee of the Life360 Technology and has the all necessary right to grant to Hubble the right and license to the Life360 Technology as set forth herein; (b) L360 has the full legal right to sell the Tile Hardware products to Hubble free and clear of all encumbrances; (c) the Tile Hardware products sold to Hubble do not infringe any third parties' Intellectual Property Rights, Proprietary Rights, or other rights; (d) L360 has complied with all applicable laws, ordinances, rules, regulations, and codes in the manufacture, sale, and delivery of the Tile Hardware products to Hubble; and (e) in the six (6) months prior to the Effective Date, L360 has not received any notice of any violation of any laws, ordinances, rules, regulations, or codes with respect to the Tile products sold to Hubble.

7.3 <u>Hubble Representations, Warranties and Covenants</u>. Hubble hereby represents, warrants and covenants to L360 that: (a) Hubble is the owner or licensee of the Hubble IP and has the all necessary right to grant to L360 the right and license to the Hubble IP as set forth herein; and (b) the Hubble IP does not infringe any third parties' Intellectual Property Rights, Proprietary Rights it being understood that L360's sole and exclusive remedy and Hubble's sole and exclusive liability for any breach of the representation and warranty set forth in this clause (b) shall be Hubble's indemnification obligation set forth in Section 16.1(b).

8. <u>Data Processing</u>. The Parties agree that if and to the extent that there is data transmitted pursuant to the execution of obligations under this Agreement that is considered "***Personal Data***" under applicable laws, the Parties shall adhere to the terms of the Data Processing Addendum (the "***DPA***"), as set forth in <u>Addendum G</u>. Defined terms used in this Section 8 but not otherwise defined herein shall have the meanings assigned to them in the DPA.

8.1 <u>Role of the Parties</u>. The Parties agree that if and to the extent Personal Data is transmitted between the Parties in furtherance of L360 providing tracking and related services for Hubble Enterprise Devices under the terms of this Agreement, L360 will act as a Service Provider and Hubble will act as a Controller of such Personal Data according to the terms of the DPA. If and to the extent Personal Data is transmitted between the Parties in furtherance of Hubble providing tracking and related services for Consumer Devices, L360 will act as a Controller and Hubble will act as a Service Provider according to the terms of the DPA. In both such cases, the terms of the DPA shall govern the processing of such Personal Data with respect to the roles and obligations of the Parties.

8.2 <u>De-identified and aggregated data</u>. The Parties agree that Personal Data shall not include de-identified, aggregated data. Each Party may use de-identified, aggregated data to improve such Party's products and services as provided to other Party pursuant to the terms of this Agreement, provided that such Party will not attempt to re-identify the data. Each Party shall take reasonable measures to ensure that any de-identified data cannot be associated with a data subject, and shall publicly commit to not attempting to reidentify the data, in accordance with applicable laws.

Exhibit 10.31

9.   Equity Matters; Stock Warrants. In connection with the execution of this Agreement and the fulfillment of certain of L360's obligations thereunder, the Parties shall enter into the SAFE Agreement attached hereto as Exhibit A, a side letter which details L360's right to a board observer attached hereto as Exhibit B, and Hubble shall grant to L360 certain warrants (subject to vesting) to purchase a total of [***] shares of Hubble's common stock (the "***Stock Warrants***") in substantially the form attached hereto as Exhibit C. The Stock Warrants shall be a one-time grant, and L360 shall not be entitled to any additional Stock Warrant grants under this Agreement (as a result of a Renewal Term or otherwise).

10.   Term. The term of this Agreement shall begin on the Effective Date and continue for a period of five (5) years (the "***Initial Term***"). This Agreement shall automatically renew for additional 18-month periods (each such period, a "***Renewal Term***"), with the Initial Term and each Renewal Term collectively referred to as the "***Term***", unless either Party gives written notice of non-renewal to the other Party at least **[***]** prior to the expiration of the then-current Initial Term or Renewal Term, as the case may be.

11.   Termination.

11.1   Termination for Cause. Either Party may, upon written notice to the other Party, terminate this Agreement immediately upon the occurrence of any one or more of the following events: (a) the other Party materially breaches this Agreement and that breach is incapable of cure; (b) the other Party materially breaches this Agreement and such breach is capable of cure but such breach is not cured within thirty (30) days following such other Party's receipt of the terminating Party's written notice of such breach; or (c) the other Party becomes insolvent or seeks protection under any bankruptcy, receivership, trust, deed, creditor's arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within sixty (60) days.

11.2   Termination for Abandonment Breach. Hubble may, upon written notice to the other Party, terminate this Agreement immediately in the event of L360's willful abandonment of its performance of this Agreement that continues for more than thirty (30) days (an "***Abandonment Breach***"). In the event of an Abandonment Breach, L360 shall be obligated to pay liquidated damages equal to: (a) if the Abandonment Breach occurs in the first year of the Initial Term, $5 million; (b) if the Abandonment Breach occurs in the second year of the Initial Term, $10 million; or (c) if the Abandonment Breach occurs in the third or later year of the Initial Term, the greater of (i) the immediately preceding four full fiscal quarters of total gross revenue from the Smartpin offering to the extent the same incorporated Tile Hardware and (ii) $10 million (the "***Abandonment Damages***").

11.3   Regulatory Termination. L360 may, upon written notice to the other Party, terminate this Agreement immediately in the event that either a (i) Regulatory Body determines or notifies L360 in writing that this Agreement is invalid or would breach applicable law or regulation (such termination, a "***Regulatory Termination***"); or (ii) either Apple or Google disable or prevent L360's ability to scan for the Hubble UUID and L360 has exhausted all reasonable commercial efforts to mitigate or work around such restrictions to enable the Hubble UUID Scanning Function. For the avoidance of doubt, a Regulatory Termination shall be deemed not to constitute an Abandonment Breach.

Exhibit 10.31

11.4   Service Continuity Agreement. Given that users of Tile Hardware and Smartpin products will rely on continued access to the Life360 BLE Network and the Expanded BLE Network, within ninety (90) days prior to the expiration or termination of this Agreement, the Parties shall meet and negotiate in good faith to agree on network access terms for Hubble and its end-users to access the Life360 BLE Network, and for L360 and its end-users to access the Expanded BLE Network and Hubble Satellite Network, in each case at cost or at a commercially reasonable rate to ensure continued access and usage of the devices for a reasonable timeframe.

11.5   Effects of Termination. Upon the expiration or termination of this Agreement:

(a)   All of the license and exclusivity grants by either Party under Sections 3 and 6 shall terminate;

(b)   Each Party shall return or destroy the other Party's Confidential Information in accordance with Section 12.7.

12.   Confidentiality.

12.1   Obligations. Each Party agrees that it will keep confidential and will not at any time after the Effective Date (including after any expiration or termination of this Agreement) make use of or disclose to any Person any Confidential Information.

12.2   Definition. "***Confidential Information***" means all non-public knowledge, data or other information of the disclosing Party ("***Discloser***"), whether disclosed to the Recipient (as defined below) prior to, on, or after the Effective Date, including, without limitation, (a) science, formulas, patterns, compilations, programs, devices, methods, designs, ideas, techniques and processes, financial information and data, business plans, business strategies, marketing plans, customer lists, price lists, cost information, information about employees, descriptions of inventions, process descriptions, descriptions of know-how, information and descriptions of new products and new product development, scientific and technical specifications and documentation, pending or abandoned patent applications of a party and trade secrets, now known or in possession of, or hereafter learned or acquired, that derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use, (b) any material designated by Discloser to be proprietary or confidential, (c) any information that is a trade secret or proprietary to Discloser under applicable law, or (d) any other information of which unauthorized disclosure could be detrimental to the interests of Discloser whether or not such information is otherwise identified or referred to as Confidential Information. Confidential Information shall not include any personally identifiable information or other information that can identify (or be uniquely associated with) a specific individual and is subject to applicable data privacy laws. For the avoidance of doubt and without limiting Section 12.4, Confidential Information of L360 includes, without limitation, all Life360 Core IP.

12.3   Permitted Use and Disclosures. The party receiving Confidential Information ("***Recipient***") shall use the Confidential Information solely in the performance of this Agreement. Except for the license grants under Section 6, nothing in this Agreement shall be construed as granting any rights

Exhibit 10.31

to Recipient or any of its Affiliates, by license or otherwise, to any of the Confidential Information. Recipient may only disclose the Confidential Information to Recipient's employees, officers, directors, financial services providers, attorneys, agents and representatives with a bona fide need to know such Confidential Information in furtherance of Recipient's performance of its obligations under this Agreement ("***Authorized Representatives***"), but only to the extent necessary to perform obligations or exercise rights expressly granted in this Agreement, and only if such Authorized Representatives are advised of the confidential nature of the Confidential Information and the terms of this Agreement, and are bound by a written agreement or by a legally enforceable code of professional responsibility to protect the confidentiality of such Confidential Information to the same extent provided in this Agreement.

12.4   Exceptions. The obligations in Section 12.3 shall not apply to information that: (a) is generally known by third parties other than as a result of a breach of this Agreement by Recipient, (b) subsequent to disclosure hereunder was lawfully received without restriction on use or disclosure from a third party having the right to disseminate the information, (c) was already known to Recipient without restriction on use or disclosure prior to receiving it from Discloser, as proven by written evidence provided by Recipient, and was not, to Recipient's knowledge, received from a third party in breach of such third party's obligations of confidentiality or (d) is independently developed by Recipient without reference to any Confidential Information as proven by written evidence provided by Recipient. In addition, Recipient may disclose Confidential Information to the extent such disclosure is required pursuant to a valid order of a court or government authority of competent jurisdiction, provided that Recipient shall not disclose any Confidential Information until it has provided Discloser with reasonable prior notice, to the extent not prohibited by applicable law, and an opportunity to seek a restraining order or make other efforts to limit the scope of disclosure, which efforts Recipient shall support as requested by Discloser. In the event that Discloser is not able to obtain any such restraining order or limit the scope of disclosure, Recipient shall only disclose that portion of the Confidential Information that, in the opinion of Recipient's legal counsel, is required to be disclosed.

12.5   Protection. Recipient shall be responsible for any prohibited disclosure or unauthorized use of the Confidential Information by its Authorized Representatives or any other Persons to whom Recipient discloses Confidential Information (in accordance with or in violation of this Agreement), and shall, at its sole cost and expense, take all necessary measures (including, without limitation, court proceedings, with Discloser's prior written approval) to prevent or stop such prohibited disclosure or unauthorized use. Recipient shall, and shall cause its Authorized Representatives to, securely store and protect all Confidential Information at all times.

12.6   Irreparable Harm. The Parties understand and acknowledge that any disclosure, misuse or misappropriation of any of the Confidential Information in violation of this Agreement will cause the Discloser irreparable harm, for which there will be no adequate remedy at law, and the amount of which may be difficult to ascertain. Therefore, Recipient agrees that in the event of any breach or threatened breach of this Section 12 by Recipient or any of its Authorized Representatives, Discloser shall be entitled to seek injunctive relief and shall have the right to apply to a court of competent jurisdiction for specific performance and/or an order restraining and enjoining any such further disclosure or breach and for such other relief as Discloser shall deem appropriate. Such right of Discloser is to be in addition to the remedies otherwise available to Discloser under this Agreement, at law or in equity. Recipient hereby expressly waives the defense that a remedy in damages will be adequate and any requirement in an

Exhibit 10.31

action for specific performance or injunction for the posting of a bond by Discloser or a showing by Discloser of actual damages.

12.7   Return of Documents. In the event that this Agreement expires or is terminated for any reason, or at the written request of Discloser, Recipient shall (and shall cause any third parties to whom Recipient has disclosed Confidential Information), (a) promptly return to Discloser the Confidential Information and any and all records, notes, and other written, printed or other tangible materials in its possession or control, pertaining to or reflecting the Confidential Information, (b) securely and irrevocably scrub from all electronic media (including, without limitation, e-mail and computer files) or otherwise irretrievably destroy all Confidential Information using methods consistent with best industry practices, and (c) certify in a writing duly signed by an authorized officer that Recipient has complied with this Section 12.7. The returning or destruction of such materials shall not relieve Recipient from compliance with other terms and conditions of this Agreement.

13.   Non-solicitation. During the Term and for a period of **[***]** following the termination of this Agreement, whether voluntary or involuntary, each Party agrees its employees who had substantive contact with any employee or independent contractor of the other Party in the course of the performance of this Agreement shall not directly or indirectly solicit, induce, or attempt to induce such employee or independent contractor of the other Party to terminate their employment or contractual relationship with the other Party, or to accept employment or engagement with any other business, entity, or individual. Notwithstanding the foregoing, neither Party shall be deemed to have breached this non-solicitation provision by: (a) placing general advertisements or solicitations in newspapers, trade publications, or other media that are not specifically targeted at the employees or independent contractors of Hubble, or (b) engaging in any solicitation or hiring that occurs as a result of such general advertisements or solicitations. Each of the Parties agrees that this non-solicitation provision is necessary to protect each of their Confidential Information that will be disclosed pursuant to this Agreement, and without which the Parties would not be able to provide the full benefits of this Agreement. Each of the Parties agrees that this provision is reasonable in light of its obligations under this Agreement and the circumstances surrounding the Agreement more generally.

14.   Branding and Marketing**.** The Parties agree to conduct joint marketing activities and campaigns if and when applicable, subject to mutual agreement on the nature, scope, and timing of such activities (the "*Joint Marketing Activities*"). Each Party shall be responsible for such Party's own costs associated with the Joint Marketing Activities. The Life360 BLE Network and Life360 Developer Platform shall be named by L360. The Expanded BLE Network, Smartpin, and Hubble Developer Platform shall be named by Hubble.

16

Exhibit 10.31

15.   Notices and Other Communications. All reports, approvals, requests, demands, notices and other communications required or permitted by this Agreement shall be given in writing, addressed as set forth below (or at any other address as a Party may specify by notice in writing to the other) and shall be: (a) personally delivered, (b) transmitted by postage prepaid certified mail, return receipt requested, (c) transmitted by nationally recognized private express courier, and shall be deemed to have been given on the date of receipt if delivered personally, three (3) days after deposit in mail if delivered by mail, or on the date of receipt if delivered by express courier, or (d) transmitted by email and shall be deemed to have been given on the date of transmission, if sent by email during the normal business hours of the recipient (or on the next business day if sent after the normal business hours of the recipient):

If to Hubble:	1508 10th Ave. Seattle, WA 98122 Attention: Alex Haro Phone: [***] Email: [***]
with copy to:	A2A Law 1925 Century Park East, Suite 1800 Los Angeles, CA 90067 Attention: [***] Email: [***]
If to L360:	1900 S. Norfolk St. Suite 310 Attention: General Counsel Email: LegalNotices@life360.com

16.   Indemnification.

16.1   Hubble Indemnification. Hubble will indemnify, defend and hold harmless L360 and its parent entities and its Affiliates and each of their respective officers, directors, managers, members, stockholders, employees, contractors, agents, successors and permitted assigns (collectively, the "*Life360 Indemnified Parties*") from and against any and all claims (alleged or actual), damages, penalties, liabilities, losses, charges, obligations, demands, suits at law or in equity, proceedings, violations, penalties, costs and expenses (including, without limitation, reasonable investigation costs, expert costs, and attorneys' fees) (collectively, "*Claims*"), incurred in connection with the defense of any claim, suit, proceeding, or cause of action brought by a third party against any of the Life360 Indemnified Parties to the extent arising from or relating to: (a) Hubble or any of Hubble's Affiliates, employees, consultants, representatives or agents, breach of any of its representations, warranties, covenants or obligations contained in this Agreement or any negligence or willful misconduct in performing its obligations and duties hereunder, and/or (b) any actual or alleged infringement or misappropriation of any Intellectual Property Rights of any third party by the Hubble IP and use of the name "Hubble" in connection with the performance of rights or obligations under this Agreement.

Exhibit 10.31

16.2   L360 Indemnification. L360 will indemnify, defend and hold harmless Hubble and its parent entities and its Affiliates and each of their respective officers, directors, managers, members, stockholders, employees, contractors, agents, successors and permitted assigns (collectively, the "***Hubble Indemnified Parties***") from and against any and all Claims, incurred in connection with the defense of any claim, suit, proceeding, or cause of action brought by a third party against any of the Hubble Indemnified Parties to the extent arising from or relating to: (a) L360 or any of L360's Affiliates, employees, consultants, representatives or agents, breach of any of its representations, warranties, covenants or obligations contained in this Agreement or any negligence or misconduct in performing its obligations and duties hereunder, (b) any actual or alleged infringement or misappropriation of any Intellectual Property Rights of any third party by any Life360 Core IP under this Agreement.

16.3   Indemnification Process. The Party claiming indemnification pursuant to this Section 16 (the "***Indemnified Party***") must give the indemnifying Party (the "***Indemnifying Party***") prompt notice of any such Claim (provided that any failure to so promptly give notice shall not affect any Indemnified Party's rights to indemnification hereunder except to the extent the Indemnifying Party is actually prejudiced by such failure). Promptly after receipt of such notice, the Indemnifying Party shall assume the defense of such Claim with counsel of Indemnifying Party's own choosing. If the Indemnifying Party fails, within a reasonable time after receipt of such notice, to assume the defense with counsel of Indemnifying Party's own choosing, the Indemnified Party shall have the right to undertake the defense, compromise, and settlement of such Claim for the account and at the expense of the Indemnifying Party. The Indemnified Party shall reasonable cooperate with the Indemnifying Party in its defense of any Claim for which the Indemnifying Party has assumed the defense in accordance with this Section 16.3. Notwithstanding the foregoing, if the Indemnified Party in its sole judgment so elects, the Indemnified Party may also participate in the defense of such action by employing counsel at its expense, without waiving the Indemnifying Party's obligation to indemnify and defend. The Indemnifying Party shall not compromise any Claim (or portions thereof) or consent to the entry of any judgment without the Indemnified Party's prior written consent (which shall not be unreasonably withheld, conditioned, or delayed).

17.   Disclaimer; Limitation of Liability.

17.1   Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY REPRESENTATIONS OR WARRANTIES REGARDING ACCURACY, QUALITY, CORRECTNESS, COMPLETENESS OR COMPREHENSIVENESS. EACH PARTY HEREBY EXCLUDES ALL IMPLIED WARRANTIES AND CONDITIONS TO THE EXTENT PERMITTED BY LAW, INCLUDING, ANY IMPLIED WARRANTY ARISING BY STATUTE OR OTHERWISE IN LAW OR FROM A COURSE OF DEALING OR USAGE OR TRADE AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE.

17.2   Limitation of Liability. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT AND EXCEPT FOR LIABILITY ARISING UNDER: (A) A PARTY'S BREACH OF SECTION 12 (CONFIDENTIALITY), (B) A PARTY'S WILLFUL REFUSAL TO PROVIDE SERVICES HEREUNDER, (C) EITHER PARTY'S BREACH OF THE DPA IN CONNECTION WITH

Exhibit 10.31

SUCH PARTY'S OBLIGATIONS UNDER SECTION 8, (D) A PARTY'S INDEMNIFICATION OBLIGATIONS, OR (E) THE LIQUIDATED DAMAGES SET FORTH IN <u>SECTION 11.2</u> IN CONNECTION WITH AN ABANDONMENT BREACH (COLLECTIVELY, THE "***EXCLUDED ITEMS***"), IN NO EVENT SHALL EITHER PARTY, ITS AFFILIATES, OR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR OTHER REPRESENTATIVES BE LIABLE TO THE OTHER PARTY FOR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT COSTS, EXPENSES OR DAMAGES, OR LOST PROFITS, REVENUE, BUSINESS, OR GOODWILL, IN EACH CASE REGARDLESS OF WHETHER A PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES, OR WHETHER SUCH LOSSES OR DAMAGES WERE OTHERWISE FORESEEABLE. EXCEPT FOR LIABILITY ARISING UNDER THE EXCLUDED ITEMS OR A PARTY'S INDEMNIFICATION OBLIGATIONS SET FORTH IN <u>SECTION 16</u>, IN NO EVENT WILL THE AGGREGATE LIABILITY OF A PARTY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING UNDER OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR ANY OTHER LEGAL OR EQUITABLE THEORY, EXCEED THE REVENUE SHARE PAYMENTS PAID BY HUBBLE UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE DATE THE CAUSE OF ACTION GIVING RISE TO LIABILITY AROSE; PROVIDED THAT THE ABANDONMENT DAMAGES SET FORTH IN <u>SECTION 11.2</u> SHALL NOT BE LIMITED BY THE FOREGOING LIMITATION OF LIABILITY. THE FOREGOING LIMITATION OF LIABILITY IS CUMULATIVE WITH ALL PAYMENTS FOR CLAIMS IN CONNECTION WITH THIS AGREEMENT BEING AGGREGATED TO DETERMINE SATISFACTION OF THE LIMIT.

18.   <u>Miscellaneous</u>.

18.1   <u>Assignment</u>. This Agreement is personal to the Parties. Except as otherwise expressly set forth herein, no Party may delegate any of its duties, or sell, transfer, assign, license or otherwise dispose of the rights and obligations provided for herein, in whole or in part, without the prior written consent of the other Party. Any purported assignment or transfer of this Agreement made without the other Party's prior written consent shall be null and void and have no effect. Notwithstanding the foregoing, each Party shall have the express right to assign this Agreement, and its rights, duties and obligations hereunder, without the consent of the other Party, to: (a) any Affiliate; or (b) any Person that acquires all or substantially all of such Party's assets or equity interests, whether by way of purchase, merger, exchange or similar transaction (a "***Sale Event***"); provided that, in each case, such assignee assumes the assigning Party's obligations hereunder; provided further, however, that in the event of such Sale Event which results in a sale of Hubble to a non-Affiliate (a "***Third-Party Acquirer***"), then such Third-Party Acquirer is permitted to terminate this Agreement; provided, further, that in the case of a Hubble Sale Event to a Third-Party Acquirer, if L360 reasonably deems such Third-Party Acquirer as a direct competitor to L360, then L360 may terminate this Agreement by providing [***] notice, and subject to all other continuing obligations expressly set forth in this Agreement that L360 may have in connection with such termination, and such termination by shall not be considered a breach or Abandonment Breach.

18.2   <u>Remedies</u>. All rights, remedies, undertakings, obligations, covenants, conditions and agreements contained in this Agreement or provided by law shall be cumulative and no one of them

Exhibit 10.31

shall be exclusive of any other. A Party may pursue any one or more of its rights, options or remedies hereunder or may seek damages in the event of any other Party's breach hereunder, or may pursue any other remedy at law, whether or not stated in this Agreement.

18.3   Entire Agreement; Amendment. This Agreement and the exhibits attached hereto contain the entire understanding and agreement between the Parties with respect to its subject matter, supersede the LOI and all prior and contemporaneous oral or written understandings and agreements relating thereto. Except as otherwise expressly set forth herein, no modification, amendment or waiver of any of the terms of this Agreement or any exhibit shall be valid unless in writing and signed by an authorized representative of each Party.

18.4   Governing Law and Venue.   This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law.   THE PARTIES AGREE THAT THE UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS WILL NOT APPLY TO THIS AGREEMENT OR TO ANY PURCHASE/SALE OF PRODUCTS MADE PURSUANT TO THIS AGREEMENT. The Parties agree to submit to the sole and exclusive jurisdiction and venue of the state and federal courts of the State of California situated in San Francisco, California. Each Party consents to the exercise of personal jurisdiction by such courts and waives any right to plead, claim or allege that San Francisco, California is an inconvenient forum.

18.5   Compliance with Applicable Laws.   Each Party agrees to comply with all applicable federal, state, local, and international laws, regulations, and ordinances in the performance of its obligations under this Agreement. This includes, but is not limited to, compliance with export control laws, data protection and privacy laws, and intellectual property laws. Both Parties agree to comply with all applicable export control laws and regulations, including but not limited to the Export Administration Regulations (EAR) and the International Traffic in Arms Regulations (ITAR). Each party shall obtain all necessary licenses, permits, or authorizations required for the export, re-export, or import of technology and technical data exchanged under this Agreement.

18.6   Arbitration; Governing Law.

(a)   The Parties shall attempt to resolve any differences, disputes or controversies which may arise between them from or in connection with this Agreement amicably through information dispute resolution, which shall commence by one Party sending a notice of dispute to the other Party. Following such notice, representatives from both Parties with authority to resolve the dispute shall meet and confer to negotiate a resolution. However, it is specifically understood and agreed that, subject to the provisions of Section 18.6(b), any dispute, conflict or controversy arising from or in connection with this Agreement that is not resolved within thirty (30) days after the initial meeting or forty-five (45) days after the initial notice shall be settled by final and binding confidential arbitration to be conducted in accordance with the Commercial Rules of the American Arbitration Association in effect at the time of the arbitration request (the "*Rules*"). The arbitration shall be conducted by an arbitration panel comprised of one (1) arbitrator appointed in accordance with the Rules, who shall be qualified to practice law in the United States of America; however, at the request of either Party, a panel of three (3) arbitrators will conduct the arbitration, with one arbitrator chosen by each of the Parties and the third

Exhibit 10.31

appointed by the other two arbitrators. If the Parties are unable to agree upon a single arbitrator, or the third arbitrator in case of a panel of three, such single or third arbitrator (as the case may be) shall be appointed in accordance with the Rules. In any event, the arbitrator or arbitrators selected in accordance with this Section are referred to herein as the "***Panel***." The Parties and the arbitrators shall use reasonable, diligent efforts to complete the arbitration within sixty (60) days after the appointment of the Panel. The arbitration shall take place in San Francisco, California, and it shall be conducted in English. The arbitrator's decision and award will be final and binding, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereon. The fees of the Panel shall be shared equally by the Parties.

(b) Notwithstanding anything contained herein to the contrary, either Party hereto may seek equitable relief, including preliminary or permanent injunctive relief in any court of competent jurisdiction.

18.7 Independent Contractors. The Parties acknowledge and agree that they are dealing with each other hereunder as independent contractors. Nothing contained in this Agreement shall be interpreted as constituting either Party the joint venturer, employee or partner of the other Party or as conferring upon either Party the power of authority to bind the other Party in any transaction with third parties.

18.8 No Waiver. If any acts or omissions by a Party not in conformity with any requirement hereof are not objected to by the other, the failure to object will not be a waiver by the other of the requirement and it may insist upon due performance at any time. No waiver by any Party, whether express or implied, of any provision of this Agreement, or of any breach or default thereof, will constitute a continuing waiver of that provision or of any other provision.

18.9 Severability. In the event any provision of this Agreement is held by a court or other tribunal of competent jurisdiction to be unenforceable, such provision shall be reformed only to the extent necessary to make it enforceable, and the other provisions of this Agreement will remain in full force and effect.

18.10 No Presumption Against a Party. This Agreement will be construed without regard to any presumption or other rule requiring construction against the Party causing this Agreement to be drafted.

18.11 Subtitles and Definitions. Subtitles and titles of sections and/or paragraphs are for convenience only. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

18.12 Attorneys' Fees. Should either Party initiate a legal or administrative action or proceeding (an "***Action***") to enforce any of the terms or conditions of this Agreement, the prevailing Party shall be entitled to recover from the losing Party all reasonable costs of the Action, including without limitation reasonable attorneys' fees and costs.

Exhibit 10.31

18.13 <u>Third Party Beneficiaries</u>. The terms and provisions of this Agreement are intended solely for the benefit of each of the Parties and their respective successors and/or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other entity except as expressly set forth herein.

18.14 <u>Survival</u>. Sections 5.5, 6.1, 6.3, 6.5, 11.5, 12, 13, 15, 16, 17 and 18, and any other provision, which by its own nature should survive, shall survive any expiration or termination of this Agreement.

18.15 <u>Counterparts</u>. This Agreement may be executed by PDF or any other electronic means (including *DocuSign*) and in counterparts, each of which (including signature pages) shall be deemed an original, but all of which together shall be deemed one and the same instrument.

[*Signature Page Follows*]

Exhibit 10.31

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

HUBBLE:

HUBBLE NETWORK, INC.

By: ____/s/ Alex Haro_____
Name: Alex Haro
Its: Chief Executive Officer

L360:

LIFE360, INC.

By: ____/s/s Chris Hulls_____
Name: Chris Hulls
Its: Chief Executive Officer

Exhibit 10.31

ADDENDUM A

Defined Terms

"*Affiliates*" means any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a Person. For the purposes of this definition, "*control*", when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the term "*controlled*" has the meaning correlative to the foregoing.

"*Bluetooth Scanning Layer*" means the UUID scanning layer in each of the L360, Tile, and Hubble apps and each of their respective software developer kits (SDKs).

"*Consumer Categories*" means (i) tracking people, (ii) pets, and (iii) personal objects.

"*Consumer Devices*" means devices primarily marketed and sold to consumers in the Consumer Categories.

"*Enterprise*" means an account with [***] or more devices that is using such devices for commercial purposes (e.g., tracking pallets).

"*Enterprise Devices*" means devices primarily used for Enterprise use cases.

"*Enterprise Revenue*" means the gross revenue to the extent derived from the utilization of the Life360 BLE Network and/or the Expanded BLE Network by Hubble's Enterprise customers. Enterprise Revenue shall not include: (a) any revenue generated from the utilization of the Hubble Satellite Network, or (b) any Smartpin Revenue.

"*Hubble API*" means the RESTful application programming interface ("*API*") that allows Life360 Apps and Tile Hardware to interface with the Hubble Developer Platform and/or the Hubble Satellite Network. Such API will allow Life360 Apps and Tile Hardware to pass the BLE advertisement data (e.g., the Hubble UUID, timestamp, latitude, longitude, accuracy, received signal strength indicator (RSSI), etc.) to the Hubble Developer Platform.

"*Hubble Developer Platform*" means the self-serve network platform that Hubble will create which will enable developers to: (1) make BLE devices compatible with the Hubble Satellite Network; (2) register as a developer and activate devices on the Hubble Satellite Network; and (3) maintain secure access to the Hubble Developer Platform including network APIs, security, authentication, registration and data management for all Hubble customers and L360's third party authorized developer partners.

"*Hubble Embedded SDK*" means the Bluetooth technology of Hubble, inclusive of the: Bluetooth firmware, proprietary wireless protocol to connect to the Hubble Satellite Network, and the BLE advertising using the Hubble UUID.

"*Hubble Satellite Network*" has the meaning set forth in the Recitals.

"*Hubble Scanning Layer*" means the embeddable software that allows apps and hardware to act as scanning gateways for the Life360 BLE Network and Expanded BLE Network.

"*Hubble UUID*" means a new UUID that indicates BLE advertisements are to be forwarded to Hubble, which UUID is different and/or in addition to the Tile UUID that L360 currently scans for.

Exhibit 10.31

"***Intellectual Property Rights***" means any and all (i) copyrights, database rights, moral rights, and other rights of authorship, whether or not registered or published; (ii) rights in inventions, including patents and industrial designs; (iii) rights in trademarks, service marks, and trade names, along with similar rights in service names, brand names, trade dress rights, corporate names, logos, and other source or business identifiers, together with the goodwill associated with any of the foregoing; (iv) trade secrets and similar rights in Confidential Information; (v) all registrations, applications, renewals, extensions, or reissues of the foregoing; and (v) any other proprietary, intellectual or industrial property rights, and similar or equivalent rights to the foregoing, recognized in any jurisdiction or country of the world, whether or not registered or perfected.

"***Life360 BLE Network***" has the meaning set forth in the Recitals.

"***Life360 Developer Platform and Map Layer***" means a developer-layer enabling third party consumer devices to appear on the Life360 Apps and/or map.

"***Life360 Network Coverage Ratio***" means, for a Reporting Period, a fraction, expressed as a percentage, (a) the numerator of which is the aggregate number of devices located by the Life360 BLE Network during such Reporting Period (calculated by segmenting such devices into 15-minute batches to equalize for update frequency in a manner that does not over credit or over sample more frequent pings or under credit less frequent but more relevant updates); and (b) the denominator of which is the aggregate number of devices located by the combination of the Life360 BLE Network and the Expanded BLE Network during such Reporting Period (calculated by segmenting such devices into 15-minute batches to equalize for update frequency in a manner that does not over credit or over sample more frequent pings or under credit less frequent but more relevant updates). With respect to the calculation of devices located by the any combination of the Life360 BLE Network and the Expanded BLE Network, for example, if a Third-party BLE network gateway node in an airport was scanned once per minute, and a device had fifteen 15 pings on such Third-party BLE Network in a 15-minute interval, such device would only be counted as a single location update.

"***Life360 Technology***" means the Life360 BLE Network, Life360 Developer Platform and Map Layer, Tiles (hardware and software), and Life360 Core IP.

"***Person***" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"***Reporting Period***" means each calendar quarter during the Term.

"***Smartpin***" means the Enterprise asset tracking service with Hubble-developed firmware for Tile hardware, utilizing Hubble Embedded SDK and marketed and sold only to Enterprise customers.

"***Smartpin Revenue***" means the revenue from network access fees that Hubble charges to the Smartpin services for utilization of the Life360 BLE Network and/or the Expanded BLE Network. Smartpin Revenue is exclusive of any Enterprise Revenue.

"***Tile***" means the L360 suite of BLE-enabled physical devices and associated mobile and software applications also referred to in this Agreement as Tile Hardware.

"***Tile Enterprise Users***" means Tile and L360's Enterprise user cohort.

"***Tile UUID***" means the UUID that indicates BLE advertisements are to be forwarded to the Tile services, which UUID L360 currently scans for.

"***UUID***" means a universally unique identifier.   25

Exhibit 10.31

Addendum B

Technical Specifications

[***]

Exhibit 10.31

Addendum C

Hubble Satellite Network Rate Sheet

[***]

Exhibit 10.31

Addendum D

Service Level Agreement

[***]

Exhibit 10.31

Addendum E

Tile Device Supply Provisions

[***]

Exhibit 10.31

Addendum F

Example Calculations of Revenue Share Payments

[***]

Exhibit 10.31

Addendum G

Data Processing Addendum

[***]

Exhibit 10.31

EXHIBIT A

FORM OF SAFE

[***]

Exhibit 10.31

<u>EXHIBIT B</u>

FORM OF SIDE LETTER

[***]

Signature Page to Side Letter

Exhibit 10.31

EXHIBIT C

FORM OF WARRANT
[***]

Exhibit 19.1

Life 360, Inc.

Insider Trading Policy

(Effective - February 27, 2025)

Purpose and Executive Summary

Life360, Inc. (the "***Company***") is committed to promoting high standards of honest and ethical business conduct and compliance with laws, rules and regulations. Because you may receive material information that is not yet publicly available ("***MNPI***") about the Company or other publicly traded companies, our Board of Directors ("***Board***") has adopted this Insider Trading Policy ("***Policy***") to promote compliance with insider trading laws.

Insider trading happens when someone who is in possession of MNPI buys or sells securities on the basis of that information or discloses MNPI to someone else who may trade on the basis of that information.

For the purposes of this Policy, "***securities***" means CHESS Depositary Interests, shares of common stock, par value $0.001 per share ("***shares***"), restricted stock units ("***RSUs***"), debentures, options to subscribe for or purchase new shares and options over existing shares, warrant contracts and any other debt or equity securities the Company may issue from time to time, such as bonds, preferred stock, convertible notes as well as other derivatives relating to the shares. As explained in more detail herein, exercising options alone, without trading them, is not subject to the rules and restrictions of this Policy.

If you are considering trading Company securities, please keep these four key points in mind:

- Never buy or sell, or encourage or enable another person to buy or sell, our (or any other publicly traded company's) securities based on MNPI;

- Never make recommendations to buy or sell our (or any other publicly traded company's) securities based on MNPI;

- Keep all MNPI confidential, including from your family and friends; and

- When in doubt about whether you have MNPI, ask before trading.

In addition to the foregoing, the following requirements apply to executive officers, directors and other Designated Insiders (defined herein):

- Never trade Company securities during a designated "Blackout Period" (defined herein);

- Designated Insiders must get pre-approval to trade any Company securities from the General Counsel and Chief Financial Officer (both, the "Authorized Officers" or each, a "Authorized Officer") prior to trading any securities, see section "**Additional Restrictions Applicable to Designated Insiders**" below for pre-approval process;

Exhibit 19.1

● Executive officers and directors must also notify the Authorized Officers of the details of any sale of Company securities that they or their associates[1] initiate within one business day.

In addition, it is the policy of the Company that no person subject to this Policy who, in the course of their relationship with the Company, learns of any confidential information that is material to another publicly traded company with which the Company does business, including a customer, supplier, partner or collaborator of the Company, may trade in that other company's securities until the information becomes public or is no longer material to that other company.

Additional details, limitations and restrictions are detailed herein. You are responsible for understanding and following this Policy and for the consequences of any actions you may take. Our Authorized Officers can answer any questions you may have and will assist with implementing, interpreting and enforcing this Policy and pre-clearing trading activities of certain people.

Persons Covered by This Policy

This Policy applies to employees, contractors, consultants and Board members of the Company and its subsidiaries. It also applies to:

● Immediate family members of our employees, contractors, consultants and Board members residing in the same household and any such persons residing in a different household but whose transactions in the Company's securities are directed by or are subject to influence or control by our employees, contractors, consultants and Board members; and

● Entities such as venture capital funds, partnerships, trusts and corporations whose transactions in the Company's securities are influenced, directed or controlled by our employees, contractors, consultants and Board members.

(together, "*Insiders*").

You are responsible for all such applicable transactions and you should ensure that your immediate family members and any entities associated or affiliated with you are aware of this Policy and the need to confer with you before they trade in Company securities.

An "*immediate family member*" under this Policy means any child, stepchild, parent, stepparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a person security holder, and includes any person (other than a tenant or employee) sharing the household of that person.

Additional trading restrictions in this Policy apply to our executive officers, directors and other individuals who are not executive officers or directors but who have regular access to MNPI in the normal course of their job (collectively, "*Designated Insiders*"). The list of Designated Insiders may be modified by either of our Authorized Officers.

If you are aware of MNPI when your employment or service relationship with the Company ends, you still may not trade our securities until that MNPI has become public or is no longer material.

---

[1] "*Associates*" are immediate family members of executive officers and directors and anyone otherwise subject to their influence or control (including household members) as well as entities such as venture capital funds, partnerships, trusts and corporations whose transactions in the Company's securities are influenced, directed or controlled by our executive officers and directors.

Exhibit 19.1

What This Policy Covers

The primary purpose of this Policy is to prevent people who are in possession of MNPI from trading in our stock or other securities on the basis of that MNPI, recommending, encouraging or enabling others to buy or sell our stock or other securities on the basis of that MNPI, or disclosing MNPI to someone else knowing (or where the person should have reasonably known) that the other person will, or is likely to, use that information to trade, or enable someone else to trade, on the basis of that information.

"***Material Information***" is information about our Company, positive or negative, that a reasonable stockholder or person would consider important in making a decision to trade the Company's securities, or would expect to effect the price or value of the Company's securities. Material information can be positive or negative and can relate to virtually any aspect of the Company's business. There is no clear standard for assessing materiality; rather, materiality is based on an assessment of all of the relevant facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

The financial impact of the information is important, but strategic and other implications can also be equally important in determining whether information is Material Information. The definition, however, is broad enough to include rumors, matters of supposition, intentions of a person (including the Company) and information which is insufficiently definite to warrant disclosure to the public. Note also that you need not be an "***insider***" to have access to Material Information. You could learn it in passing in a corridor or in an elevator or at a dinner party.

Examples of Material Information may include:

- Historical or forecasted/projected revenues, losses, earnings guidance or other financial results;

- Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

- A proposed or pending joint venture or new significant contracts or partnerships;

- A Company restructuring or employee layoffs;

- Significant new products, services or features or other significant product developments;

- Imposition of a ban on trading in the Company's securities or the securities of another company;

- Significant new contracts or partners or the loss of a significant contract or partner;

- Significant developments regarding the Company's technology or business operations;

- Possible mergers, acquisitions, tender offers or dispositions of significant subsidiaries or assets;

- Major new litigation or regulatory inquiries or developments in existing litigation or inquiries;

- Significant cybersecurity incidents or data breaches;

- Stock repurchase plans and public offering plans;

- Major marketing changes;

- Significant developments in borrowings, or financings or capital investments;

- Significant changes in financial condition, impending bankruptcy or asset value or liquidity issues;

- Changes in our Board or senior management;

Exhibit 19.1

- A change in auditors or notification that the auditor's report may no longer be relied upon;

- Significant changes in corporate strategy;

- Changes in accounting methods and write-offs; and

- Stock offerings, stock splits or changes in dividend policy.

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could result in Material Information. Determination of what may constitute Material Information will depend upon the facts and circumstances in each particular situation.

"***Nonpublic***" means that the confidential information is not "generally available" and has not yet been shared broadly outside the Company. Please remember as well that we may possess confidential information relating to or belonging to another publicly traded company with which the Company does business, including our customers, suppliers, partners, collaborators or other third parties and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with our General Counsel or assume that the information is nonpublic and treat it as confidential. You should assume that information is generally available only if it has been filed with the U.S. Securities and Exchange Commission ("***SEC***") and disclosed to the Australian Securities Exchange ("***ASX***")..

Prohibited Activities and Other Restrictions

Insider Restrictions

The following is a list of prohibited activities for all Insiders:

- Trade our securities while in possession of any MNPI (unless the trade is pursuant to a properly established 10b5-1 Trading Plan in accordance with the terms of this Policy below).

- For Designated Insiders, trade our securities during a Blackout Period (unless the trade is pursuant to a properly established 10b5-1 Trading Plan in accordance with the terms of this Policy below). See the definition of "***Blackout Period***" below.

- Share MNPI with any outside person, *unless* required by your job and such person is under NDA, or as authorized by our General Counsel.

- Give trading advice about the Company, *unless* the advice is to tell someone not to trade our securities because the trade would violate this Policy or the law.

- Other than the exercise of equity awards issued by us, engage in transactions involving options or other derivative securities on our stock, such as puts and calls, whether on an exchange or in any other market.

- Engage in hedging or monetization transactions involving our securities, such as zero cost collars and forward sale contracts, or contribute our securities to exchange funds in a manner that could be interpreted as hedging in our stock or otherwise limiting economic risk relating to the securities.

- Engage in short sales of our securities, meaning a sale of securities that you do not own, including short sales "against the box."

- Purchase our securities on the open market and trading the same on a short-term basis. For the purposes of this Policy, short-term trading includes acquiring securities (but not including the exercise of an option or sale of any grant under an equity incentive plan operated by the Company) with a view to selling the

Exhibit 19.1

securities within a 6 month period as well as selling securities with a view to repurchase within a 6 month period.

- Use or pledge our securities as collateral in a margin account or as collateral for a loan (e.g. margin lending or similar funding arrangements) unless the pledge has been pre-approved by the Board and in accordance with the procedures outlined below.

- Distribute our securities to limited partners, general partners or stockholders of any entity during a Blackout Period.

- Engage in any of the above activities for securities you own in any other company if you have MNPI about that company obtained in the course of your service to the Company.

Additional Restrictions Applicable to Designated Insiders

In addition to the restrictions noted above:

Prior to trading our securities, Designated Insiders must also obtain pre-clearance from our Authorized Officers two (2) business days (US, Pacific Standard Time zone) prior to the proposed trade. To obtain pre-clearance, Designated Insiders must submit a pre-clearance request via the link found on their stock plan services account with the following required information and certification, which will be routed to our Authorized Officers for approval: (a) provide written notification of the amount and nature of the proposed trade to the Authorized Officers; and (b) certify no earlier than two (2) business days (US, Pacific Standard Time zone) prior to the proposed trade that you have no MNPI. If approved, the Designated Insider will receive email confirmation from or on behalf of the Authorized Officers approving the pre-clearance request, which approval can be granted or denied at their discretion. The Authorized Officers may also delegate the approval process at their discretion.

You may only trade the securities during the period specified in the email confirmation approving your request. Pre-clearance approvals expire two (2) full business days (US, Pacific Standard Time zone) after the approval date, unless the approval specifies a different date. Any pre-clearance approval can be withdrawn or refused by the Authorized Officers, the CEO or the Company in its discretion (and will be automatically deemed to have been withdrawn where the person seeking approval becomes aware of MNPI). For the avoidance of doubt, our Authorized Officers may not pre-approve their own trades, and each must obtain pre-clearance from the other and otherwise follow the procedures above.

Pre-clearance does not relieve you of your responsibility to avoid improper trading. The ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment. Actions taken by the Company, the Authorized Officers and other members of the legal department do not constitute legal advice, nor do they insulate you from the consequences of noncompliance with this policy or with securities laws.

Executive officers and directors subject to the reporting obligations under Section 16 ("***Section 16***") of the Securities Exchange Act of 1934, as amended ("***Exchange Act***"), must immediately notify the General Counsel and equityadmin@life360.com of any transaction in the Company's securities, including any exercise of stock options, to help comply with any required reporting requirements under Section 16.

Pledging

All Insiders are generally prohibited from holding the Company's securities in a margin account or otherwise pledging the Company's securities as collateral for a loan without prior approval from the Board. Any Insider seeking to pledge securities must submit a request for pre-approval to the Board prior to the contemplated transaction, which transaction can only be made outside of a Blackout Period and when the Insider is not in possession of MNPI. The Board will consider whether the terms of the loan (and the associated pledge of shares) are sufficient to protect the Insider and the Company from a potential transfer by pledge at an inappropriate time,

Exhibit 19.1

including, for example, whether the terms of the loan include (i) a sufficient loan-to-value ratio, (ii) recollateralization provisions, (iii) limitations on pledging for speculative investments or hedging, and/or (iv) adequate notice terms and cure periods to either avoid foreclosure or satisfy disclosure obligations.

Other Legal Restrictions

The trading prohibitions contained in this Policy are specific to Insiders and are not the only stock-trading rules and regulations that you need to follow when dealing in securities. More generally, you should be aware of additional prohibitions and restrictions that may be set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, rules on short swing trading by directors and executive officers subject to Section 16, compliance with Rule 144 under the Securities Act of 1933, as amended, and others), the provisions under the Australian Corporations Act, the ASX Listing Rules and any other applicable securities laws. Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our General Counsel.

When Trading is Allowed

Insiders who are not Designated Insiders and who are not in possession of MNPI may trade Company securities consistently with this Policy at any time. Designated Insiders can trade in our securities with pre-approval, outside a Blackout Period and in certain other circumstances described below:

Blackout Periods

Designated Insiders May Not Trade During a Blackout Periods:

- *Quarterly Blackout Periods*. Quarterly Blackout Periods will generally (i) begin at 11:59 pm (U.S. Pacific time) on the fifteenth (15th) calendar day before the end of each fiscal quarter and (ii) end after two (2) full U.S. trading days have elapsed since the public dissemination of the Company's financial results in the U.S. in a Form 10-K or Form 10-Q, as applicable. The quarterly Blackout Periods may commence early or may be extended if, in the judgment of either Authorized Officer there exists undisclosed information that would make trades by the Company's Designated Insiders inappropriate. It is important to note that the fact that a quarterly Blackout Period has commenced early or has been extended should be considered MNPI that should not be communicated to any other person.

All other Insiders may trade in the Company's Securities at any time, subject to the below:

- *Even Outside of a Blackout Period, No One Is Allowed To Trade While in Possession of MNPI.* Even outside of Blackout Periods, Designated Insiders and other Insiders still may not trade our securities if they possess MNPI at that time. An Insider who possesses MNPI may only trade our securities after two (2) full U.S. trading days have elapsed following our widespread public release of that MNPI.

- *Additional Blackout Periods.* Our Authorized Officers may designate special trading Blackout Periods that apply to specific individuals or groups of people. No identified individuals or groups of people may trade our securities during any such Blackout Period. Additionally, no one may tell anyone that a special Blackout Period has been designated or that one previously was in place because that also is confidential information that cannot be disclosed internally or externally.

Exceptions to Prohibited Activities

The trading restrictions of this Policy do not apply to the following:

- *10b5-1 Automatic Trading Program.* Establishing a trading plan under which a broker is instructed to buy and sell the Company's securities based on pre-determined criteria (a "***10b5-1 Trading Plan***"). So long as a 10b5-1 Trading Plan is properly established and effective under applicable law, purchases and sales of the

Exhibit 19.1

Company's stock that is publicly traded on the Nasdaq Stock Market or other U.S. national securities exchange pursuant to that Trading Plan are not subject to this policy. To be properly established, an eligible person's 10b5-1 Trading Plan must be established in compliance with the requirements of Rule 10b5-1 of the Exchange Act and any applicable 10b5-1 trading plan guidelines of the Company at a time when the Company was not in a Blackout Period and they were not otherwise aware of any MNPI relating to the Company or the securities subject to the 10b5-1 Trading Plan. Moreover, all 10b5-1 Trading Plans must be **approved by the Company**.

- *401(k) Plan.* Investing 401(k) plan contributions in a company stock fund in accordance with the terms of our 401(k) plan. However, any changes in your investment election regarding the Company's securities are subject to trading restrictions under this Policy.

- *Options*. Exercising stock options granted under our equity incentive plans for cash or by delivering to the Company previously owned Company stock or through a net exercise of a stock option that is permitted by the Company's equity incentive plan and that does not involve a sale of shares in the open market. You may also freely pay taxes in connection with exercising stock options granted under our equity incentive plans pursuant to net settlement arrangements **pre-approved by the Company** for the payment of taxes upon the exercise of stock options so long as it does not involve a sale of shares in the open market. For the avoidance of doubt, the sale of any shares after exercising Company-granted stock options, as well as any cashless exercise of Company-granted stock options in which stock is sold on the open market to pay the exercise price or taxes (i.e., "same-day sales"), are subject to trading restrictions under this Policy.

- *RSUs*. Disposition of RSUs for non-discretionary, automatic tax withholdings initiated and **pre-approved by the Company** for the payment of taxes upon the vesting of RSUs. The sale of any shares received following vesting of RSUs is subject to trading restrictions under this Policy.

- *Estate Planning.* Transfers of securities in connection with bona fide estate planning purposes, such as a transfer to or from a family trust or partnership. However, Section 16 Officers and Designated Insiders must get **pre-approval from the Authorized Officers** to transfer any Company securities.

- *Charitable Donations*. Making gifts or charitable contributions of securities when such transfer is **pre-approved by the Authorized Officers**.

Notification of trade

As soon as practicable, and in any event within one business day following a trade, executive officers, directors and their associates are required to notify the General Counsel and equityadmin@life360.com of the details of the trade, including the number and price of the securities involved.

There are Significant Consequences for Violating Insider Trading Laws

The consequences of violating the insider trading laws can be severe.

Anyone who engages in insider trading or otherwise violates this policy may be subject to both civil liability and criminal penalties. Under U.S. securities laws, people who violate insider trading laws may be required to disgorge profits made or losses avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider tipper, pay civil fines of up to three times the profit made or loss avoided, pay criminal penalties, or serve a prison term. In addition, individual directors, officers and other supervisory personnel may also be required to pay major civil or criminal penalties for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control, or (in the case of directors) be disqualified from managing a corporation.

Under Australian law natural persons who engage in insider trading may face fines in excess of AUD 1.56 million (or three times the benefit obtained or the losses avoided), and/or jail terms of up to 15 years.

Exhibit 19.1

Consequences of Violating This Policy

A breach of this Policy will be regarded as serious misconduct. Anyone who violates this Policy may be subject to disciplinary measures, up to and including termination of employment, and we may issue stop transfer orders to our transfer agent to prevent any attempted trades that would violate this Policy in the Company's sole discretion. The Company may be required to notify relevant authorities of a breach of this Policy.

Administration and interpretation

The Authorized Officers will administer this Policy and enforce compliance as needed. The Authorized Officers may designate other individuals to perform their duties under this Policy.

The General Counsel shall have the authority to interpret this policy and all related policies and procedures, in their discretion, to the extent consistent with the general purpose of this policy and applicable securities laws.Neither the Company nor the Authorized Officers will be liable for any act made under this Policy. Neither the Company nor each Authorized Officer is responsible for any failure to approve a trade or for imposing any Blackout Period.

Reporting Violations

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our General Counsel. If you want to submit a concern or complaint regarding a possible violation of this Policy anonymously, you should follow the procedures outlined in our Whistleblower Policy.

Changes to This Policy

Our Board reserves the right in its sole discretion to modify or grant waivers to this Policy. Any amendments or waiver may be publicly disclosed if required by applicable laws, rules and regulations. Ministerial changes that do not change the substance of this Policy are delegated by the Board to the General Counsel.

Exhibit 19.1

Exhibit A

Designated Insiders

All executive officers

All directors

All Vice President level employees and above

All administrative assistants to an executive officer, director or Designated Insider

All members of the legal function that prepare (or assist with preparing) SEC filings and earnings materials

All members of the Investor Relations function that assist with preparing earnings releases

All members of the Disclosure Committee

All designated members of the Finance and Accounting functions

All other individuals notified to be a Designated Insider by the General Counsel and/or the Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Life360, Inc.

San Mateo, California

We consent to the incorporation by reference in Registration Statement Nos. 333-279271 on Form S-3 and 333-268529, 333-274727, and 333-277598 on Form S-8 of our reports dated February 27, 2025, relating to the financial statements of Life360, Inc. and the effectiveness of Life360, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Deloitte & Touche LLP

San Francisco, California

February 27, 2025

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Life360, Inc.
San Mateo, California

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-274727 and 333-268529) of Life360, Inc. (the Company) of our report dated March 23, 2023, relating to the consolidated financial statements which appears in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.

San Francisco, California
February 27, 2025

Exhibit 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Chris Hulls, certify that:

1. I have reviewed this Annual Report on Form 10-K of Life360, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 27, 2025   /s/   Chris Hulls
                                                                      _____

                                                                      Chris Hulls

                                                                      Chief Executive Officer

Exhibit 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Russell Burke, certify that:

1. I have reviewed this Annual Report on Form 10-K of Life360, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 27, 2025   /s/   Russell Burke

                                                            Russell Burke

                                                            Chief Financial Officer

Exhibit 32.1

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of Life360, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2024 (the "Report"), I, Chris Hulls, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1)   the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 27, 2025   /s/   Chris Hulls
                                                                            Chris Hulls
                                                                            Chief Executive Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Life360, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

Exhibit 32.2

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of Life360, Inc. (the "Company"), on Form 10-K for the year ended December 31, 2023 (the "Report"), I, Russell Burke, Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge:

(1)   the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 27, 2025   /s/   Russell Burke

                                                        Russell Burke

                                                        Chief Financial Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Life360, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

Exhibit 97.1


Life360, Inc.

Incentive Compensation Recoupment Policy


1. Introduction

The Board of Directors (the "***Board***") of **Life360, Inc.**, a Delaware corporation (the "***Company***"), has determined that it is in the best interests of the Company and its stockholders to adopt this Incentive Compensation Recoupment Policy (this "***Policy***") providing for the Company's recoupment of Recoverable Incentive Compensation that is received by Covered Officers of the Company under certain circumstances. Certain capitalized terms used in this Policy have the meanings given to such terms in Section 3 below.

This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder ("***Rule 10D-1***") and Nasdaq Listing Rule 5608 (the "***Listing Standards***").

2. Effective Date

This Policy shall apply to all Incentive Compensation that is received by a Covered Officer on or after June 6, 2024 (the "***Effective Date***"). Incentive Compensation is deemed "***received***" in the Company's fiscal period in which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

3. Definitions

"***Accounting Restatement***" means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"***Accounting Restatement Date***" means the earlier to occur of (a) the date that the Board, a committee of the Board authorized to take such action, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

"***Administrator***" means the Compensation Committee or, in the absence of such committee, the Board.

"***Code***" means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"***Compensation Committee***" means the Compensation Committee of the Board.

"***Covered Officer***" means each current and former Executive Officer.

"***Exchange***" means the Nasdaq Stock Market.

Exhibit 97.1

"*Exchange Act*" means the U.S. Securities Exchange Act of 1934, as amended.

"*Executive Officer*" means the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company's parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified pursuant to Item 401(b) of Regulation S-K promulgated under the Exchange Act.

"*Financial Reporting Measures*" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures derived wholly or in part from such measures, including Company stock price and total stockholder return ("*TSR*"). A measure need not be presented in the Company's financial statements or included in a filing with the SEC in order to be a Financial Reporting Measure.

"*Incentive Compensation*" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

"*Lookback Period*" means the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (resulting from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period of at least nine months shall count as a completed fiscal year). Notwithstanding the foregoing, the Lookback Period shall not include fiscal years completed prior to the Effective Date.

"*Recoverable Incentive Compensation*" means Incentive Compensation received by a Covered Officer during the Lookback Period that exceeds the amount of Incentive Compensation that would have been received had such amount been determined based on the Accounting Restatement, computed without regard to any taxes paid (*i.e.*, on a gross basis without regard to tax withholdings and other deductions). For any compensation plans or programs that take into account Incentive Compensation, the amount of Recoverable Incentive Compensation for purposes of this Policy shall include, without limitation, the amount contributed to any notional account based on Recoverable Incentive Compensation and any earnings to date on that notional amount. For any Incentive Compensation that is based on stock price or TSR, where the Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Administrator will determine the amount of Recoverable Incentive Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive Compensation was received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange in accordance with the Listing Standards.

"*SOX*" means the Sarbanes-Oxley Act of 2002.

"*SEC*" means the U.S. Securities and Exchange Commission.

4.   **Recoupment**

Exhibit 97.1

(a) **Applicability of Policy.** This Policy applies to Incentive Compensation received by a Covered Officer (i) after beginning services as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for such Incentive Compensation, (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Lookback Period.

(b) **Recoupment Generally.** Pursuant to the provisions of this Policy, if there is an Accounting Restatement, the Company must reasonably promptly recoup the full amount of the Recoverable Incentive Compensation, unless the conditions of one or more subsections of Section 4(c) of this Policy are met and the Compensation Committee, or, if such committee does not consist solely of independent directors, a majority of the independent directors serving on the Board, has made a determination that recoupment would be impracticable. Recoupment is required regardless of whether the Covered Officer engaged in any misconduct and regardless of fault, and the Company's obligation to recoup Recoverable Incentive Compensation is not dependent on whether or when any restated financial statements are filed.

(c) **Impracticability of Recovery.** Recoupment may be determined to be impracticable if, and only if:

(i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the applicable Recoverable Incentive Compensation; provided that, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Recoverable Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange in accordance with the Listing Standards; or

(ii) recoupment of the applicable Recoverable Incentive Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Code Section 401(a)(13) or Code Section 411(a) and regulations thereunder.

(d) **Sources of Recoupment.** To the extent permitted by applicable law, the Administrator shall, in its sole discretion, determine the timing and method for recouping Recoverable Incentive Compensation hereunder, provided that such recoupment is undertaken reasonably promptly. The Administrator may, in its discretion, seek recoupment from a Covered Officer from any of the following sources or a combination thereof, whether the applicable compensation was approved, awarded, granted, payable or paid to the Covered Officer prior to, on or after the Effective Date: (i) direct repayment of Recoverable Incentive Compensation previously paid to the Covered Officer; (ii) cancelling prior cash or equity-based awards (whether vested or unvested and whether paid or unpaid); (iii) cancelling or offsetting against any planned future cash or equity-based awards; (iv) forfeiture of deferred compensation, subject to compliance with Code Section 409A; and (v) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may effectuate recoupment under this Policy from any amount otherwise payable to the Covered Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, *e.g.*, base salary, bonuses or commissions and compensation previously deferred by the Covered Officer. The Administrator need not utilize the same method of recovery for all Covered Officers or with respect to all types of Recoverable Incentive Compensation.

Exhibit 97.1

(e)   **No Indemnification of Covered Officers.**   Notwithstanding any indemnification agreement, applicable insurance policy or any other agreement or provision of the Company's certificate of incorporation or bylaws to the contrary, no Covered Officer shall be entitled to indemnification or advancement of expenses in connection with any enforcement of this Policy by the Company, including paying or reimbursing such Covered Officer for insurance premiums to cover potential obligations to the Company under this Policy.

(f)   **Indemnification of Administrator.**   Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

(g)   **No "Good Reason" for Covered Officers.**   Any action by the Company to recoup or any recoupment of Recoverable Incentive Compensation under this Policy from a Covered Officer shall not be deemed (i) "good reason" for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Officer, or (ii) to constitute a breach of a contract or other arrangement to which such Covered Officer is party.

5.   Administration

Except as specifically set forth herein, this Policy shall be administered by the Administrator. The Administrator shall have full and final authority to make any and all determinations required under this Policy. Any determination by the Administrator with respect to this Policy shall be final, conclusive and binding on all interested parties and need not be uniform with respect to each individual covered by this Policy. In carrying out the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee's responsibility and authority. Subject to applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions that the Administrator, in its sole discretion, deems necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

6.   Severability

If any provision of this Policy or the application of any such provision to a Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

7.   No Impairment of Other Remedies

Nothing contained in this Policy, and no recoupment or recovery as contemplated herein, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Officer arising out of or resulting from any actions or omissions by the Covered Officer. This Policy does not preclude the Company from taking any other action to enforce a Covered Officer's obligations to the Company, including, without limitation, termination of employment and/or institution of civil proceedings. This Policy is in addition to the requirements of Section 304 of SOX that are

Exhibit 97.1

applicable to the Company's Chief Executive Officer and Chief Financial Officer and to any other compensation recoupment policy and/or similar provisions in any employment, equity plan, equity award, or other individual agreement, to which the Company is a party or which the Company has adopted or may adopt and maintain from time to time; provided, however, that compensation recouped pursuant to this Policy shall not be duplicative of compensation recouped pursuant to Section 304 of SOX or any such compensation recoupment policy and/or similar provisions in any such employment, equity plan, equity award, or other individual agreement except as may be required by law.

8.   Amendment; Termination

The Administrator may amend, terminate or replace this Policy or any portion of this Policy at any time and from time to time in its sole discretion. The Administrator shall amend this Policy as it deems necessary to comply with applicable law or any Listing Standard.

9.   Successors

This Policy shall be binding and enforceable against all Covered Officers and, to the extent required by Rule 10D-1 and/or the applicable Listing Standards, their beneficiaries, heirs, executors, administrators or other legal representatives.

10.   Required Filings

The Company shall make any disclosures and filings with respect to this Policy that are required by law, including as required by the SEC.

Exhibit 97.1

Life360, Inc.

Incentive Compensation Recoupment Policy

Form of Executive Acknowledgment

I, the undersigned, agree and acknowledge that I am bound by, and subject to, the Life360, Inc. Incentive Compensation Recoupment Policy, as may be amended, restated, supplemented or otherwise modified from time to time (the "***Policy***"). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter or other individual agreement with Life360, Inc. (the "***Company***") to which I am a party, or the terms of any compensation plan, program or agreement, whether or not written, under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.

In the event that the Administrator (as defined in the Policy) determines that any compensation granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. I further agree and acknowledge that I am not entitled to indemnification, and hereby waive any right to advancement of expenses, in connection with any enforcement of the Policy by the Company.

Agreed and Acknowledged:

Name:

Title:

Date:

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